As filed with the Securities and Exchange Commission on August 3, 1995


                                                      Registration  No. 33-60347
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            -----------------------



                                AMENDMENT NO. 3
                                       TO
                                    FORM S-4



                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

                            -----------------------

                               OMNICOM GROUP INC.
               (Exact Name of Registrant as Specified in Charter)


        New York                      7311                       13-1514814
(State of Incorporation)    (Primary Standard Industri         (I.R.S Employer
                             Classification Code Number)     Identification No.)


                               437 Madison Avenue
                            New York, New York 10022
                                 (212) 415-3600
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                             BARRY J. WAGNER, ESQ.
                               Omnicom Group Inc.
                               437 Madison Avenue
                            New York, New York 10022
                                 (212) 415-3600
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                            -----------------------

                                   Copies to:
 MICHAEL D. DITZIAN, ESQ.                        D. RICHARD MCDONALD, ESQ.
    Davis & Gilbert                                 Dykema Gossett PLLC
     1740 Broadway                         1577 North Woodward Avenue, Suite 300
New York, New York  10019                     Bloomfield Hills, Michigan 48304
     (212) 468-4800                                   (810) 540-0700

                            -----------------------

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the Merger pursuant to the Agreement and Plan of Merger described in the enclosed Prospectus/Information Statement have been satisfied or waived.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reimbursement plans, please check the following box: [ ]

                            -----------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                               OMNICOM GROUP INC.

     Cross Reference Sheet Pursuant to Rule 404(a) of the Securities Act of 1933 and Item 501(b) of Regulation S-K, Showing the Location or Heading in the Prospectus/Information Statement of the Information Required by Part I of Form S-4.

                                              Location or Heading in
S-4 Item Number and Caption                   Prospectus/Information Statement
- ---------------------------                   --------------------------------
A. Information about the Transaction

      Forepart of the Registration
      Statement and Outside Front
      Cover Page of Prospectus                Facing page; Cross Reference
                                              Sheet, Outside Front Cover Page of
                                              Prospectus/Information Statement
      Inside Front and Outside Back
      Cover Pages of Prospectus               Inside Front Cover Page of
                                              Prospectus/Information Statement;
                                              "Available Information"; "Table of
                                              Contents"
      Risk Factors, Ratio of Earnings
      to Fixed Charges and Other
      Information                             "Summary"; "Summary of
                                              Comparative Per Share Data";
                                              "Selected Financial Data of
                                              Ross Roy"

      Terms of the Transaction                "Summary"; "The Merger
                                              Agreement and the Merger--
                                              Background of and Ross Roy's
                                              Reasons for the Merger";
                                              "--Opinion of Financial Advisor";
                                              "--Omnicom's Reasons for the
                                              Merger"; "--The Merger Agreement"


      Pro Forma Financial Information         *

      Material Contacts with the
      Company Being Acquired                  "Summary"; "The Merger Agreement
                                              and the Merger -- Interests of
                                              Ross Roy's Management in the
                                              Merger"; "--Opinion of Financial
                                              Advisor"
      Additional Information Required
      for Reoffering by Persons
      Parties Deemed to be
      Underwriters                            *

      Interests of Named Experts and
      Counsel                                 *

      Disclosure of Commission Position
      On Indemnification for
      Securities Act Liabilities              *

                                              Location or Heading in
S-4 Item Number and Caption                   Prospectus/Information Statement
- ---------------------------                   --------------------------------
B.  Information About the Registrant

      Information with Respect to S-3
      Registrants                             "Summary"; "Incorporation of
                                              Certain Information by
                                              Reference"; "Business
                                              Information Concerning Omnicom";
                                              "Selected Financial Data of
                                              Omnicom"; "Description of
                                              Omnicom Capital Stock"


      Incorporation of Certain
      Information by Reference                "Incorporation of Certain
                                              Information by Reference"

      Information with Respect to S-2
      or S-3 Registrants                      *

      Incorporation of Certain
      Information by Reference                *

      Information with Respect to
      Registrants Other Than S-3
      or S-2 Registrants                      *


C.  Information About the Company Being Acquired

      Information with Respect to S-3
      Companies                               *

      Information with Respect to
      S-2 or S-3 Companies                    *

      Information with Respect to
      Companies Other Than
      S-3 or S-2 Companies                    "Summary"; "Business Information
                                              Concerning Ross Roy -- Executive
                                              Officers and Directors, Principal
                                              Shareholders"; "Selected Financial
                                              Data of Ross Roy"; "Management's
                                              Discussion and Analysis of
                                              Financial Condition and Results of
                                              Operations of Ross Roy";
                                              "Description of Ross Roy Capital
                                              Stock"; "Index to Ross Roy
                                              Financial Statements"


D.  Voting and Management Information

      Information if Proxies, Consents
      or Authorizations are to be Solicited   *


      Information if Proxies, Consents
      or Authorizations are not to be
      Solicited or in Exchange Offer         "Summary"; "Business Information
                                              Concerning Ross Roy -- Executive
                                              Officers and Directors, Principal
                                              Shareholders"; "The Merger Agree-
                                              ment and the Merger -- Other
                                              Considerations -- No Dissenters'
                                              Rights"
- --------------
* Not applicable.

                         Ross Roy Communications, Inc.
100 Bloomfield Hills Parkway / Bloomfield Hills, Michigan 48304 / (810) 433-6000


                            -----------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS



                         To Be Held On August 31, 1995


                            -----------------------


To The Shareholders of
  Ross Roy Communications, Inc.


     A Special Meeting of the shareholders of Ross Roy Communications, Inc., a Michigan corporation ("Ross Roy"), will be held on August 31, 1995, at 9:00 A.M. (local time), at the Bloomfield Hills Country Club, 350 West Long Lake Road, Bloomfield Hills, Michigan, 48304, to consider and vote upon the following matters described in the accompanying Prospectus/Information Statement:


     1. To consider and act upon the approval of an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which a wholly-owned subsidiary of Omnicom Group Inc., a New York corporation ("Omnicom"), will be merged with and into Ross Roy, such that Ross Roy will be the surviving corporation of such merger and will become a wholly-owned subsidiary of Omnicom and each share of Ross Roy Common Stock will be converted into the right to receive a certain number of shares of
          Common Stock of Omnicom, all as more fully described in the accompanying Prospectus/Information Statement; and

     2. To consider and act upon the approval of an escrow agreement (the "Escrow Agreement") to be entered into in connection with the Merger Agreement, and the appointment of Chris A. Lawson as representative, and Richard C. Ward as alternate, to act as the collective agent of the shareholders of Ross Roy and certain others under the terms of the Escrow Agreement, all as more fully described in the accompanying Prospectus/Information Statement; and

     3. To consider and act upon any other business which may properly come before the Special Meeting or any adjournment thereof.

     Only holders of record of Class A Common Stock, par value $1.00 per share ("Class A Common Stock"), and Class B Common Stock, par value $1.00 per share
("Class B Common Stock"), of Ross Roy as of the close of business on July 24, 1995 are entitled to notice of and to vote at the Special Meeting.

     The affirmative votes of the holders of a majority of the outstanding shares of Class A Common Stock, voting as a class, and of the holders of a majority of Class B Common Stock, voting as a class, are necessary to approve the various proposals. None of the proposals shall become effective unless all of the proposals are adopted by the requisite vote of the Ross Roy shareholders.

      As of July 24, 1995, directors and executive officers of Ross Roy owning in the aggregate approximately 55.37% of the Class A Common Stock and 100% of the Class B Common Stock have expressed an intention to vote in favor of the transactions contemplated herein.


                 WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE
                       REQUESTED NOT TO SEND US A PROXY.


                                     By Order of The Ross Roy Board of Directors


                                                  Verne C. Hampton II
                                                       Secretary


Dated: August 3, 1995

                             SUBJECT TO COMPLETION
                              DATED AUGUST 3, 1995




                         ROSS ROY COMMUNICATIONS, INC.

                             INFORMATION STATEMENT

                            -----------------------

                               OMNICOM GROUP INC.

                                   PROSPECTUS

                            -----------------------

     This Prospectus/Information Statement is being furnished to holders of Class A Common Stock, par value $1.00 per share ("Class A Common Stock"), and Class B Common Stock, par value $1.00 per share ("Class B Common Stock")
(collectively, "Ross Roy Common Stock"), of Ross Roy Communications, Inc., a Michigan corporation ("Ross Roy"), in connection with proposals (a) to adopt an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger (the "Merger") of RRC Acquisition Inc. ("OmniSub"), a Michigan corporation and wholly-owned subsidiary of Omnicom Group Inc., a New York corporation ("Omnicom"), with and into Ross Roy, with Ross Roy as the surviving corporation, and (b) to adopt an Escrow Agreement (the "Escrow Agreement") pursuant to the Merger Agreement and to appoint Chris A. Lawson as representative, and Richard
C. Ward as alternate, to act as the collective agent of the holders of Ross Roy Common Stock and certain others under the terms of the Escrow Agreement.

     The Merger Agreement provides for an aggregate purchase price of $52,000,000; with each share of Ross Roy Common Stock entitled to receive its pro rata share based upon a formula conversion price more fully described herein which will depend on the number of shares of Ross Roy Common Stock outstanding at the time of the Merger, as well as on the amounts payable to certain persons with contractual rights to receive certain payments from Ross Roy as a result of the consummation of the Merger.

     The approval of the proposals will require the affirmative votes of the holders of a majority of the outstanding shares of Class A Common Stock voting as a class, and the holders of a majority of the outstanding shares of Class B Common Stock voting as a class. Directors and executive officers of Ross Roy owning in the aggregate as of July 24, 1995 approximately 55.37% of the outstanding Class A Common Stock and 100% of the outstanding Class B Common Stock, have expressed an intention to vote in favor of the various proposals and accordingly the proposals can be approved by the affirmative vote of such persons even if all other holders of Ross Roy Common Stock vote against the proposals.

     Omnicom has filed a Registration Statement with the Securities and Exchange Commission covering the shares of Omnicom Common Stock to be issued in connection with the Merger. This Prospectus/Information Statement, along with the documents and portions of documents incorporated herein by reference, constitutes the Prospectus of Omnicom filed as a part of such Registration Statement.

     This Prospectus/Information Statement is also being furnished to the EPU Holder and the Former Eligible Employee Holders, all as defined and more fully described herein, who will receive shares of Omnicom Common Stock as payment of rights owned by such individuals subject to the same terms and conditions as the other shareholders of Ross Roy.

     This Prospectus/Information Statement constitutes both an information statement of Ross Roy with respect to the Special Meeting and a prospectus of Omnicom with respect to up to 1,000,000 shares of Omnicom Common Stock which may be issued in connection with the Merger.

THE SECURITIES OF OMNICOM TO BE OFFERED IN CONNECTION WITH THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE
                       REQUESTED NOT TO SEND US A PROXY.

                            -----------------------

      The date of this Prospectus/Information Statement is August 3, 1995.

                            -----------------------

     No person has been authorized to give any information or to make any representation other than those contained in this Prospectus/Information Statement in connection with the Special Meeting or the offering of securities made hereby and, if given or made, such information or representation must not be relied upon as having been authorized by Omnicom, Ross Roy or any other person. This Prospectus/Information Statement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, in any jurisdiction to or from any person to whom it is not lawful to make such offer or solicitation. Neither the delivery of this Prospectus/Information Statement, nor any distribution of securities made hereunder, shall, under any circumstances, create an implication that there has been no change in the affairs of Omnicom or Ross Roy since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.


                                ----------------

                             AVAILABLE INFORMATION

     Omnicom is  subject to the  informational  requirements  of the  Securities
Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "SEC"). The reports, proxy statements and other information filed by Omnicom with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048-1102 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also can be obtained from the Public Reference Section of the SEC, Washington, D.C. 20549 at prescribed rates. In addition, material filed by Omnicom can be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, New York 10005, on which the Omnicom Common Stock is listed.

     Omnicom has filed with the SEC a Registration Statement on Form S-4 (together with all amendments, exhibits, annexes and schedules thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Omnicom Common Stock to be issued pursuant to the Merger. This Prospectus/Information Statement does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. Such additional information may be obtained from the SEC's principal office in Washington, D.C. Statements contained in this Prospectus/Information Statement or in any document incorporated in this Prospectus/Information Statement by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following  documents  filed with the SEC by Omnicom (File No.  1-10551)
pursuant  to  the   Exchange   Act  are   incorporated   by  reference  in  this
Prospectus/Information Statement:

          1. Omnicom's Annual Report on Form 10-K for the fiscal year ended December 31, 1994;

          2. Omnicom's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995;

          3. Omnicom's Proxy Statement dated April 7, 1995, for the Annual Meeting of Shareholders held on May 22, 1995; and

          4. The description of Omnicom's Common Stock contained in Omnicom's Registration Statement pursuant to the Exchange Act, together with all amendments or reports filed for the purpose of updating such description.

      All documents and reports subsequently filed by Omnicom pursuant to Sections 13(a), 13(c), l4 or 15(d) of the Exchange Act after the date of this Prospectus/Information Statement shall be deemed to be incorporated by reference in this Prospectus/Information Statement and to be a part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus/Information Statement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus/Information Statement.

      This Prospectus/Information Statement incorporates documents by reference that are not presented herein or delivered herewith. Such documents (other than exhibits to such documents, unless such exhibits are specifically incorporated herein by reference) are available to any person, including any beneficial owner, to whom this Prospectus/Information Statement is delivered, without charge, on written or oral request directed to Omnicom Group Inc., 437 Madison Avenue, New York, New York 10022, Attention: Secretary (telephone number (212) 415-3600). In order to ensure timely delivery of the documents, any requests should be made by August 22, 1995.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION .....................................................    2

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE ...........................    2

SUMMARY ...................................................................    5

COMPARATIVE PER SHARE DATA ................................................   13

MARKET PRICE DATA .........................................................   14

THE SPECIAL MEETING .......................................................   15
    Date, Time and Place of Special Meeting ...............................   15
    Business to be Transacted at the Special Meeting ......................   15
    Record Date, Voting Rights ............................................   15
    Voting Requirements ...................................................   15
    Management Ownership ..................................................   15

THE MERGER AGREEMENT AND THE MERGER .......................................   16
    Background of and Ross Roy's Reasons for the Merger;
      Opinion of Financial Advisor; Recommendation of
      the Ross Roy Board of Directors .....................................   16
    Omnicom's Reasons for the Merger ......................................   19
    Interests of Ross Roy's Management in the Merger ......................   20
    Procedure for Distributing Shares of Omnicom Common Stock
      to Ross Roy Shareholders ............................................   21
    The Merger Agreement ..................................................   21
    Other Considerations ..................................................   25

THE ESCROW AGREEMENT AND THE ROSS ROY SHAREHOLDER REPRESENTATIVE ..........   28

BUSINESS INFORMATION CONCERNING OMNICOM ...................................   30

SELECTED FINANCIAL DATA OF OMNICOM ........................................   31

BUSINESS INFORMATION CONCERNING ROSS ROY ..................................   32
    Description of Business ...............................................   32
    Executive Officers and Directors; Principal Shareholders ..............   33

SELECTED FINANCIAL DATA OF ROSS ROY .......................................   35
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF ROSS ROY .....................................   36
    General ...............................................................   36
    Results of Operations .................................................   36
    Capital Resources and Liquidity .......................................   39

DESCRIPTION OF OMNICOM CAPITAL STOCK ......................................   40

DESCRIPTION OF ROSS ROY CAPITAL STOCK .....................................   41

COMPARISON OF SHAREHOLDER RIGHTS ..........................................   41

LEGAL MATTERS .............................................................   46

EXPERTS ...................................................................   47

- --------------------------------------------------------------------------------

                                    SUMMARY

      The following is a brief summary of certain information contained in this Prospectus/Information Statement. This summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information contained in or incorporated by reference in this Prospectus/Information Statement.
                                 The Companies

Omnicom Group Inc. .............   Omnicom,  through  its wholly  and  partially
                                   owned   companies,    operates    advertising
                                   agencies  which  plan,  create,  produce  and
                                   place  advertising  in various  media such as
                                   television,  radio, newspapers and magazines;
                                   and offers clients such  additional  services
                                   as marketing  consultation,  consumer  market
                                   research,    design   and    production    of
                                   merchandising  and sales  promotion  programs
                                   and  materials,   direct  mail   advertising,
                                   corporate     identification    and    public
                                   relations.   According   to   the   unaudited
                                   industry-wide  figures published in the trade
                                   journal, Advertising Age, in 1994 Omnicom was
                                   ranked  as  the  third  largest   advertising
                                   agency group worldwide.

                                   Omnicom operates three separate, independent agency networks: the BBDO Worldwide Network, the DDB Needham Worldwide Network and the TBWA International Network. Omnicom also operates independent agencies, Altschiller & Company and Goodby, Silverstein & Partners, and certain marketing service and specialty advertising companies through its Diversified
                                   Agency  Services   Division.

                                   The principal executive offices of Omnicom are located at 437 Madison Avenue, New York, New York 10022, telephone number (212) 415-3600.

RRC Acquisition Inc. ...........   OmniSub  was  formed by Omnicom to effect the
                                   proposed Merger with Ross Roy and has not engaged in any active business.

Ross Roy Communications, Inc. ..   Ross   Roy  is  a  full   service   marketing
                                   communications  company, which was founded in
                                   1926.   Ross  Roy  offers  a  full  range  of
                                   services that include both media  advertising
                                   and marketing  communications and promotional
                                   services.  These  services  consist of direct
                                   marketing, sales promotion, video production,
                                   database management, telemarketing, training,
                                   incentive administration, production of shows
                                   and  meetings,  sales  support  services  and
                                   satellite teleconferencing. It is also active
                                   in   the   development   and   use   of   new
                                   communications  technologies.

                                   The principal executive offices of Ross Roy are located at 100 Bloomfield Hills Parkway, Bloomfield Hills, Michigan 48304, telephone number (810) 433-6000.

                              The Special Meeting



Date, Time and Place
of Special Meeting .............   The Special   Meeting  will be held on August
                                   31, 1995 at 9:00 A.M.  (local  time),  at the
                                   Bloomfield  Hills Country Club, 350 West Long
                                   Lake Road, Bloomfield Hills, Michigan 48304.


Record Date; Shares
Entitled To Vote ...............   Holders of record of shares of Class A Common
                                   Stock  and  Class B Common  Stock of Ross Roy
                                   (collectively, "Ross Roy Shareholders") at the close of business on July 24, 1995 (the
                                   "Record Date"), are entitled to notice of and to vote at the Special Meeting. At such date there were outstanding 348,453 shares of Class A Common Stock, each of which will be entitled to one vote at the Special Meeting, and 54,800 shares of Class B Common Stock, each of which will be entitled to one vote at the Special Meeting.

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

 Purpose of the Special
 Meeting .......................   The  purpose  of the  Special  Meeting  is to
                                   consider and vote upon the following matters:

                                   (a) a proposal to approve the Merger Agreement and the transactions contemplated thereby, including without limitation the Merger of OmniSub with and into Ross Roy pursuant to the Merger Agreement, such that Ross Roy will be the surviving corporation of such Merger and will become a wholly-owned subsidiary of Omnicom, and each share of Ross Roy Common Stock will be converted into the right to receive shares of Omnicom Common Stock, as more fully described herein;

                                   (b) a proposal to approve the Escrow Agreement and the transactions contemplated thereby, and to appoint Chris A. Lawson as representative, and Richard C. Ward as alternate, to act on behalf of the Ross Roy Shareholders and certain others under the terms of the Escrow Agreement; and

                                   (c) such other proposals as may properly be brought before the Special Meeting and any adjournment thereof.

                                        None  of  these   matters   will  become
                                        effective unless all of the proposals are adopted by the requisite vote of the Ross Roy Shareholders.

Vote Required ..................   The approval of the various proposals by Ross
                                   Roy Shareholders will require the affirmative votes of the holders of a majority of the outstanding shares of Class A Common Stock voting as a class, and the holders of a majority of the outstanding shares of Class B
                                   Common Stock voting as a class.

                                   As of the Record Date, directors and executive officers of Ross Roy owned an aggregate of 198,483 shares of Class A Common Stock, constituting approximately 55.37% of the outstanding Class A Common Stock as of such date, and an aggregate of 54,800 shares of Class B Common Stock, constituting 100% of the outstanding Class B Common Stock as of such date. Each of such individuals has expressed an intention to vote in favor of the various proposals. Accordingly, the proposals can be approved without the affirmative vote of any other Ross Roy Shareholders.

              Description of Certain Terms of the Merger Agreement

The Proposed  Merger ...........   Subject  to  the  approval  of the  Ross  Roy
                                   Shareholders of the Merger Agreement, OmniSub
                                   will be  merged  with and into  Ross Roy with
                                   Ross Roy as the surviving  corporation.  As a
                                   result of the  Merger,  the  business of Ross
                                   Roy  will  be  operated  as  a   wholly-owned
                                   subsidiary  of Omnicom,  as part of Omnicom's
                                   Diversified    Agency   Services    Division.

 Conversion  of Ross Roy
  Common  Stock ................   If the Merger is  consummated,  each share of
                                   Ross Roy Common Stock will be converted  into
                                   shares of Omnicom Common Stock,  based upon a
                                   formula Conversion Price described more fully
                                   under   "The   Merger   Agreement   and   the
                                   Merger--The  Merger  Agreement--Determination
                                   of Conversion  Price", and the "Market Value"
                                   of  the  Omnicom  Common  Stock.  The  actual
                                   "Market  Value" of the Omnicom  Common  Stock
                                   shall be  determined  by the  average  of the
                                   closing  prices per share of  Omnicom  Common
                                   Stock reported on the New York Stock Exchange
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                                       6

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                                   for the 20  consecutive  trading  days ending
                                   two business days immediately prior to the date the Merger Agreement is closed (the
                                   "Closing   Date").   Ross  Roy   Shareholders
                                   otherwise entitled to a fractional share of Omnicom Common Stock will be paid cash in lieu of such fractional share.

                                   The actual Conversion Price will be dependent upon the outstanding number of shares of Ross Roy Common Stock at the time the Merger is legally effective under the laws of the State of Michigan (the "Effective Time of the Merger"), as well as the amounts payable to the EPU Holder and the Former Eligible Employee Holders, as defined and described more fully under "Payment of Certain Obligations of Ross Roy" below, and "The Merger Agreement and the Merger--The Merger Agreement--Determination of Conversion
                                   Price". The total number of shares of Omnicom Common Stock to be issued to the Ross Roy Shareholders based upon such Conversion Price will be dependent on the Market Value of the Omnicom Common Stock. In order to make
                                   certain        estimates        in       this
                                   Prospectus/Information Statement relating to the consideration to be paid to the Ross Roy Shareholders, it has been assumed that at the Effective Time of the Merger (i) 428,453 shares of Ross Roy Common Stock will be outstanding (consisting of the 403,253 shares currently outstanding and an additional 25,200 shares which may be issued between the date hereof and the Effective Time of the Merger to holders of rights and options to purchase Class A Common Stock), (ii) there will be no change in the amount payable to the EPU Holder by virtue of the federal capital gains rate being increased or decreased from the current 28%, and (iii) there will be no persons in the category of Former Eligible Employee Holders other than the one person currently in that category and from whom Ross Roy purchased 2,400 shares of Ross Roy Common Stock upon his retirement in December 1994. Based on these assumptions, each share of Ross Roy Common Stock would be converted into the right to receive shares of Omnicom Common Stock having a Market Value of $118.21. Assuming that the Market Value of the Omnicom Common Stock were $58.875 (which was the closing price per share of Omnicom Common Stock on the New York Stock Exchange on the last full trading day prior to the execution and delivery of the Merger Agreement), each share of Ross Roy Common Stock would be converted into the right to receive 2.0078 shares of Omnicom Common Stock.

                                   However, although the closing of the Merger Agreement is scheduled for August 31, 1995, such closing may be delayed beyond August 31, 1995 if all conditions of the Merger have not been satisfied or waived by such date; if this occurs the Ross Roy Shareholders would not be able to determine the exact Conversion Price at the time of the Special Meeting. At the time this Prospectus/Information Statement is being mailed to the Ross Roy Shareholders, Omnicom has no reason to believe that the Closing Date will not be August 31, 1995, as scheduled. See "The Merger Agreement and the Merger -- The Merger Agreement -- Certain Conditions of the Merger -- Closing Date."

Payment of Certain
Obligations of Ross ............   Roy Ross Roy has  outstanding  obligations to
                                   make  certain  payments  as a  result  of the
                                   consummation  of the  Merger,  based upon the
                                   consideration   received   by  the  Ross  Roy
                                   Shareholders.   These  obligations,  and  the
                                   manner in which they are being satisfied, are as follows:

                                   (a)  Under    Ross    Roy's    1984    Equity
                                        Participation  Plan (the "EPU Plan"),  a
                                        holder  of  equity  participation  units
                                        ("EPUs")  granted   thereunder  has  the
                                        right  to  receive,  upon  a  change  in
                                        control of Ross Roy,  payment in respect
                                        of his  EPUs in an  amount  equal to the
                                        excess of the consideration  received by
                                        the Ross Roy Shareholders  over the base
                                        price of such EPUs  ($21.62  per share),
                                        plus a tax  gross-up  factor.  There are
                                        currently 10,000 EPUs  outstanding,  all
                                        of which  are  held by  Chris A.  Lawson
                                        (the "EPU  Holder"),  the Executive Vice
                                        President and Chief Financial Officer of
                                        Ross Roy. Accordingly,  at the Effective
                                        Time,    Omnicom   will   satisfy   this
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                                       7

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                                        obligation  to the EPU  Holder in shares
                                        of  Omnicom  Common  Stock  as  if  such
                                        person  were  a  Ross  Roy  Shareholder,
                                        including      the       indemnification
                                        obligations  described  below.  Based on
                                        the    assumptions    set    forth    in
                                        "Summary--Description of Certain Terms of the Merger Agreement-- Conversion of Ross Roy Common Stock", the obligation would be $1,151,404.

                                   (b) Under Ross Roy's Articles of Incorporation (the "Ross Roy Articles"), if an employee of Ross Roy retires (after reaching normal retirement age) or dies, his shares of Ross Roy Common Stock are repurchased by Ross Roy at their formula book value price as calculated in accordance with the Ross Roy Articles. If a change in control of Ross Roy occurs within one year of such retirement or death, such former employee (the "Former Eligible Employee Holder") is entitled to receive his pro rata share of the consideration received by the other Ross Roy Shareholders (as reduced by any amounts theretofore paid to him by Ross Roy in respect of his shares). There is currently one Former Eligible Employee Holder from whom Ross Roy purchased 2,400 shares of Class A Common Stock in December 1994. However, there could be more at the Effective Time of the Merger (although no current employee of the Company will attain normal retirement age between the date hereof and December 31, 1995). Accordingly, at the Effective Time, Omnicom will satisfy this obligation to the Former Eligible Employee Holder and any other Ross Roy Shareholder who becomes a Former Eligible Employee Holder in shares of Omnicom Common Stock as if such persons were Ross Roy
                                        Shareholders,        including       the
                                        indemnification   obligations  described
                                        below.  Based  on  the  assumptions  set
                                        forth   in    "Summary--Description   of
                                        Certain     Terms    of    the    Merger
                                        Agree-ment--Conversion   of   Ross   Roy
                                        Common Stock", the obligation as of June
                                        30,  1995  would  have  been   $200,616.

Indemnification  Obligations ...   Pursuant  to the Merger  Agreement,  the Ross
                                   Roy  Shareholders  are  required to indemnify
                                   Omnicom and its  affiliates  against  certain
                                   losses and damages  arising  under the Merger
                                   Agreement,  and the  EPU  Holder  and  Former
                                   Eligible  Employee  Holders  will share these
                                   indemnification  obligations  of the Ross Roy
                                   Shareholders on a pro rata basis.  Losses and
                                   damages  may  arise  as a  result  of (i) the
                                   inaccuracy or breach of any representation or
                                   warranty or covenant of Ross Roy contained in
                                   the  Merger  Agreement,  or the  breach of or
                                   failure by Ross Roy to  perform or  discharge
                                   any  of  its  obligations  under  the  Merger
                                   Agreement,   or  (ii)  the   payment  of  any
                                   judgment   or   settlement   in   respect  of
                                   litigations  and threatened  litigations  set
                                   forth on a schedule  to the Merger  Agreement
                                   in excess of the aggregate  reserves recorded
                                   for such matters in the financial  records of
                                   Ross  Roy,  all of  which  are  contingencies
                                   whose   outcomes   could  not  reasonably  be
                                   determined  at the time of the  execution  of
                                   the   Merger    Agreement.    Indemnification
                                   obligations  arising under clause (i) of this
                                   paragraph  arise only to the extent that such
                                   losses   and   damages   exceed     $250,000.

                                   To satisfy the indemnification obligations arising under clause (i) of the preceding paragraph, shares of Omnicom Common Stock having a Market Value of $2,525,000 shall be placed into an escrow account (the "General

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                                       8

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                                   Escrow  Fund")  under the terms of the Escrow
                                   Agreement among Omnicom, Ross Roy, the Ross Roy Shareholder Representative and The Chase Manhattan Bank, N.A., as escrow agent (the
                                   "Escrow     Agent").     To    satisfy    the
                                   indemnification   obligations  arising  under
                                   clause  (ii)  of  the  preceding   paragraph,
                                   shares of Omnicom Common Stock having a Market Value of $1,300,000 will be placed
                                   into  an  additional   escrow   account  (the
                                   "Special   Escrow  Fund")  under  the  Escrow
                                   Agreement.     Indemnification    obligations
                                   arising under clause (i) of the preceding paragraph may be satisfied only from the General Escrow Fund, and those arising under clause (ii) of the preceding paragraph may be satisfied only from the Special Escrow Fund.

                                   Each of the Ross Roy Shareholders, the EPU Holder and the Former Eligible Employee Holders shall deposit his pro rata share of the General Escrow Fund and Special Escrow Fund based on the number of shares of Omnicom Common Stock received in the Merger.

                                   The indemnification obligations of the Ross Roy Shareholders, the EPU Holder and the Former Eligible Employee Holders will be limited to and satisfied solely from, the General Escrow Fund and Special Escrow Fund under the Escrow Agreement (such that neither Omnicom nor any of its affiliates will have any recourse for the payment of any losses or other damages arising out of the transactions contemplated by the Merger Agreement against the Ross Roy Shareholders, the EPU Holder or the Former Eligible Employee Holders, nor
                                   shall any of such persons be personally liable for any such losses or damages). Indemnification obligations to be satisfied out of the General Escrow Fund will terminate on the earlier of the first independent audit report, if any, of Ross Roy following the Effective Time of the Merger or one year from the Effective Time (except that claims asserted in writing on or prior to such date will survive until they are decided and are final and binding on the parties). Indemnification obligations to be satisfied out of the Special Escrow Fund will terminate at such time as all matters indemnifiable thereunder shall have been fully paid or finally settled.

                                   See "The Merger Agreement and the Merger- -The Merger Agreement--Indemnification
                                   Obligations" and "The Escrow Agreement and The Ross Roy Shareholder Representative".

Conditions to the Merger .......   Consummation of the Merger is contingent upon
                                   satisfaction of certain conditions, including
                                   without   limitation,   the  SEC  not  having
                                   objected to Omnicom's treatment of the Merger
                                   as  a  pooling-of-interests   for  accounting
                                   purposes, the Registration Statement having been declared effective by the SEC and not subject to a stop order, or threatened stop order, and the Omnicom Common Stock being registered thereunder having been approved for listing on the New York Stock Exchange.
                                   In the event that a condition of the Merger is not satisfied, the Merger may be abandoned even if prior thereto the Merger has been approved by the Ross Roy Shareholders.

Termination of the Merger
Agreement; Termination Fee .....   The   Merger    Agreement   is   subject   to
                                   termination  at the option of either  Omnicom
                                   or Ross Roy if the Merger is not  consummated
                                   by December 29, 1995,  and prior to such time
                                   upon the occurrence of certain events. If the
                                   Merger  Agreement  is  terminated  by  either
                                   Omnicom or Ross Roy in certain  circumstances
                                   as a  result  of an  alternative  acquisition
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                                       9

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                                   proposal  for Ross Roy which is not  rejected
                                   by the Ross Roy Board of Directors, Ross Roy is required to pay Omnicom a termination fee
                                   of $1,000,000.  See   "The Merger   Agreement
                                   and   the   Merger--The   Merger  Agreement--
                                   Termination."

                              Other Considerations
Recommendation of the
Ross Roy Board of Directors ....   The  Board  of  Directors  of  Ross  Roy  has
                                   approved   the  Merger   Agreement   and  the
                                   transactions    contemplated    thereby   and
                                   recommends  its  approval  by  the  Ross  Roy
                                   Shareholders.

Interests of Certain Persons
in the Merger ..................   As of July 24, 1995,  directors and executive
                                   officers  of Ross  Roy  owned  of  record  an
                                   aggregate  of  approximately  55.37%  of  the
                                   outstanding  shares  of Class A Common  Stock
                                   and 100% of the outstanding shares of Class B
                                   Common   Stock.   Accordingly   the   various
                                   proposals   can  be   approved   without  the
                                   affirmative   vote  of  any  other  Ross  Roy
                                   Shareholder.   Each  of  such  directors  and
                                   executive officers has expressed an intention to vote his or her shares of Ross Roy Common
                                   Stock  in  favor  of  the  proposals.

                                   For a description of certain interests of certain directors and executive officers of Ross Roy in the Merger that are in addition to the interests of Ross Roy Shareholders generally, see "The Merger Agreement and the Merger--Interests of Ross Roy's Management in the Merger".

Certain Income Tax
Consequences ...................   The  Merger  is  intended  to be a  tax  free
                                   reorganization  within  the  meaning  of  the
                                   United States Internal  Revenue Code of 1986,
                                   as amended (the "Code"). In general, the Ross
                                   Roy  Shareholders  will not recognize gain or
                                   loss as a result of the exchange of shares of
                                   Ross Roy  Common  Stock for shares of Omnicom
                                   Common Stock pursuant to the Merger. However,
                                   the  receipt  of cash  in lieu of  fractional
                                   shares may give rise to taxable  income.  The
                                   Former   Eligible    Employee   Holder   will
                                   recognize  a gain to the  extent  of the fair
                                   market  value  of the  Omnicom  Common  Stock
                                   received as a result of the Merger.  The fair
                                   market  value  of the  Omnicom  Common  Stock
                                   received  in  payment  of the  EPUs  will  be
                                   included in gross income of the EPU Holder as
                                   taxable  compensation.  With  respect to Ross
                                   Roy Shareholders who are Canadian  residents,
                                   a  portion  of the gain  attributable  to the
                                   Omnicom Common Stock received in exchange for
                                   shares  of  Ross  Roy  Common  Stock  will be
                                   included  in gross  income  of such  Canadian
                                   Ross  Roy   Shareholders.   See  "The  Merger
                                   Agreement      and     the      Merger--Other
                                   Considerations--U.S.   Federal  and  Canadian
                                   Income    Tax    Consequences".    Ross   Roy
                                   Shareholders   should   consult   their   tax
                                   advisors  regarding the tax  consequences  of
                                   the  Merger  to  them  in  their   particular
                                   circumstances.

Accounting .....................   Treatment The Merger will be accounted for by
                                   Omnicom   as   a   pooling-of-interests   for
                                   financial  reporting  purposes in  accordance
                                   with    generally     accepted     accounting
                                   principles. See "The Merger Agreement and the
                                   Merger--Other      Considerations--Accounting
                                   Treatment".

Regulatory Approvals ...........   Omnicom and Ross Roy each filed  notification
                                   and report forms under the  Hart-Scott-Rodino
                                   Antitrust   Improvements   Act  of  1976,  as
                                   amended  (the  "Hart-Scott-Rodino  Act") with
                                   the Federal Trade  Commission (the "FTC") and
                                   the   Antitrust   Division   of  the  Justice
                                   Department (the "Antitrust Division") on June
                                   29, 1995, and each was advised that there was

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                                       10

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                                   early  termination of the applicable  waiting
                                   period  on July 11,  1995.  See  "The  Merger
                                   Agreement      and     the      Merger--Other
                                   Considerations--Regulatory        Approvals".

Resales of  Omnicom
Common  Stock ..................   Shares of Omnicom  Common  Stock  received by
                                   Ross  Roy  Shareholders  as a  result  of the
                                   Merger  will be freely  transferable,  except
                                   that resales of Omnicom  Common Stock by Ross
                                   Roy   Shareholders   who  are  deemed  to  be
                                   "affiliates" (as such term is understood under the Securities Act) of Ross Roy prior to the Merger may be subject to certain restrictions. See "The Merger Agreement and the Merger--Other Considerations--Resales of
                                   Omnicom Common Stock".

No Dissenters' Rights ..........   Holders  of Ross  Roy  Common  Stock  are not
                                   entitled to dissenters' rights under Michigan
                                   law in connection  with the Merger.  See "The
                                   Merger   Agreement   and  the   Merger--Other
                                   Considerations--No Dissenters' Rights".

                            The Escrow Agreement and
                    The Ross Roy Shareholder Representative

The Escrow Agreement ...........   As  described  above  under  "Description  of
                                   Certain Terms of the  Merger--Indemnification
                                   Obligations",   indemnification   obligations
                                   arising out of the Merger  Agreement  will be
                                   satisfied from shares of Omnicom Common Stock
                                   placed into the  General  and Special  Escrow
                                   Funds established under the Escrow Agreement.
                                   The  General  Escrow  Fund  shall  consist of
                                   shares  of  Omnicom  Common  Stock  having  a
                                   Market  Value  of  $2,525,000;   the  Special
                                   Escrow  Fund  shall   consist  of  shares  of
                                   Omnicom Common Stock having a Market Value of
                                   $1,300,000.

                                   Each of the Ross Roy Shareholders, the EPU Holder and the Former Eligible Employee Holders shall be depositing his pro rata share of the General Escrow Fund or Special Escrow Fund determined by multiplying the aggregate number of shares of Omnicom Common Stock required to be deposited into such Escrow Fund by a fraction, the numerator of which is the number of shares of Omnicom Common Stock issuable to such individual in the Merger and the denominator of which is the total number of shares of Omnicom Common Stock issuable in the Merger to all such individuals required to provide indemnification, rounded up to the nearest whole share. Based upon the assumptions set forth above under "Conversion of Ross Roy Common Stock", of the $118.21 Conversion Price payable in respect of each share of Ross Roy Common Stock, Omnicom Common Stock having a Market Value of $5.74 would be deposited in the General Escrow Fund and Omnicom Common Stock having a Market Value of $2.96 would be deposited in the Special Escrow Fund.

                                   Since the amounts held in such Escrow Funds are subject to claims in respect of contingent liabilities, there can be no assurance that amounts held therein will in fact be distributed to the Ross Roy Shareholders, the EPU Holder and the Former Eligible Employee Holders.

                                   For purposes of satisfying any claims, each share of Omnicom Common Stock deposited in either Escrow Fund will be valued at the Market Value, regardless of actual fluctuations in the market value of the Omnicom Common Stock after the Closing Date.
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                                       11

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                                   See "The  Escrow  Agreement  and the Ross Roy
                                   Shareholder     Representative--The    Escrow
                                   Agreement".

Appointment of the
Ross Roy Shareholder
Representative .................   It is a condition to Closing under the Merger
                                   Agreement  that  the  Ross  Roy  Shareholders
                                   appoint  a  representative   (the  "Ross  Roy
                                   Shareholder  Representative") to act as their
                                   collective   agent  in  connection  with  the
                                   Escrow  Agreement,   including  one  or  more
                                   alternate  individuals to act as the Ross Roy
                                   Shareholder  Representative in the event that
                                   the  designated   Representative  shall  have
                                   died, resigned, or otherwise become incapable or unwilling to act as Representative.

                                   The Ross Roy Shareholder Representative shall also act as the agent for the Former Eligible Employee Holders and the EPU Holder; the EPU Holder has delivered to Ross Roy his written agreement to such effect.

                                   Appointment of the Ross Roy Shareholder Representative shall include the specific authorization for such Representative to (i) execute and deliver the Escrow Agreement and any documents incident or ancillary thereto, including without limitation any amendments, cancellations, extensions or waivers in respect thereof; (ii) respond to and make determinations in respect of the assertion of any and all claims for indemnification by Omnicom, and to assert claims on behalf of the Ross Roy Shareholders, the EPU Holder and the Former Eligible Employee Holders, pursuant to the terms of the Escrow Agreement and the terms of the Merger Agreement pertaining thereto; (iii) execute and deliver any stock powers which may be required to be executed by any Ross Roy Shareholder, the EPU Holder or any Former Eligible Employee Holder in order to permit the delivery to Omnicom of any shares of Omnicom Common Stock to be delivered to it pursuant to the Escrow
                                   Agreement; and (iv) take all such other actions as may be necessary or desirable to carry out his responsibilities as collective agent of the Ross Roy Shareholders, the EPU Holder and Former Eligible Employee Holders in respect of the Escrow Agreement. In addition, the terms of the appointment shall be that the Ross Roy Shareholder Representative shall not be liable for any mistake of fact or error of judgment or for any acts or omissions unless caused by the gross negligence or willful misconduct of the Shareholder Representative. The Shareholder Representative will also be indemnified by the Ross Roy Shareholders from all losses and expenses incurred by him as a result of any litigation arising from the performance of his duties under the Escrow Agreement, unless such litigation is the result of his gross negligence or actions taken in bad faith. Finally, the appointment shall also include the consent of the Ross Roy Shareholders to the procedure to be followed in the event that the Ross Roy Shareholder Representative and any alternate shall be unable or unwilling to serve or continue to serve as such.

                                   The proposal before the Ross Roy Shareholders is that Chris A. Lawson be appointed as Ross Roy Shareholder Representative, with Richard
                                   C. Ward appointed as alternate. See "The Escrow Agreement and the Ross Roy Shareholder Representative--Appointment of the Ross Roy Shareholder Representative."

Recommendation of the
Ross Roy Board of Directors ....   The Board of Directors of Ross Roy recommends
                                   that the Ross Roy  Shareholders  approve  the
                                   Escrow Agreement and the appointment of Chris
                                   A.   Lawson  as  the  Ross  Roy   Shareholder
                                   Representative,   and   Richard  C.  Ward  as
                                   alternate.
- --------------------------------------------------------------------------------

                           COMPARATIVE PER SHARE DATA

     Set forth below are unaudited income from continuing operations, cash dividends declared and book value per common share data of Omnicom and Ross Roy on both historical and pro forma combined bases. Pro forma combined income from continuing operations per share is calculated under the pooling-of-interests accounting method and assumes that the Merger had occurred immediately prior to the period being reported upon. Pro forma combined cash dividends declared per share reflects Omnicom cash dividends declared in the periods indicated. The pro forma combined data has been calculated based upon the material assumptions that the Conversion Price will be $118.21 per share of Ross Roy Common Stock and the Market Value of the Omnicom Common Stock will be $58.875. The information set forth below should be read in conjunction with the respective audited and unaudited financial statements of Omnicom incorporated by reference in this Prospectus/Information Statement and of Ross Roy included in this Prospectus/Information Statement.


                                              As of                As of
                                          March 31, 199       December 31, 1994
                                          --------------      -----------------
Book Value per Share:
  Omnicom ..........................         $ 15.86              $ 14.96
  Ross Roy .........................         $  2.38              $  7.97
  Ross Roy Formula Value (A) .......            --                $ 34.62
  Pro forma ........................         $ 15.51              $ 14.67
  Equivalent pro forma .............         $  7.73              $  7.31



                                      Three Months    Year Ended December 31,
                                         ended     -----------------------------
                                        March 31,
                                          1995       1992       1993       1994
                                         ------      ----       ----       ----
Cash Dividends Declared
   per Share:
    Omnicom .........................    $ 0.31    $  1.21     $ 1.24    $  1.24
    Ross Roy ........................      --         --         --         --
    Pro forma .......................    $ 0.31    $  1.21     $ 1.24    $  1.24
    Equivalent pro forma ............    $ 0.15    $  0.60     $ 0.62    $  0.62

Net Income (loss) per Share:
    Omnicom:
      Primary .......................    $ 0.68    $  2.31     $ 2.79    $  3.15
      Fully diluted .................    $ 0.68    $  2.20     $ 2.62    $  3.07
    Ross Roy:
      Primary .......................    $ 5.09    ($13.06)    $ 9.23    $ 11.98
      Fully diluted .................    $ 5.09    ($13.06)    $ 9.23    $ 11.71
    Pro forma:
      Primary .......................    $ 0.71    $  2.00     $ 2.86    $  3.15
      Fully diluted .................    $ 0.70    $  1.96     $ 2.68    $  3.07

    Equivalent Pro Forma:
      Primary .......................    $ 0.35    $  1.00     $ 1.42    $ 1.57
      Fully diluted .................    $ 0.35    $  0.98     $ 1.33    $ 1.53

(A) Represents the formula book value price as calculated under the Ross Roy Articles. All Ross Roy Common Stock is owned by employees. Under the Ross Roy Articles, Ross Roy is obligated to repurchase its Common Stock from a shareholder at the formula book value price upon his or her termination of employment. The formula is based upon actual book value as adjusted for certain items determined by the Ross Roy Board of Directors and the fair value of certain investments.

                               MARKET PRICE DATA

     There is no public market for Ross Roy Common Stock. Ross Roy has never declared or paid any cash dividends on any shares of Ross Roy Common Stock. In the event that the Merger is not consummated, it is not expected that any cash dividends would be paid on any shares of Ross Roy Common Stock in the foreseeable future.

     Omnicom Common Stock is listed on the NYSE. The table below sets forth, for the calendar quarters indicated, the reported high and low sale prices of Omnicom Common Stock as reported on the NYSE Composite Tape, in each case based on published financial sources, and the dividends paid per share on the Omnicom Common Stock for such periods.


                                                        Omnicom Common Stock
                                                     ---------------------------
                                                     High        Low   Dividends
                                                     ----        ----  ---------
1993
    First Quarter ............................      47 1/2      38 3/8   .310
    Second Quarter ...........................      47 1/4      38 1/4   .310
    Third Quarter ............................      46 1/4      37       .310
    Fourth Quarter ...........................      46 1/2      41 1/2   .310

1994
    First Quarter ............................      49 7/8      43 3/4   .310
    Second Quarter ...........................      49 1/2      44 7/8   .310
    Third Quarter ............................      51 1/2      48       .310
    Fourth Quarter ...........................      53 3/4      49       .310


1995
    First Quarter ............................      56 7/8      50       .310
    Second Quarter ...........................      62          53 7/8   .310
    Third Quarter (through July 31, 1995) ....      62 3/4      58 5/8


     On June 14, 1995, the last full trading day prior to the execution and delivery of the Merger Agreement, the closing price of Omnicom Common Stock on the NYSE Composite Tape was $58.875 per share.

     On July 31, 1995, the most recent practicable date prior to the printing of this Prospectus/Information Statement, the closing price of Omnicom Common Stock on the NYSE Composite Tape was $60.375 per share.

                              THE SPECIAL MEETING

                    Date, Time and Place of Special Meeting


     This Prospectus/Information Statement is being furnished to the holders of Class A Common Stock and the holders of Class B Common Stock of Ross Roy in connection with the Special Meeting of Ross Roy Shareholders to be held on Thursday, August 31, 1995 at 9:00 A.M. (local time), at the Bloomfield Hills Country Club, 350 West Long Lake Road, Bloomfield Hills, Michigan 48304.


     This Prospectus/Information Statement is first being mailed to the Ross Roy Shareholders on August 3, 1995.

                Business to be Transacted at the Special Meeting

     At the Special Meeting, Ross Roy Shareholders will consider and vote upon the following matters (collectively the "Ross Roy Vote Matters"):

          1. A proposal to approve the Merger Agreement and the transactions contemplated thereby, including without limitation the Merger of OmniSub with and into Ross Roy pursuant to the Merger Agreement such that the surviving corporation of such Merger shall be a wholly-owned subsidiary of Omnicom, and each share of Ross Roy Common Stock shall be converted into the right to receive shares of Omnicom Common Stock, as more fully described herein;

          2. A proposal to approve  the Escrow  Agreement  and the  transactions
     comtemplated   thereby,  and  to  appoint  Chris  A.  Lawson  as  Ross  Roy
     Shareholder Representative and Richard C. Ward as alternate, to act on behalf of the Ross Roy Shareholders and certain others under the terms of the Escrow Agreement; and

          3. Such other proposals as may properly come before the Special Meeting or any adjournment thereof.

     None of the proposals shall become effective unless all of the proposals are adopted by the requisite vote of the Ross Roy Shareholders.

                           Record Date; Voting Rights

     Only shareholders of record of Class A Common Stock and Class B Common Stock as at the close of business on July 24, 1995 will be entitled to vote at the Special Meeting. On that Record Date there were issued and outstanding 348,453 shares of Class A Common Stock and 54,800 shares of Class B Common Stock. Each share of each class of Ross Roy Common Stock is entitled to one vote per share on the Ross Roy Vote Matters at the Special Meeting or any adjournment or postponement thereof.

                              Voting Requirements

     The presence of the holders of a majority of the voting power of all shares of Class A Common Stock and Class B Common Stock entitled to vote on the Record Date is necessary to constitute a quorum for the transaction of business at the Special Meeting.

     Under the Michigan Business Corporation Act (the "MBCA"), the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, voting as a class, and a majority of the outstanding shares of Class B Common Stock, voting as a class, will be required to approve the Merger. Abstentions have the effect of negative votes.

                              Management Ownership

     As of the Record Date, directors and executive officers of Ross Roy owned an aggregate of 198,483 shares of Class A Common Stock and 54,800 shares of Class B Common Stock, representing approximately 55.37% and 100%, respectively, of the outstanding shares of these classes of Ross Roy Common Stock. Each of these persons has expressed an intention to vote in favor of the transactions contemplated herein. Accordingly, the Ross Roy Vote Matters can be approved by the affirmative vote of such persons even if all other Ross Roy Shareholders vote against the proposals.

     No proxies are being solicited in connection with the Special Meeting.

                      THE MERGER AGREEMENT AND THE MERGER

     (The information contained in this Registration Statement of which this Prospectus/Information Statement forms a part is qualified in its entirety by reference to the complete text of the Merger Agreement, which is filed as an Exhibit thereto and is incorporated herein by reference.)

   Background of and Ross Roy's Reasons for the Merger; Opinion of Financial
           Advisor; Recommendation of the Ross Roy Board of Directors

Overview

     After the Effective Time of the Merger, Ross Roy, as the surviving corporation in the Merger, will continue as a separate subsidiary of Omnicom and conduct its business as part of the Diversified Agency Services Division of Omnicom, under Ross Roy's current management. The Merger Agreement provides that except with respect to the position of Secretary, which shall be held by Barry
J. Wagner, General Counsel to Omnicom, the officers of Ross Roy shall continue as the officers of the surviving corporation, each to hold office, subject to the applicable provisions of the surviving corporation's By-laws, at the pleasure of the Board of Directors of the surviving corporation, and until his or her successor shall be elected and duly qualified. See "The Merger Agreement and the Merger -- Interests of Ross Roy's Management in the Merger" for a description of proposed employment and non-competition agreements between Ross Roy and certain executive officers and directors of Ross Roy, to be entered into on the Closing Date.

     The initial Board of Directors of Ross Roy immediately following the Effective Time of the Merger will be composed of five directors: John D. Wren, Chief Executive Officer of the Diversified Agency Services Division of Omnicom; James A. Cannon, Vice Chairman and Chief Financial Officer of BBDO Worldwide Inc.; J. Thomas Clark, Vice Chairman of BBDO Worldwide Inc. and Chairman and Chief Executive Officer of BBDO North America Inc.; Peter Mills, Chairman, President and Chief Executive Officer of Ross Roy; and Chris A. Lawson, Executive Vice President and Chief Financial Officer of Ross Roy.

     The terms of the Merger Agreement, including the terms of the Escrow Agreement, are the result of arm's-length negotiations between representatives of Omnicom and representatives of Ross Roy.

Background of the Merger

     In early 1992, Ross Roy received an unsolicited expression of interest from BBDO Worldwide Inc., a subsidiary of Omnicom ("BBDO"), to explore the possibility of a merger transaction. Exploratory discussions were held from time to time during the summer and fall of 1992 between senior management of BBDO and Ross Roy. In early 1993, the parties agreed to terminate further discussions concerning a merger transaction.

     Beginning in late summer of 1994, senior management of Ross Roy began evaluating strategic alternatives to address several significant developments in its business. These developments included (i) a possible review of its agency relationship with its then second largest client, Kmart Corporation, (ii) the known preference of its largest client, Chrysler Corporation, to consolidate its advertising account into fewer agencies, (iii) the need to enhance its international capabilities to continue to provide competitive services to its clients, and (iv) the need to make substantial capital investments in its business. Included among the strategic alternatives being considered were the strategic alliance of Ross Roy with a larger advertising agency as well as the possible acquisition by Ross Roy of another advertising agency.

     To assist in the evaluation of such strategic alternatives, Ross Roy engaged McDonald & Company Securities, Inc. ("McDonald") in August 1994 as its financial advisor. Between August and October 1994, McDonald met several times with senior management and the Executive Committee of the Ross Roy Board of Directors to evaluate strategic alternatives and to assess its competitive position within the advertising industry. As a result of these discussions, McDonald prepared a Confidential Descriptive Memorandum in November 1994 describing the business of Ross Roy and also developed a list of potential merger partners and a list of potential acquisition candidates. Informal exploratory discussions were held with several of the potential merger partners, three of whom (including Omnicom) expressed interest in pursuing further discussions.

     In late November 1994, prior to providing a copy of the Confidential Descriptive Memorandum to the three potential merger partners, Kmart announced that it would review its agency relationship with Ross Roy. The Executive Committee of the Ross Roy Board of Directors decided not to participate in the review, the likely consequence of which would be the eventual termination of

Ross Roy's client relationship with Kmart. As a result of the likely loss of the Kmart account, Ross Roy believed that further efforts to explore a strategic merger or other business combination with another agency would be negatively affected. Accordingly, the Executive Committee suspended further discussions with potential merger partners.

     During December 1994, several of the potential merger partners (including Omnicom) indicated to Ross Roy that the uncertainty surrounding the Kmart account did not diminish their interest in proceeding with discussions concerning a strategic combination or merger with Ross Roy. Accordingly, in January 1995, the Executive Committee decided to move forward with discussions with the three potential merger partners and proceeded to distribute the Confidential Descriptive Memorandum. From late January through March l995, the potential merger partners conducted business, accounting and legal due diligence investigations of Ross Roy.

     On March 16, 1995, Ross Roy sent to each of the three potential merger partners a detailed letter (i) setting forth the auction procedure by which Ross Roy would consider proposals for the purchase of Ross Roy and (ii) requesting the submission of formal proposals concerning such a purchase. The letter also contained forms of a merger agreement for a cash transaction and a stock transaction which Ross Roy would consider as a basis for completing a merger transaction.

     Each of the potential merger partners responded by April 3, 1995 with a written proposal letter setting forth in broad conceptual terms the general structure for an acquisition of Ross Roy. The proposals varied significantly. McDonald continued discussions with each of the potential merger partners to clarify and refine their respective proposals.

     On April 10, 1995, Ross Roy received a draft merger agreement from Omnicom. During the remainder of April and through the latter part of May 1995, Ross Roy and Omnicom conducted detailed negotiations as to price, terms and form of a transaction. Discussions continued during this time period with the other two potential merger partners as to the structure and feasibility of their respective proposals for a merger transaction.

     On May 9, 1995, Peter Mills, the Chairman, President and Chief Executive Officer of Ross Roy, was informed by one of the other two potential merger partners that it was withdrawing its proposal for a merger transaction. Discussions with the other potential merger partner continued during the first three weeks of May 1995.

     During the period from April 3, 1995 to May 21, 1995, the Ross Roy Board of Directors met on April 13, April 26, and May 16, to review the status of the various proposals. At each of these meetings the Board of Directors met with its financial advisors and legal counsel to review and discuss the terms, conditions and negotiating positions with respect to each proposal.

     The Ross Roy Board of Directors met on May 21, 1995 with its legal and financial advisors to review Omnicom's proposal and the status of the other proposal. At the meeting, copies of the proposed Merger Agreement and the Escrow Agreement were made available to the Board. Following extensive discussion of the terms of the proposed Merger and related transactions and of operational, legal, and regulatory issues relating to Omnicom's proposal, a review of the status of the other proposal, a presentation by McDonald regarding the financial aspects of the Merger, and receipt of the verbal opinion of McDonald that the consideration to be received by the Ross Roy Shareholders pursuant to the Merger Agreement is fair from a financial point of view, the Board of Directors approved the Merger Agreement and authorized its execution and delivery, based on, among other things, the considerations set forth below under "--Ross Roy's Reasons for the Merger." At the same time, the proposal of the other remaining potential merger partner was officially rejected. A press release announcing the proposed Merger was issued on May 22, 1995. The Merger Agreement was executed and delivered by the parties on June 15, 1995.

Ross Roy's Reasons for the Merger

     The Board of Directors has determined that the Merger Agreement and the Merger are advisable and in the best interests of Ross Roy and the Ross Roy Shareholders and has approved the Merger Agreement and Merger.

     In reaching its determination that the Merger Agreement is in the best interests of Ross Roy and the Ross Roy Shareholders, the Board considered a number of factors, including, without limitation, the following:

          (i) The Board's assessment that Ross Roy could more fully realize its long range strategic objectives through affiliation with a substantially larger agency, such as Omnicom, thereby affording Ross Roy access to Omnicom's financial and managerial resources, international service facilities and access to new customers;

          (ii) Ross Roy's dependence on its principal client, Chrysler, and the possibility of strengthening the relationship with Chrysler by integrating the delivery of services by Ross Roy and Omnicom;

          (iii) Ross Roy Shareholders receiving dividend paying marketable securities of Omnicom in exchange for their illiquid equity interest in Ross Roy;

          (iv) the opinion of McDonald (later confirmed in writing) that the consideration to be received by the Ross Roy Shareholders pursuant to the Merger Agreement is fair to such shareholders from a financial point of view (see "--Opinion of Financial Advisor");

          (v) the belief of the Ross Roy Board and executive management that Omnicom's proposal was more favorable than any other potential merger proposal (see "--Background of the Merger");

          (vi) The terms of the Merger Agreement as reviewed by the Ross Roy Board with its legal and financial advisors (see "--The Merger Agreement");

          (vii) information relating to the financial condition, results of operations, capital levels and prospects of Ross Roy (see "Selected Financial Data of Ross Roy"), and management's best estimates of the prospects of Ross Roy (see "--Opinion of Financial Advisor");

          (viii) the current and prospective environment in which Ross Roy operates, including national and local economic conditions, the competitive environment for advertising generally;

          (ix)  information  relating to the tax  consequences of the Merger for
     Ross   Roy   and   for   the   Ross   Roy   Shareholders    (see   "--Other
     Considerations--Certain Income Tax Consequences");

     The foregoing discussion of the information and factors discussed by the Board of Directors is not meant to be exhaustive but is believed to include all material factors considered by the Ross Roy Board. The Board did not quantify or attach any particular weight to the various factors that it considered in reaching its determination that the Merger is in the best interest of the Ross Roy Shareholders.

Opinion of Financial Advisor

     McDonald was retained by Ross Roy to render an opinion to its Board of Directors as to the fairness, from a financial point of view, to Ross Roy of the Conversion Price to be paid by Omnicom. On May 21, 1995 McDonald delivered to the Ross Roy Board of Directors an oral opinion (the "Opinion") (later confirmed in writing) to the effect that, as of that date and based upon and subject to certain matters stated therein, the Conversion Price to be received was fair, from a financial point of view, to the Ross Roy Shareholders.

     In arriving at its opinion, McDonald reviewed the financial terms of the Merger and met with certain senior officers, directors and other representatives and advisors of Ross Roy to discuss the business, operations and prospects of Ross Roy. In addition, McDonald performed a variety of financial and comparative analyses, including (i) an EBIT multiple analysis in which McDonald calculated a range of value for Ross Roy based upon a multiple of historical earnings before interest and taxes ("EBIT") in 1993, 1994 and projected EBIT for 1995; (ii) a discounted cash flow analysis in which McDonald estimated the present value of the future cash flows that Ross Roy could produce over a six-year period from 1995 through 2000, if Ross Roy were to perform on a stand-alone basis; (iii) a comparable public company analysis in which McDonald reviewed and compared selected actual and estimated financial, operating and stock market information for Ross Roy in comparison with various companies whose stock is traded on various stock exchanges and whose business is similar to that of Ross Roy; (iv) a stock price and trading history in which McDonald reviewed the daily and weekly trading activity, including price and volume statistics, of Omnicom for the most recent four years since January 1990; and (v) a review of the historical and projected results of Ross Roy.

     In rendering its Opinion, McDonald assumed and relied, without independent verification, upon the accuracy and completeness of the financial and other information publicly available or furnished to or otherwise discussed with McDonald. With respect to financial forecasts and other information provided to or otherwise discussed with McDonald, McDonald assumed that such forecasts and other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Ross Roy. McDonald did not express any opinion as to what the value of the Omnicom Common Stock will be when issued to Ross Roy Shareholders pursuant to the Merger or the price at which the Omnicom Common stock will trade or otherwise be transferable subsequent to the Merger. In addition, McDonald did not make or obtain an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Ross Roy or Omnicom nor did McDonald make any physical inspection of the properties or assets of Ross Roy or Omnicom. McDonald was not asked to consider and its opinion does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for Ross Roy or the effect of any other transaction in which Ross Roy might engage. In addition, although McDonald evaluated the financial terms of the Merger, McDonald was not asked to and did not recommend the specific consideration to be paid by Omnicom in the Merger. No other limitations were imposed by Ross Roy on McDonald with respect to the investigations made or procedures followed by McDonald in rendering its opinion.

     In arriving at its opinion, McDonald did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. In its analyses, McDonald made numerous assumptions with respect to Ross Roy, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Ross Roy and Omnicom.

     McDonald was retained based on its experience as a financial advisor in connection with mergers and acquisitions. McDonald, as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions or listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     McDonald was retained by Ross Roy in late summer 1994 as its financial adviser to evaluate strategic alternatives being considered by Ross Roy at that time. The terms of engagement of McDonald included the rendering of a fairness opinion if requested by Ross Roy. For its services as financial advisor to Ross Roy, Ross Roy agreed to pay McDonald a fee equal to .8% of the amount of consideration up to $50 million received in a transaction plus 2% of the amount of consideration between $50 million and $60 million received in a transaction. In addition, Ross Roy agreed to reimburse McDonald for it reasonable out-of-pocket expenses, not to exceed $15,000, and an additional $20,000 for rendering a fairness opinion. Ross Roy has also agreed to indemnify and hold McDonald, its officers, directors, employees, agents and controlling persons harmless from and against all claims, liabilities, losses, damages and expenses that they incur (including reasonable fees of counsel) related to, or arising out of, its engagement.

     A copy of the McDonald Opinion has been filed as an Exhibit to the Registration Statement of which this Prospectus/Information Statement is a part and is incorporated herein by reference.

Recommendation of the Ross Roy Board of Directors

     For the reasons set forth above, the Ross Roy Board of Directors believes that the Merger is fair to, and in the best interests of, Ross Roy and the Ross Roy Shareholders and recommends that the Ross Roy Shareholders vote FOR the approval of the Merger Agreement and the transactions contemplated thereby.

                        Omnicom's Reasons for the Merger

     Omnicom's Board of Directors believes that the Merger represents an opportunity to strengthen the reach of its Diversified Agency Services Division through the acquisition of a full service marketing communication services company with lines of business including training, direct response, advertising, telemarketing, promotion and other related activities.

     The Omnicom Board of Directors believes that the Merger will enhance its relationship with Chrysler, Ross Roy's largest client, and a client which is also serviced by BBDO, another Omnicom company.

     Omnicom has not retained an outside party to evaluate the proposed Merger but has instead relied upon the knowledge of its management in considering the financial aspects of the Merger.

     In reaching its conclusion, the Omnicom Board of Directors considered, among other things, (i) information concerning the financial performance, condition, business operations and prospects of Ross Roy; and (ii) the proposed terms and structure of the Merger. It is anticipated that the Merger will be non-dilutive to Omnicom's results of operations. Accordingly, Omnicom's Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby.

                Interests of Ross Roy's Management in the Merger

     (The following describes certain interests of the directors and executive officers of Ross Roy in the Merger that are in addition to the interests of Ross Roy Shareholders generally.)

Employment and Non-Competition Arrangements

      Pursuant to the Merger Agreement, Ross Roy will enter into employment agreements with each of the following key executives who are also directors of Ross Roy: Timothy G, Copacia, Paula A. Eridon, Chris A. Lawson, F. Peter Middleton, Peter R. Mills, Janet C. Muhleman, Calvin L. Parent, Richard C. Ward and Gary I. Wolfson. In the case of Messrs. Lawson, Mills, Middleton and Wolfson, these employment agreements will replace existing agreements between such individuals and Ross Roy. It is anticipated that, except as indicated below, the new employment agreements will have a term commencing on the Effective Date and ending on the first anniversary date thereof, and provide for annual salary compensation and fringe benefits substantially the same as those such persons were receiving immediately prior to the Merger. Such persons, together with the other employees of Ross Roy, will also be eligible to participate in the Ross Roy discretionary bonus plan. In respect of calendar year 1994, Ross Roy paid discretionary bonuses of 22% of income before taxes, of which 58% was paid to its executive officers and directors. It is anticipated that the aggregate bonuses payable under the Ross Roy discretionary bonus plan for 1995 as a percentage of income before taxes will be comparable to 1994. The allocation of such bonuses to executive officers and directors is also anticipated to be comparable to 1994.

      The employment agreements for Messrs. Middleton and Wolfson will terminate on May 23, 1997, and October 31, 1996, respectively, being the dates on which their former employment agreements were scheduled to terminate. The employment agreement for Mr. Lawson will terminate on the second anniversary date thereof and provides for a severance payment (i) in the event his employment is terminated by Ross Roy without cause or by Mr. Lawson for good reason during the initial term thereof (a "wrongful termination"), or (ii) in the event such agreement is not renewed beyond the initial term; such severance payment is less than the severance payment that would have been payable under Mr. Lawson's current agreement in the event of a wrongful termination following a change in control of Ross Roy. The employment agreement for Mr. Mills will terminate on the second anniversary date thereof and provides that his current deferred compensation arrangement will remain in effect.

      In addition, pursuant to the terms of the Merger Agreement, each of the executives who is entering into an employment agreement as described above will also enter into a non-competition agreement with Omnicom and Ross Roy which will have a term commencing on the Closing Date and ending on the later of the third anniversary of the Closing Date and two years after the termination of employment. There is no additional consideration being paid in connection with these non-competition agreements.

Other Interests

     Mr. Lawson is the EPU Holder under the EPU Plan and will receive shares of Omnicom Common Stock in payment of such EPUs as a result of the Merger. See "The Merger Agreement and The Merger--Payment of Obligations Under EPU Plan".

     Messrs.  Lawson  and  Ward  are  also  nominees  to  serve  as the Ross Roy
Shareholder Representative and the alternate Ross Roy Shareholder Representative, respectively. See "The Escrow Agreement and the Ross Roy Shareholder Representative".

     Messrs. Lawson and Mills are to continue to serve as directors of Ross Roy following the Effective Time of the Merger. See "The Merger Agreement and the Merger--Background of and Ross Roy's Reasons for the Merger; Opinion of Financial Advisor; Recommendation of the Ross Roy Board of Directors--Overview".

                  Procedure for Distributing Shares of Omnicom
                     Common Stock to Ross Roy Shareholders

     A transmittal form will be furnished to the Ross Roy Shareholders prior to the Effective Time of the Merger for use in transmitting their certificates evidencing their shares of Ross Roy Common Stock to Omnicom to exchange them for certificates evidencing the Omnicom Common Stock to which they are entitled as a result of the Merger. The instructions on the form of transmittal must be complied with by each surrendering shareholder. Pursuant to the transmittal form, each Ross Roy Shareholder will also grant to Omnicom a first priority security interest in his respective shares of Omnicom Common Stock which will be held in accordance with the provisions of the Escrow Agreement described below. See "The Escrow Agreement and the Ross Roy Shareholder Representative".

     On or as  soon as  practicable  after  the  Closing  Date,  each  Ross  Roy
Shareholder shall receive by first-class mail in accordance with the instructions of such Ross Roy Shareholder as set forth in his transmittal form, a certificate or certificates representing the next lower number of whole shares of Omnicom Common Stock into which the shares of Ross Roy Common Stock represented by the certificate or certificates of Ross Roy Common Stock so surrendered shall have been converted pursuant to the Merger and, in addition, cash in lieu of a fractional share that such Ross Roy Shareholder is entitled to receive, subject to the provisions of the Escrow Agreement. Each Ross Roy Shareholder will also receive a receipt indicating the number of shares of Omnicom Common Stock being held in the General Escrow Fund and the Special Escrow Fund in the name of such Ross Roy Shareholder.

     Dividends and other distributions which may be payable by Omnicom to holders of record of Omnicom Common Stock as of a date on or after the Closing Date and which are paid prior to the delivery of Omnicom Common Stock to Ross Roy Shareholders entitled thereto, will be paid to such former Ross Roy Shareholders at the same time the Omnicom Common Stock is transferred to them upon surrender of certificates representing their shares of Ross Roy Common Stock. Such former shareholders will not be entitled to interest or earnings on such dividends or other distributions pending receipt.

                              The Merger Agreement
The Merger

     Under the terms of the Merger Agreement, at the Effective Time of the Merger, OmniSub will be merged with and into Ross Roy, whose separate corporate existence will continue as a wholly-owned subsidiary of Omnicom.

Determination of Conversion Price

     Under the terms of the Merger Agreement, at the Effective Time each outstanding share of Ross Roy Common Stock will be converted into shares of Omnicom Common Stock, based upon the Conversion Price described below and the average of the closing prices per share of Omnicom Common Stock as reported on the New York Stock Exchange for the 20 consecutive trading days ending two business days immediately prior to the Effective Time. No fractional shares of Omnicom Common Stock will be issued but in lieu thereof each holder of shares of Ross Roy Common Stock who otherwise would have been entitled to a fraction of a share of Omnicom Common Stock will be paid the cash value of such fraction of a share based upon the Market Value thereof.

     The "Conversion Price" will result in an amount per share of Ross Roy Common Stock equal to (x) the total of (i) $52,000,000, plus (ii) the total repurchase price originally paid to Former Eligible Employee Holders, plus (iii) the product of $216,200 (being the base value at the grant date of the EPU) multiplied by the "tax gross up factor" described in "Payment of Obligations Under EPU Plan" below (which is currently 1.1921), divided by (y) the total of
(iv) the number of shares of Ross Roy Common Stock outstanding at the Effective Time of the Merger, plus (v) the total number of shares of Ross Roy Common Stock repurchased from Former Eligible Employee Holders, plus (vi) the product of 10,000 (being the number of outstanding EPUs) multiplied by the tax gross-up factor.

     Based upon the assumptions set forth under "Summary -- Description of Certain Terms of the Merger Agreement -- Conversion of Ross Roy Common Stock", subject to the obligation to deposit shares of Omnicom Common Stock into the Escrow Funds pursuant to the Escrow Agreement, each share of Ross Roy Common

Stock would be converted into the right to receive shares of Omnicom Common Stock having a Market Value of $118.21. Based upon the assumed Market Value of $58.875, this would equate to 2.0078 shares of Omnicom Common Stock. However, although the Closing of the Merger Agreement is scheduled for August 31, 1995, such Closing may be delayed beyond August 31, 1995 if all conditions have not been satisfied or waived by such date; if this occurs the Ross Roy Shareholders would not be able to determine the exact Conversion Price at the time of the Special Meeting. At the time this Prospectus/Information Statement is being mailed to the Ross Roy Shareholders, Omnicom has no reason to believe that the Closing Date will not be August 31, 1995 as scheduled.

Payment of Obligations Under EPU Plan

     Ross Roy has outstanding 10,000 EPUs under its EPU Plan. Under the terms of the EPU Plan, the EPU Holder has the right to receive in respect of each EPU, upon a change in control of Ross Roy, a payment in an amount equal to the excess of the per share consideration received by the Ross Roy Shareholders in the relevant transaction over the base price of such EPU, multiplied by a tax gross-up factor. The tax gross-up factor equals the result of dividing the net amount that would be received after applying the maximum capital gains tax rate (currently 28%) by the amount that would be received after applying the maximum ordinary income tax rate (currently 39.6%), using the rates in effect as of the date of payment of the EPUs. Currently, the tax gross-up factor is 1.1921. At the Effective Time of the Merger, Omnicom will satisfy the obligation of Ross Roy to the EPU Holder in whole shares of Omnicom Common Stock, subject to the same terms and conditions as if he were a Ross Roy Shareholder, including without limitation the indemnification obligations described below. The EPU Holder has delivered to Omnicom his written agreement to accept such consideration subject to such obligations, and to accept the Ross Roy Shareholder Representative as appointed by the Ross Roy Shareholders at the Special Meeting as his agent on the same basis as the Ross Roy Shareholders.

     Based upon the assumptions set forth under "Summary -- Description of Certain Terms of the Merger Agreement -- Conversion of Ross Roy Common Stock", subject to the obligation to deposit shares of Omnicom Common Stock into the Escrow Funds pursuant to the Escrow Agreement, the EPU Holder would be entitled to receive shares of Omnicom Common Stock having an aggregate Market Value of $1,151,404. Based upon the assumed Market Value of $58.875, this would equate to 19,556 shares of Omnicom Common Stock in payment of his EPU.

Payment of Obligations to Former Eligible Employee Holders

     There is currently one Former Eligible Employee Holder from whom Ross Roy repurchased 2,400 shares of Ross Roy Common Stock (the "Current Holder").
Pursuant to the Ross Roy Articles, such Former Eligible Employee Holder is entitled to receive his pro rata share of the consideration received by the Ross Roy Shareholders in the Merger, as reduced by the amounts theretofore paid by Ross Roy to him in respect of his repurchased shares. At the Effective Time of the Merger, Omnicom will satisfy the obligation of Ross Roy to the Current Holder, and to any other individual who becomes a Former Eligible Employee Holder prior to the Effective Time of the Merger, in whole shares of Omnicom Common Stock, subject to the same terms and conditions as if such person were a Ross Roy Shareholder, including without limitation the indemnification obligations described below.

     Based upon the assumptions set forth under "Summary -- Description of Certain Terms of the Merger Agreement -- Conversion of Ross Roy Common Stock", subject to the obligation to deposit shares of Omnicom Common Stock into the Escrow Funds pursuant to the Escrow Agreement, the Current Holder would be entitled to receive shares of Omnicom Common Stock having an aggregate Market Value of $200,616. Based upon the assumed Market Value of $58.875, this would equate to 3,407 shares of Omnicom Common Stock.

Indemnification Obligations

      Under the Merger Agreement, the Ross Roy Shareholders, pro-rata together with the EPU Holder and the Former Eligible Employee Holders, are required to indemnify, defend and hold harmless Omnicom and OmniSub, and their affiliates, directors, officers and employees for (i) liabilities, obligations, losses, penalties, claims, actions, judgments or causes of action, assessments, costs or expenses (including, without limitation, reasonable attorneys' fees and disbursements) ("losses") as a consequence of or in connection with any inaccuracy or breach of any representation, warranty or covenant of Ross Roy contained in or made pursuant to the Merger Agreement, but only to the extent that such losses exceed $250,000 and (ii) the payment of any judgment or settlement in respect of any matter set forth on a specified schedule to the Merger Agreement in excess of the aggregate reserves recorded for such matters in the financial records of Ross Roy, all of which matters are contingencies whose outcomes could not reasonably be determined at the time of the execution of the Merger Agreement.

     To satisfy these indemnification obligations, the Ross Roy Shareholders, together on a pro rata basis with the EPU Holder and the Former Eligible
Employee Holders, will deposit shares of Omnicom Common Stock into the General Escrow Fund and the Special Escrow Fund under the Escrow Agreement. The General Escrow Fund will contain shares of Omnicom Common Stock having an aggregate Market Value equal to $2,525,000, and will be used to satisfy the indemnification obligations described under clause (i) of the preceding paragraph. The Special Escrow Fund will contain shares of Omnicom Common Stock having an aggregate Market Value equal to $1,300,000, and will be used to satisfy the indemnification obligations described under clause (ii) of the preceding paragraph. Indemnification obligations arising under clause (i) may be satisfied only from the General Escrow Fund, and those arising under clause (ii) may be satisfied only from the Special Escrow Fund.

     The indemnification obligations of the Ross Roy Shareholders, the EPU Holder and the Former Eligible Employee Holders will be limited to and satisfied solely from, the General Escrow Fund and Special Escrow Fund under the Escrow Agreement (such that neither Omnicom nor any of its affiliates will have any recourse for the payment of any losses or other damages arising out of the transactions contemplated by the Merger Agreement against any such persons, nor shall any of such persons be personally liable for any such losses or damages). Indemnification obligations to be satisfied out of the General Escrow Fund will terminate on the earlier of the first independent audit report, if any, of Ross Roy following the Effective Time of the Merger or one year from the Effective Time (except that claims asserted in writing on or prior to such date will survive until they are decided and are final and binding on the parties). Indemnification obligations to be satisfied out of the Special Escrow Fund will terminate at such time as all such matters shall have been fully paid or finally settled.

Representations and Warranties

     The Merger Agreement contains various customary representations and warranties of Ross Roy relating to, among other things: (a) the organization and similar corporate matters of Ross Roy and each of its subsidiaries; (b) the capital structure of Ross Roy and each of its subsidiaries; (c) authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters; (d) absence of conflicts under charters or by-laws, required consents or approvals and no violations of any agreements or laws; (e) financial statements provided to Omnicom by Ross Roy; (f) absence of certain material adverse events, changes or effects; (f) certain accounting matters; (g) certain contracts, including, but not limited to, certain real and personal property leases, and employment, consulting and benefit matters; (h) litigation; (i) certain tax matters; (j) undisclosed liabilities; (k) insurance; (l) compliance with law and licenses, authorizations and permits held by Ross Roy necessary to conduct its business; (m) client relations; (n) employment relations; (o) retirement and other employee plans and matters relating to the Employee
Retirement Income Security Act of 1974, as amended; and (p) trademarks, trade names, assumed or fictitious names, copyrights, logos, service marks and slogans.

     The Merger Agreement also contains various customary representations and warranties of Omnicom relating to, among other things; (a) organization and similar corporate matters of Omnicom and OmniSub; (b) authorization, execution and delivery of the Merger Agreement and related matters; (c) absence of any conflicts under charters or by-laws, required consents or approvals and no violations of any agreements or laws; (d) the shares of Omnicom Common Stock to be issued in the transaction; (e) financial statements provided to Ross Roy by Omnicom; (f) absence of certain adverse events, changes or effects; and (g) litigation.

Certain Covenants

      Pursuant to the Merger Agreement, Ross Roy has agreed that, during the period from the date of the Merger Agreement until the Closing Date, Ross Roy and each of its subsidiaries will, among other things: (a) not solicit, initiate or encourage any other offer or inquiry concerning the acquisition of Ross Roy except as may be necessary to fulfill the fiduciary obligations of the Directors of Ross Roy (in which case, if such an alternate transaction results in the termination of the Merger Agreement, Omnicom will be entitled to receive a $1,000,000 termination fee); (b) give timely notice of a meeting to its shareholders to approve the Merger Agreement and the appointment of the Ross Roy Shareholder Representative; (c) inform Omnicom's management as to the operation, management and business of Ross Roy; (d) permit Omnicom to make such reasonable investigation of the assets, properties and businesses of Ross Roy as they deem necessary or advisable; and (e) except (i) as permitted by the Merger Agreement and (ii) as otherwise consented to in writing by Omnicom, operate its businesses in the ordinary course and, to the extent consistent with past practice, and use reasonable commercial efforts to preserve existing business organization, existing business relationships, and goodwill intact.

     Pursuant to the Merger Agreement, Omnicom has agreed to cause Ross Roy to maintain in effect for six years (or a lesser period of time, in certain events) the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by Ross Roy, or to substitute therefor policies containing substantially the same coverage.

     Pursuant to the Merger Agreement, Ross Roy and Omnicom have covenanted with one another to take certain additional actions, including without limitation;
(a) Ross Roy and Omnicom each shall take all corporate and other action, make all filings with governmental authorities and use its reasonable efforts to obtain in writing all approvals and consents required to be taken, made or obtained by it in order to effectuate the Merger; (b) to prepare this Prospectus/Information Statement and the Registration Statement of which it is a part, with each party representing and warranting to the other as to the accuracy of the information supplied by it for inclusion herein; and (c) to each use its reasonable efforts to consummate the Merger and the other transactions contemplated by the Merger Agreement.

Certain Conditions to the Merger

      In addition to approval of the Merger Agreement and the Merger and the appointment of the Ross Roy Shareholder Representative by the Ross Roy Shareholders at the Special Meeting, and to the required regulatory approvals, the respective obligations of Omnicom, OmniSub and Ross Roy to consummate the Merger are subject to the satisfaction of certain conditions, including without limitation: (i) the accuracy in all material respects of the representations and warranties made by the parties in the Merger Agreement; (ii) the performance by the parties of their respective obligations under the Merger Agreement prior to the Closing Date; (iii) the absence of any material adverse changes in the condition of the businesses of Ross Roy on the one hand or Omnicom on the other hand; (iv) the effectiveness of the Registration Statement under the Securities Act with respect to the shares of Omnicom Common Stock to be issued pursuant to the Merger Agreement and the approval of the listing of such Omnicom Common Stock on the New York Stock Exchange; (v) the execution and delivery of the Escrow Agreement; (vi) the absence of any action or proceeding enjoining the transactions contemplated by the Merger Agreement; and (vii) the absence of any action or proceeding by any governmental agency that might result in enjoining the consummation of said transactions.

     The obligations of Omnicom and OmniSub to effect the Merger are subject to satisfaction of certain additional conditions including, without limitation: (i) the SEC not having objected to Omnicom's treatment of the Merger as a pooling-of-interests for accounting purposes; and (ii) the execution and delivery of employment agreements with Ross Roy by each of Peter R. Mills, Chris
A. Lawson, F. Peter Middleton, Timothy G. Copacia, Paula A. Eridon, Calvin L. Parent, Gary I. Wolfson, Richard C. Ward and Janet C. Muhleman, and the execution and delivery of non-competition agreements by each of such nine individuals.

     The obligations of Ross Roy to effect the Merger are subject to the satisfaction of certain additional conditions including, without limitation, the receipt by Ross Roy of the McDonald fairness opinion.

     Pursuant to the terms of the Merger Agreement, each of Omnicom and Ross Roy is entitled to waive any of its conditions to consummation of the Merger to the extent that any such condition is not satisfied in full by the other party, other than conditions relating to the treatment of the Merger by the SEC as a pooling-of-interests for accounting purposes and the approval of the Ross Roy Vote Matters by the Ross Roy Shareholders.

Closing Date

      The Closing Date has been scheduled for August 31, 1995, immediately following the Special Meeting, assuming that all conditions to closing the Merger Agreement have been satisfied or waived by such date. At the time this Prospectus/Information Statement is being mailed to the Ross Roy Shareholders, Omnicom has no reason to believe that the Closing Date will not take place on August 31, 1995 as scheduled.

Termination

     The Merger Agreement may be terminated and the contemplated Merger may be abandoned at any time prior to the Closing, whether before or after approval by the Ross Roy Shareholders, (a) by mutual consent of the Boards of Directors of Omnicom, OmniSub and Ross Roy; (b) by either Omnicom and OmniSub, on the one hand, or Ross Roy, on the other hand, if there has been a breach of any representation, warranty or covenant on the part of the other party set forth in the Merger Agreement which breach has not been cured within 30 days following receipt by the breaching party of notice of such breach, unless the breach of any such representation, warranty, or covenant does not materially adversely affect the business or assets of the breaching party or the ability of either party or parties to consummate the Merger; (c) by the Board of Directors of Omnicom, OmniSub or Ross Roy, if a final and nonappealable order, decree or judgment of any court or other governmental authority is issued which would enjoin the Merger; (d) by either Omnicom and OmniSub or Ross Roy if the Closing Date shall not have occurred prior to the close of business on December 29, 1995 or if the conditions to such parties' obligation to close shall have become incapable of being satisfied by December 29, 1995; or (e) by the Board of Directors of Ross Roy if Ross Roy enters into a definitive agreement accepting an acquisition proposal (or resolves to do so) which the Board of Directors concludes in good faith on the basis of advice from independent counsel that (i) such action is required in order for such Board of Directors to act in a manner which is consistent with its fiduciary obligations imposed under applicable law and (ii) the acquisition proposal would be an economically superior alternative to the Merger for the Ross Roy Shareholders.

     If either (i) Ross Roy or Omnicom terminates the Merger Agreement pursuant to the provision described in clause (d) above following a failure of the Ross Roy Shareholders to approve the Merger Agreement and the transactions contemplated thereby, if before the Special Meeting there was a proposal or offer for an acquisition proposal which at the time of the Special Meeting was not rejected by the Board of Directors of Ross Roy, or (ii) Ross Roy terminates the Merger Agreement pursuant to clause (e), then Ross Roy shall, within one business day after receipt of a request from Omnicom, pay to Omnicom a termination fee of $1,000,000.

Amendment

     The Merger Agreement and the exhibits and schedules thereto may be amended, supplemented or qualified by the parties only by an agreement in writing signed by all parties with due authorization.

                              Other Considerations

U.S. Federal and Canadian Income Tax Consequences

     (The following is a summary of the income tax consequences of the Merger that are material to the Ross Roy Shareholders, the Former Eligible Employee Holders and the EPU Holder. It is based upon certain assumptions set forth in the opinion of Deloitte & Touche LLP filed as an Exhibit to the Registration Statement of which this Prospectus/Information Statement is a part. No opinion has been expressed as to the state or local tax consequences or except in respect of Canadian residents foreign tax consequences. In addition, the following is necessarily general in nature and does not take into account the particular tax circumstances of any individual Ross Roy Shareholder, Former Eligible Employee Holder or the EPU Holder. It is recommended that each Ross Roy Shareholder, Former Eligible Employee Holder and the EPU Holder consult his own tax advisors as to the specific consequences of the proposed Merger for such individual, including the application and effect of state, local and foreign tax laws.)

     The Merger has been structured to qualify as a "tax-free" reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"). Deloitte & Touche LLP, Ross Roy's tax advisors in the Merger, has rendered its opinion as to the federal income tax consequences of the Merger. The opinion of Deloitte & Touche LLP is based entirely upon the Code, regulations now in effect thereunder, current administrative rulings and practice, and judicial authority, all of which are subject to change. Unlike a ruling from the Internal Revenue Service, an opinion is not binding on the Internal Revenue Service and there can be no assurance, and none is hereby given, that the Internal Revenue Service will not take a position contrary to one or more positions reflected herein or that the opinion will be upheld by the courts if challenged by the Internal Revenue Service.

     In the opinion of Deloitte & Touche LLP, which opinion is based upon various representations and subject to various assumptions and qualifications, the following federal income tax consequences, among others, result from the
Merger:

          1. No gain or loss will be recognized by Ross Roy as a result of the Merger or the exchange of shares of Ross Roy Common Stock for shares of Omnicom Common Stock.

          2. No gain or loss will be recognized by a Ross Roy Shareholder on the exchange of Ross Roy Common Stock solely for Omnicom Common Stock.

          3. The aggregate basis of the Omnicom Common Stock received by a Ross Roy Shareholder (including any fractional share interest such Shareholder might otherwise receive) will be the same as the aggregate basis for the shares of Ross Roy Common Stock surrendered in exchange therefor.

          4. The payments of cash in lieu of fractional shares will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by Omnicom. Any Ross Roy Shareholder who receives cash in lieu of a fractional share interest in Omnicom will recognize gain or loss measured by the difference between the cash received in respect of such fractional share and the portion of the basis of his Ross Roy Common Stock allocable thereto.

          5. The holding period of the Omnicom Common Stock received by a Ross Roy Shareholder (including any fractional share interest such Shareholder might otherwise receive) will include the holding period of the Ross Roy Common Stock surrendered in the exchange therefor, provided that such surrendered Ross Roy Common Stock was held by such Shareholder as a capital asset on the date of the Merger.

     No ruling will be sought from the Internal Revenue Service on any of the foregoing federal tax consequences of the Merger.

     With respect to the Omnicom Common Stock to be received by the Former Eligible Employee Holder:

          1. The Omnicom Common Stock received will be an additional distribution for the previously redeemed Ross Roy Common Stock and will be taxable to the extent of the fair market value, at the date distributed, of the Omnicom Common Stock a portion of which may be characterized as interest income.

          2. The Former Eligible Employee Holder's basis in the Omnicom Common Stock shall equal its fair market value, as determined on the date received.

     No ruling will be sought from the Internal Revenue Service on any of the foregoing federal tax consequences to the Former Eligible Employee Holder.

      With respect to the Omnicom Common Stock to be received by the EPU Holder:

          1. The fair market value of the Omnicom Common Stock shall be included in gross income of the EPU Holder as compensation.

          2. The EPU Holder's basis in the Omnicom Common Stock shall equal the amount included by the EPU Holder in gross income.

     No ruling will be sought from the Internal Revenue Service on any of the foregoing federal tax consequences to the EPU Holder.

     With respect to certain Ross Roy Shareholders who are Canadian residents, for Canadian tax purposes:

          1. The fair market value of the Omnicom Common Stock received, as determined on the date received, less the adjusted cost base in the Ross Roy Common Stock exchanged, shall be gain, of which three-fourths shall be included in gross income.

          2. The adjusted cost base of the Omnicom Common Stock received shall equal its fair market value, as determined on the date received.

     No ruling will be sought from Revenue Canada on any of the foregoing federal tax consequences to the Canadian resident Ross Roy Shareholders.

     A copy of the opinion of Deloitte & Touche LLP has been filed as an Exhibit to the Registration Statement of which this Prospectus/Information Statement is a part and is incorporated herein by reference.

Accounting Treatment

     The Merger will be accounted for as a pooling-of-interests for financial reporting purposes in accordance with generally accepted accounting principles. Accordingly, upon consummation of the Merger, the assets and liabilities of Ross Roy will be included in the consolidated balance sheet of Omnicom and its subsidiaries in the amounts which were included in the books of Ross Roy immediately before the Merger.

Regulatory Approvals

     Under the Hart-Scott-Rodino Act and the rules promulgated therewith by the FTC, the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division and specified waiting period requirements have been satisfied. Omnicom and Ross Roy each filed notification and report forms under the Hart-Scott-Rodino Act with the FTC and the Antitrust Division on June 29, 1995. The required waiting period under the Hart-Scott-Rodino Act was terminated early on July 11, 1995.

     At any time before or after consummation of the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger or seeking divestiture of assets of Omnicom. At any time before or after the Closing Date, and notwithstanding that the Hart-Scott-Rodino Act waiting period has expired, any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of assets of Omnicom. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

     Based on information available to them, Omnicom and Ross Roy believe that the Merger can be effected in compliance with Federal and state antitrust laws. However, there can be no assurance that a challenge to the consummation of the Merger on antitrust grounds will not be made or that, if such a challenge were made, Omnicom and Ross Roy would prevail or would not be required to accept certain conditions, possibly including certain divestitures of assets of Omnicom, in order to consummate the Merger.

Resales of Omnicom Common Stock

     All shares of Omnicom Common Stock received by the Ross Roy Shareholders as a result of the Merger will be freely transferable, except that shares of Omnicom Common Stock received by persons who are deemed to be "affiliates" (as such term is understood under the Securities Act) of Ross Roy prior to the Merger ("Ross Roy Affiliates") shall be subject to certain restrictions, as more fully described below. Persons who may be deemed to be affiliates of Ross Roy or Omnicom generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal shareholders of such party. The Merger Agreement provides that Ross Roy will furnish Omnicom with a list identifying all persons who may be considered to be Ross Roy Affiliates, and gives Omnicom the right to review such list and require changes. Ross Roy is required to use its best efforts to cause each of the Ross Roy Affiliates to execute a written agreement to comply fully with the restrictions described below, and the receipt of such written agreements from each Ross Roy Affiliate is a condition to Omnicom's obligation to consummate the Merger.

     Federal Securities Laws. Shares of Omnicom Common Stock received by Ross Roy Affiliates may be resold by such Ross Roy Affiliates only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act.

     Pooling-of-Interests Rules. In order to satisfy a condition of the pooling-of-interests rules as the accounting treatment to be accorded the Merger, Ross Roy Affiliates may not sell, assign, transfer, convey, encumber or dispose of, directly or indirectly, or otherwise reduce their risk relative to, any shares of Omnicom Common Stock until the publication by Omnicom of its financial results covering a period of at least thirty days of combined operations of Ross Roy after the Closing Date. This prohibition precludes the use of "hedging" techniques during this period.

Stock Exchange Listing

     It is a condition to the Merger that the shares of Omnicom Common Stock required to be issued in connection with the Merger be authorized for listing on the NYSE, subject to official notice of issuance. An application will be filed for listing such Omnicom Common Stock on the NYSE prior to the Closing Date.

No Dissenters' Rights

     Holders of Ross Roy Common Stock are not entitled to any rights of dissenting shareholders under Michigan law in connection with the Merger.


                          THE ESCROW AGREEMENT AND THE
                      ROSS ROY SHAREHOLDER REPRESENTATIVE

The Escrow Agreement

     (The information contained in this Registration Statement of which this Prospectus/Information Statement forms a part is qualified in its entirety by reference to the complete text of the Escrow Agreement which is filed as an Exhibit thereto and is incorporated herein by reference.)

     As described under "--The Merger Agreement and the Merger--The Merger Agreement--Indemnification Obligations", in order to satisfy indemnification obligations under the Merger Agreement, the Ross Roy Shareholders, together on a pro rata basis with the EPU Holder and the Former Eligible Employee Holders, will deposit shares of Omnicom Common Stock into the General Escrow Fund and the Special Escrow Fund under the Escrow Agreement. The General Escrow Fund will contain shares of Omnicom Common Stock having an aggregate Market Value equal to $2,525,000, and the Special Escrow Fund will contain shares of Omnicom Common Stock having an aggregate Market Value equal to $1,300,000.

     Each of the Ross Roy Shareholders, the EPU Holder and the Former Eligible Employee Holders shall be depositing his pro rata share of the General Escrow Fund or Special Escrow Fund (rounded up to the nearest whole share) determined by multiplying the aggregate number of shares of Omnicom Common Stock required to be deposited into such Escrow Fund by a fraction, the numerator of which is the number of shares of Omnicom Common Stock issuable to such individual in the Merger and the denominator of which is the total number of shares of Omnicom Common Stock issuable in the Merger to all such individuals required to provide indemnification.

     Based upon the assumptions set forth above under "Conversion of Ross Roy Common Stock", of the $118.21 Conversion Price payable in respect of each share of Ross Roy Common Stock, Omnicom Common Stock having a Market Value of $5.74 would be deposited in the General Escrow Fund and Omnicom Common Stock having a Market Value of $2.96 would be deposited in the Special Escrow Fund. Since the amounts held in such Escrow Funds are subject to claims for contingent liabilities, there can be no assurances that amounts held therein will be returned to the Ross Roy Shareholders.

     For purposes of satisfying any claims, each share of Omnicom Common Stock deposited in either Escrow Fund will be valued at the Market Value, regardless of actual fluctuations of the market value of the Omnicom Common Stock after the Closing Date.

     Pursuant to the Escrow Agreement, the Ross Roy Shareholder Representative, on behalf of the Ross Roy Shareholders, shall grant to Omnicom a security interest in the Escrow Funds to secure the performance of the indemnification obligations of the Ross Roy Shareholders under the Merger Agreement and the performance of their obligations to Omnicom under the Escrow Agreement.

     The Escrow Agreement shall automatically terminate if and when all the shares of Omnicom Common Stock held in either Escrow Fund shall have been distributed by the Escrow Agent in accordance with the terms of the Escrow Agreement.

     General Escrow Fund. The Escrow Agreement provides that, upon determination that an indemnification payment is due to Omnicom from the General Escrow Fund, the Escrow Agent shall, to the extent that the shares of Omnicom Common Stock then on deposit in the General Escrow Fund shall be sufficient for the purpose, deliver to Omnicom the number of shares of Omnicom Common Stock, valued at the original Market Value, equal to the indemnification payment. The Ross Roy Shareholder Representative shall have the right to dispute any such claim by Omnicom and require arbitration of the items in dispute; any such arbitration shall cover all outstanding claims for indemnification by Omnicom and shall take place on the second business day following the one year anniversary of the Closing Date.

     On the next business day following the earlier of (x) the first independent audit report, if any, of Ross Roy following the Closing Date, or (y) one year from the Closing Date, the Escrow Agent shall deliver to the Ross Roy Shareholders the remaining shares of Omnicom Common Stock then on deposit in the General Escrow Fund, as reduced by any amounts necessary to cover outstanding claims, including claims then in dispute.

     All dividends, interest and other amounts received with respect to shares of Omnicom Common Stock held in the General Escrow Fund shall be income for tax purposes to the Ross Roy Shareholders, shall be paid directly to the Ross Roy Shareholders, and shall not constitute part of the General Escrow Fund.

     Special Escrow Fund. The Escrow Agreement provides that, upon determination that an indemnification payment is due to Omnicom from the Special Escrow Fund, the Escrow Agent shall, to the extent that the shares of Omnicom Common Stock then on deposit in the Special Escrow Fund shall be sufficient for the purpose, deliver to Omnicom the number of shares of Omnicom Common Stock, valued at the original Market Value, equal to the indemnification payment. The Ross Roy Shareholder Representative shall have the right to dispute any such claim by Omnicom and require arbitration of the items in dispute; any such arbitration shall cover all outstanding claims for indemnification by Omnicom, and the first such arbitration shall take place no earlier than the second business day following the one year anniversary of the Closing Date.

     At such time as all claims reimbursable out of the Special Escrow Fund shall have been finally determined and all indemnification payments due to Omnicom have been made to Omnicom, the Escrow Agent shall deliver to the Ross Roy Shareholders the remaining shares of Omnicom Common Stock then on deposit in the Special Escrow Fund.

     All dividends, interest and other amounts received with respect to shares of Omnicom Common Stock held in the Special Escrow Fund shall be income for tax purposes to the Ross Roy Shareholders, shall be paid directly to the Ross Roy Shareholders, and shall not constitute part of the Special Escrow Fund

Appointment of the Ross Roy Shareholder Representative

     It is a condition to Closing under the Merger Agreement that the Ross Roy Shareholders appoint the Ross Roy Shareholder Representative to act as their collective agent in connection with the Escrow Agreement, including one or more alternative individuals to act as the Ross Roy Shareholder Representative in the event that the designated Representative shall have died, resigned, or otherwise become incapable or unwilling to act as Representative.

     The Ross Roy Shareholder Representative shall also act as the agent for the Former Eligible Employee Holders and the EPU Holder; the EPU Holder has delivered to Ross Roy his written agreement to such effect.

     Appointment of the Ross Roy Shareholder Representative shall include the specific authorization for such Representative to (i) execute and deliver the Escrow Agreement at the Effective Time of the Merger and any documents incident or ancillary thereto, including without limitation any amendments, cancellations, extensions or waivers in respect thereof; (ii) respond to and make determinations in respect of the assertion of any and all claims for indemnification by Omnicom, and to assert claims on behalf of the Ross Roy Shareholders, the EPU Holder and the Former Eligible Employee Holders, pursuant to the terms of the Escrow Agreement and the terms of the Merger Agreement pertaining thereto; (iii) execute and deliver any stock powers which may be required to be executed by any Ross Roy Shareholder, the EPU Holder or any Former Eligible Employee Holder in order to permit the delivery to Omnicom of any shares of Omnicom Common Stock to be delivered to it pursuant to the Escrow Agreement; and (iv) take all such other actions as may be necessary or desirable to carry out his responsibilities as collective agent of the Ross Roy Shareholders, the EPU Holder and Former Eligible Employee Holders in respect of the Escrow Agreement.

     In addition, the terms of the appointment shall be that the Ross Roy Shareholder Representative shall not be liable for any mistake of fact or error of judgment or for any acts or omissions unless caused by the gross negligence or willful misconduct of the Shareholder Representative. The Shareholder Representative will also be indemnified by the Ross Roy Shareholders from all losses and expenses incurred by him as a result of any litigation arising from the performance of his duties under the Escrow Agreement, unless such litigation is the result of his gross negligence or actions taken in bad faith. This term of appointment shall be confirmed by each Ross Roy Shareholder in the transmittal form furnished by him to Omnicom as described under "The Merger Agreement and the Merger--Procedure for Distributing Shares of Omnicom Common Stock to Ross Roy Shareholders".

     Finally, the appointment of the Ross Roy Shareholder Representative shall also include the consent of the Ross Roy Shareholders to the procedure to be followed in the event that the Ross Roy Shareholder Representative and any alternate shall be unable or unwilling to serve or continue to serve as such. Pursuant to such procedure, a new Ross Roy Shareholder Representative shall be chosen by majority vote of those persons who were members of the Ross Roy Board of Directors immediately prior to the Effective Time of the Merger, any of whom shall be entitled to call a meeting for such purpose.

     The proposal before the Ross Roy Shareholders is that Chris A. Lawson be appointed as Ross Roy Shareholder Representative, with Richard C. Ward appointed as alternate. Messrs. Lawson and Ward are directors and executive officers of Ross Roy and Ross Roy Shareholders; Mr. Lawson is also the EPU Holder. See "The Merger Agreement and the Merger--Interests of Ross Roy's Management in the Merger" and "Business Information Concerning Ross Roy--Executive Officers and Directors, Principal Shareholders" for more detailed descriptions of these interests.

Recommendation of the Ross Roy Board of Directors

     The Ross Roy Board of Directors believes that the appointment of the Ross Roy Shareholder Representative is in the best interests of the Ross Roy Shareholders and recommends that the Ross Roy Shareholders vote FOR the appointment of Chris A. Lawson as Ross Roy Shareholder Representative, with Richard C. Ward as alternate.

                    BUSINESS INFORMATION CONCERNING OMNICOM

     (The information contained in this section is qualified in its entirety by reference to documents incorporated by reference.)

     Omnicom, through its wholly and partially owned companies, operates advertising agencies which plan, create, produce and place advertising in various media such as television, radio, newspaper and magazines; and offers clients such additional services as marketing consultation, consumer market research, design and production of merchandising and sales promotion programs and materials, direct mail advertising, corporate identification, and public relations. Omnicom offers these services to clients worldwide on a local, national, pan-regional or global basis. Operations cover the major regions of North America, the United Kingdom, Continental Europe, the Middle East, Latin America, the Far East and Australia. In 1994 and 1993, 54% and 52%, respectively, of Omnicom's billings came from its non-U.S. operations.

     According to the unaudited industry-wide figures published in the trade journal, Advertising Age, in 1994 Omnicom was ranked as the third largest advertising agency group worldwide.

     Omnicom operates three separate, independent agency networks: the BBDO Worldwide Network, the DDB Needham Worldwide Network and the TBWA International Network. Omnicom also operates independent agencies, Altschiller & Company and Goodby, Silverstein & Partners, and certain marketing service and specialty advertising companies through Diversified Agency Services.

     BBDO Worldwide, DDB Needham Worldwide and TBWA International, by themselves and through their respective subsidiaries and affiliates, independently operate advertising agency networks worldwide. Their primary business is to create marketing communications for their clients' goods and services across the total spectrum of advertising and promotion media. Each of the agency networks has its own clients and competes with each other in the same markets.

     The BBDO Worldwide, DDB Needham Worldwide and TBWA International agencies typically assign to each client a group of advertising specialists which may include account managers, copywriters, art directors and research, media and production personnel. The account manager works with the client to establish an overall advertising strategy for the client based on an analysis of the client's products or services and its market. The group then creates and arranges for the production of the advertising and/or promotion and purchases time, space or access in the relevant media in accordance with the client's budget.

                       SELECTED FINANCIAL DATA OF OMNICOM

     The following table summarizes certain selected consolidated financial data of Omnicom and its subsidiaries and is qualified in its entirety by the more detailed financial information and notes thereto incorporated by reference into this Prospectus/Information Statement.


                                                      (Dollars in Thousands Except Per Share Amounts)
                                   -----------------------------------------------------------------------------
                                     Three Months
                                        Ended                        Year Ended December 31
                                                 ---------------------------------------------------------------
                                    March 31, 1995    1994         1993        1992          1991        1990
                                   --------------     ----         ----        ----          ----        ----
For the year:
  Commissions and fees ...........     $459,882   $1,756,205  $1,516,475   $1,385,161   $1,236,158   $1,178,233
  Income before change
     in accounting principles ....       24,142      108,134      85,345       65,498       57,052       52,009
  Net income .....................       24,142       80,125      85,345       69,298       57,052       52,009
  Earnings per common
     share before change in
     accounting principles:
      Primary ....................         0.68         3.15        2.79         2.31         2.08         2.01
      Fully diluted ..............         0.68         3.07        2.62         2.20         2.01         1.94
  Cumulative effect of
     change in accounting
     principles:
      Primary ....................          --         (0.81)        --          0.14          --           --
      Fully diluted ..............          --         (0.81)        --          0.11          --           --
  Earnings per common share
     after change in accounting
     principles:
      Primary ....................         0.68         2.34        2.79         2.45         2.08         2.01
      Fully diluted ..............         0.68         2.34        2.62         2.31         2.01         1.94
  Dividends declared per
     common share ................         0.31         1.24        1.24         1.21         1.10         1.07
At end of period:
  Total assets ...................    2,961,570    2,852,204   2,289,863    1,951,950    1,885,894    1,748,529
  Long-term obligations:
    Long-term debt ...............      403,882      187,338     278,312      235,129      245,189      278,960
    Deferred compensation and
        other liabilities ........       76,577       95,973      56,933       51,919       31,355       25,365


                    BUSINESS INFORMATION CONCERNING ROSS ROY

                            Description of Business

General

     Ross Roy is a full service marketing communications company, which was founded in 1926. Ross Roy offers a full range of services that include both media advertising and marketing communications and promotional services. These services consist of direct marketing, sales promotion, video production, database management, telemarketing, training, incentive administration, production of shows and meetings, sales support services and satellite teleconferencing. It is also active in the development and use of new communications technologies.

Products and Services

     Direct Marketing -- Services provided in this area include list management, prospect targeting, telemarketing and fulfillment. Some of the programs that Ross Roy has developed for previous clients include MCI's "Friends & Family", "GE Rewards" and the launch of Citibank's AAdvantage credit card. In addition, Ross Roy currently serves as Chrysler Corporation's "Agency of Record" for its Owner Communications Program and Target Direct Mail Program.

     Database Management -- Ross Roy has developed and managed prospect and customer databases for many of its principal clients. Three IBM AS/400 computers are dedicated to this activity and Ross Roy employs over twenty five computer programmers, each with an average of over ten years of experience, to deliver this service.

     Telemarketing -- A key aspect of direct marketing is telemarketing. Ross Roy has a staff of over 140 who have the capability of handling over 25,000 inbound and outbound telephone calls daily. The information captured during these telephone calls is added to the customer databases, analyzed, enhanced with other demographic data and used for many different activities including the development of targeted prospect lists and fulfillment.

     Training -- Ross Roy provides a wide range of training services which include product training, skills training, motivational training, sales training and culture training. Its techniques include seminars, videocassettes for home study, interactive videodiscs and a national satellite television network.

     Incentive Administration -- This service includes the processing of rebates and incentive payments for a number of different clients.

     Shows and Meetings -- Ross Roy also creates and produces shows and meetings. Its productions utilize the most effective, state-of-the-art audio and video delivery systems which include television, entertainment, film, videodiscs and satellite teleconferencing,

Clients

     Ross Roy's clients include Chrysler Corporation, Domino's Pizza, Inc., The Sports Authority, Inc., Medicine Shoppe International, Inc., Masco Corporation, Nordic Track, Inc., NBD Bancorp, Inc., Sauder Woodworking Company, Detroit Edison Company and Blue Cross/Blue Shield of Michigan. Its principal client is Chrysler Corporation, which accounted for approximately 71% of total revenues during 1994. Ross Roy services approximately 350 separate business units of Chrysler. Chrysler, which has been a client since the Company was founded, utilizes every service that Ross Roy offers.

Employees; Offices

     Ross Roy is a private company whose stock is held by approximately 100 employee-stockholders. Ross Roy has over 800 employees, 700 of whom work at its headquarters located in Bloomfield Hills, Michigan. Ross Roy also has offices in Windsor, Ontario, Baltimore and Los Angeles.

            Executive Officers and Directors; Principal Shareholders

     The following table is furnished with respect to the executive officers and directors of Ross Roy as of July 24, 1995. There are no family relationships between any of the directors or executive officers. The table also shows the name and address of each person known by Ross Roy to be the beneficial owners of more than 5% of either class of Ross Roy Common Stock as of July 24, 1995.


                                                                   Shares of                 Shares of
                                                                    Class A                  Class B
                                              Position              Common                    Common
                                                with                 Stock      Percent of    Stock     Percent
Name and Address                              Ross Roy               Owned        Class       Owned     of Class
- ----------------                              --------             ---------    ----------   ---------  --------
Timothy G. Copacia                         Director and             5,000         1.43%       5,000       9.12%
c/o Ross Roy Communications, Inc.          Executive Vice
100 Bloomfield Hills Parkway               President--Director
Bloomfield Hills, Michigan 48304           Account Services

Paula A. Eridon                            Director and               830         0.24%           0       0.00%
c/o Ross Roy Communications, Inc.          Executive Vice
100 Bloomfield Hills Parkway               President--Director
Bloomfield Hills, Michigan 48304           Business Develop-
                                           ment

Verne C. Hampton, II                       Director and                 0         0.00%           0       0.00%
c/o Ross Roy Communications, Inc.          Secretary
100 Bloomfield Hills Parkway
Bloomfield Hills, Michigan 48304

Chris A. Lawson                            Director and            37,946        10.89%      10,000      18.25%
c/o Ross Roy Communications, Inc.          Executive Vice
100 Bloomfield Hills Parkway               President--Finance,
Bloomfield Hills, Michigan 48304           Chief Financial
                                           Officer, Treasurer

F. Peter Middleton                         Director and             5,000         1.43%       5,000       9.12%
c/o Ross Roy Communications, Inc.          Executive Vice
100 Bloomfield Hills Parkway               President--Director
Bloomfield Hills, Michigan 48304           Diversified Services

Peter R. Mills                             Director and            25,000(A)      6.97%      10,000      18.25%
c/o Ross Roy Communications, Inc.          Chairman, President
100 Bloomfield Hills Parkway               and Chief Executive
Bloomfield Hills, Michigan 48304           Officer

Janet C. Muhleman                          Director and            20,000         5.74%           0       0.00%
c/o Ross Roy Communications, Inc.          Executive
100 Bloomfield Hills Parkway               Vice President
Bloomfield Hills, Michigan 48304

Calvin L. Parent                           Director and            19,500         5.60%       5,000       9.12%
c/o Ross Roy Communications, Inc.          President--Ross
100 Bloomfield Hills Parkway               Roy Communica-
Bloomfield Hills, Michigan 48304           tions Canada


                                                                   Shares of                 Shares of
                                                                    Class A                   Class B
                                             Position              Common                     Common
                                               with                 Stock      Percent of     Stock     Percent
Name and Address                             Ross Roy               Owned        Class        Owned     of Class
- ----------------                             --------              ---------   ----------    ---------  --------
Peter Vetowich                             Director and            32,137         9.22%       4,800       8.77%
c/o Ross Roy Communications, Inc.          Executive Vice
100 Bloomfield Hills Parkway               President--Director
Bloomfield Hills, Michigan 48304           Retail Operations

Richard C. Ward                            Director and            48,070        13.80%      10,000      18.25%
c/o Ross Roy
Communications, Inc.                       Vice Chairman
100 Bloomfield Hills Parkway
Bloomfield Hills, Michigan 48304

Gary I. Wolfson                            Director and             5,000         1.43%       5,000       9.12%
c/o Ross Roy Communications, Inc.          Executive Vice
100 Bloomfield Hills Parkway               President--Chief
Bloomfield Hills, Michigan 48304           Creative Officer

Peter Hirsch                               Co-Chairman/            22,584         6.48%           0       0.00%
240 East 15th Street                       Executive Creative
New York, NY 10003                         Director--Ross
                                           Roy Communica-
                                           tions/N.Y.

Executive Officers and Directors                                  198,483        55.37%      54,800     100.00%
as a group (11 persons)


- ----------------
(A) Includes 10,000 shares of Class A Common Stock which Mr. Mills has the right to acquire within 60 days pursuant to the exercise of stock options.

                      SELECTED FINANCIAL DATA OF ROSS ROY

      The following table summarizes certain selected financial data of Ross Roy and is qualified in its entirety by the more detailed financial information and notes thereto appearing elsewhere in this Prospectus/Information Statement. The financial data as of and for each of the five years ended December 31, 1994 is derived from audited consolidated financial statements. The financial data for the three month periods ended March 31, 1994 and 1995 are derived from unaudited financial statements and, in the opinion of Ross Roy, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results of operations for such periods. Operating results for the three months ended March 31, 1995 are not necessarily indicative of the results that may be achieved for the entire year ending December 31, 1995. The consolidated financial statements as of and for the three years ended December 31, 1994 and the independent auditors' report from Deloitte & Touche LLP thereon are included as part of this Prospectus/Information Statement. See "Financial Statements of Ross Roy", the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Ross Roy".

                                                      (Dollars in Thousands Except Per Share Amounts)
                                        --------------------------------------------------------------------------
                                             Three Months
                                            Ended March 31                  Year Ended December 31
                                         -------------------   ---------------------------------------------------
                                        1995 (3)     1994    1994 (1)  1993 (1)  1992 (1)(2)      1991       1990
                                        --------    ------   --------  -------   ----------       ----       -----
For the year:
  Commissions and fees ..............  $ 16,988    $15,844   $65,727   $79,445   $  86,443    $  84,349    $ 84,491
  Income (loss) before change
     in accounting principles .......     1,688      1,349     3,709     4,542      (7,044)      (1,449)      1,381
  Net income (loss) .................    (4,912)     1,349     3,709     4,542      (7,644)      (1,449)      1,381
  Earnings per common share before
     change in accounting principle:
        Primary .....................      5.09       4.25     11.98      9.23      (13.06)       (2.46)       2.17
      Fully Diluted .................      5.09       4.25     11.71      9.23      (13.06)       (2.47)       2.16
  Cumulative effect of change
     in accounting principle:
        Primary .....................    (19.90)      --        --        --         (1.11)        --          --
        Fully Diluted ...............    (19.90)      --        --        --         (1.11)        --          --
  Earnings per common share after
     change in accounting principle:
      Primary .......................    (14.81)      4.25     11.98      9.23      (14.17)       (2.46)       2.17
      Fully Diluted .................    (14.81)      4.25     11.71      9.23      (14.17)       (2.47)       2.16
  Dividends declared per
     common share ...................      --         --        --        --          --           --          --

At December 31:
  Total assets ......................    81,173     79,177    73,994    97,279     115,387      121,779     114,922
  Long-term obligations:
    Long-term debt ..................     4,543     15,487     3,259     6,487      17,581       19,633      13,918
    Deferred compensation &
       other liabilities ............    16,231      8,861     6,929     8,267       4,752        6,666       6,321

- --------------------
(1) The majority of the revenue and income variances from 1992 through 1994 are the result of the divestiture of several subsidiaries which occurred as part of Ross Roy's restructuring program which was initiated in 1992. During 1992 Ross Roy recorded $10.6 million of special charges and write-downs of intangible assets as a result of selling one and closing three subsidiaries at significant losses and reducing the value of certain assets to their net realizable values. During 1993, three additional subsidiaries were sold at significant losses. The cost of divesting these subsidiaries and the losses incurred upon their disposition totaled $8.7 million. During 1994, Ross Roy recorded a net special charge of $1.4 million due to the loss of a major client and the write-down of notes receivable from the sale of previously divested subsidiaries that were determined to be uncollectible. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Ross Roy".

(2) The Results of Operations for 1992 reflects the adoption of SFAS No. 109, "Accounting for Income Taxes".

(3) The Results of Operations for the three months ended March 31, 1995, reflects the adoption of SFAS No. 106, "Accounting for Postretirement Benefits Other Than Pensions".

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS OF ROSS ROY

                                    General

     During the last three years, Ross Roy has been involved in a restructuring program, both organizationally and financially. The restructuring began in 1992 when Ross Roy developed a plan to refocus its business strategy to concentrate on its core business (i.e., sales promotion, training, direct marketing, database management and telemarketing). The objectives of the plan included the completion of a management succession plan, and the divestiture or closing of all noncore/nonstrategic business units. The financial impact of the actions taken to achieve these objectives is shown in the Statements of Operations for 1992 and 1993.

     As part of its 1992 restructuring efforts, Ross Roy recorded a total of $10.6 million of special charges and write-downs of intangible assets as a result of selling one and closing three subsidiaries at significant losses and reducing the value of certain assets to their net realizable values.

     The restructuring continued during 1993 as Ross Roy sold three more subsidiaries at significant losses. These subsidiaries were viewed to be noncore business units which contributed large operating losses and required significant cash infusions. The cost of divesting these subsidiaries and the losses incurred upon their disposition totaled $8.7 million.

     1994 represented Ross Roy's first year of operations after completion of its restructuring program.

                             Results of Operations

     The following table sets forth certain Statement of Operations data as a percentage of revenue for the periods indicated:

                                                                                                             Three Months
                                                              Year Ended December 31                         Ended March 31
                                                      ----------------------------------------          -----------------------
                                                       1994            1993             1992             1995             1994
                                                      -----            -----            -----            -----            -----

Revenue .......................................       100.0%           100.0%           100.0%           100.0%           100.0%
Operating Expenses:
  Compensation, Occupancy,
     General Agency and Other .................       (85.7)           (95.1)           (96.7)           (82.4)           (84.0)
  Special Charges .............................        (2.2)           (11.0)           (12.3)             --               --
Operating Income (Loss) .......................        12.1%            (6.1)%           (9.0)%           17.6%            16.0%
Other Income (Expense):
  Interest expense ............................        (1.8)            (2.0)            (2.0)            (1.1)            (1.7)
  Interest income .............................          .3               .3               .5               .2               .7
  Life insurance proceeds and other ...........         --              10.6              (.7)             --               --
Income (loss) before taxes ....................        10.6%             2.8%           (11.2)%           16.7%            15.0%
Federal and Foreign Income Taxes ..............        (4.6)             3.2              3.2             (6.2)            (5.6)
Net Income (Loss) Before Minority
   Interest and Change in Accounting
     Principle ................................         6.0%             6.0%            (8.0)%           10.5%             9.4%
  Minority Interest ...........................         (.3)             (.3)             (.2)             (.6)             (.9)
  Change in Accounting Principle ..............         --               --               (.7)           (38.9)             --
Net Income (Loss) .............................         5.7%             5.7%            (8.9)%          (29.0)%            8.5%



Comparison of Results of Operations for the Three Months
Ended March 31, 1995 and 1994

      Ross Roy reported revenues from commissions and fees of $17.0 million and net income before cumulative effect of change in accounting principle of $1.7 million for the three months ended March 31, 1995. There were no significant changes in revenue and net income before change in accounting principle when compared to the same period in 1994.

     In late 1994, Ross Roy was informed by its major retail client, Kmart, of its decision to utilize another agency. Revenue earned on this account represented 12.0 percent of Ross Roy's revenue for the years ended 1994, 1993 and 1992. Ross Roy terminated approximately five percent of its staff and closed its New York office in response to this account loss. Ross Roy expects to complete the transition of its responsibilities to the successor agency in late 1995. The net revenue and income impact from the loss of this client is not anticipated to be significant to future operations as a result of the actions taken by Ross Roy to reduce staff and operating expenses and the revenue projected to be earned from new accounts that were won during the first six months of 1995. These revenues will nearly replace the revenue previously earned on the Kmart account.

     Effective January 1, 1995, Ross Roy adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Accounting for Postretirement Benefits Other Than Pensions", which requires accrual of retiree health care benefits during the years the employees provide services. Prior to this adoption, Ross Roy recorded such costs on a pay-as-you-go basis. The impact of the adoption, recognized as a one-time charge in the year of adoption, is $6.6 million (net of applicable income taxes) and the periodic expense for postretirement health care benefits is estimated to be $1.2 million (net of applicable income taxes) in 1995. The amount of the one-time charge was determined based upon current assumptions and, accordingly, is different than the one-time charge disclosed in Ross Roy's consolidated financial statements as of December 31, 1994. The primary differences between the assumptions used to determine the accrual for retiree health care benefits as of January 1, 1995 and the assumptions used to determine the estimated liability disclosed in the financial statements as of December 31, 1994 are an increase in the annual medical inflation rate, a decrease in the Medicare offset assumption and a change in the eligibility assumption. Ross Roy will fund such benefits from cash generated from operations or reimbursements from the Ross Roy Pension Plan's Retiree Health Account pursuant to Section 401(h) of the Internal Revenue Code of 1986, as available.

Comparison of Results of Operations for the Years Ended December 31, 1994 and 1993

     Revenue -- Ross Roy reported revenues from commissions and fees of $65.7 million in 1994 compared with $79.4 million in 1993. This represented a decrease of 17.3% and is solely attributable to the effect of Ross Roy's 1993 divestitures. As part of a business strategy that was developed in 1992, Ross Roy began divesting or closing all noncore/nonstrategic business units. In 1993, Ross Roy divested three such units which, in total, contributed approximately $14 million of revenue in 1993. While on a net basis, Ross Roy's other business showed little movement, its core business experienced substantial increases in the areas of telemarketing and training. The increased volume in telemarketing resulted from the launch of the Eagle Information Center for Chrysler and the Teletouch Program for Chrysler dealers. The increase in training is attributable to the development of a culture and product training program for Chrysler in Europe and the Mideast. These increases, however, were offset by the full year impact of the losses of two clients, Office Max and Builder's Square, to which Ross Roy provided media advertising services.

     Operating Expenses -- In 1994, operating expenses (i.e., compensation and employee benefits, occupancy expense and general agency and other operating expenses) decreased $19.3 million or 25.5 percent from 1993 levels exclusive of the change in special charges which is discussed in more detail below. The 1993 divestitures accounted for this decrease. Other operating expenses were held to 1993 levels due to diligent cost control efforts.

     Special Charges, Asset Write-Downs and Losses on Sales of Subsidiaries -- Ross Roy recorded special charges and asset write-downs of $1.4 million and $8.7 million in 1994 and 1993, respectively. The 1994 charges included $800,000 of severance and employee termination costs and $300,000 of asset write-downs associated with the closure of Ross Roy's New York office both of which result from the loss of the Kmart account and a $900,000 write-down of notes receivable from the sales of previously divested subsidiaries determined to be uncollectible; these amounts were partially offset by a $600,000 adjustment to lease accruals related to divested subsidiaries recorded in prior years that were settled for amounts less than Corporate management originally estimated. The special charges of $8.7 million recorded in 1993 resulted primarily from the losses incurred on the sale of three subsidiaries ($2.8 million), severance costs incurred during the management reorganization of Ross Roy ($1.8 million) and the write-off of fixed assets and accrual of lease charges at the disposed subsidiaries ($4.1 million). The basis upon which such charges were determined was Management's best estimate at the time such charges were recorded. The special charges and asset write-downs include $600,000 and $2.7 million of noncash charges in 1994 and 1993, respectively.

      As of December 31, 1994,  approximately  $3.6 million of the total special
charges  accrued  during  the  years  1992  through  1994  remain  unpaid.   The
composition of this liability and expected payments dates are shown below.

                        Severance and
                           Employee
     Expected Cash       Termination       Lease
    Outlay in Years         Costs         Accrual         Other         Total
    ---------------     -------------     -------         -----         -----
1995 ...............     $1,119,000     $  428,000     $  180,000     $1,727,000
1996 ...............         13,000        425,000           --          438,000
1997 ...............         13,000        396,000           --          409,000
1998 ...............         15,000        382,000           --          397,000
1999 ...............         18,000        199,000           --          217,000
Thereafter .........        412,000           --             --          412,000
                         ----------     ----------     ----------     ----------
                         $1,590,000     $1,830,000     $  180,000     $3,600,000


      Operating Profit Margin -- Ross Roy's operating margin, which excludes other income/expense, increased to 12.1 percent in 1994 from (6.1) percent in 1993. This increase was due to the divestiture of loss-generating subsidiaries, revenue growth in specific areas and diligent cost control over operating expenses.

     Other Income (Expense) -- Interest expense decreased by 24.5% in 1994 and reflects lower average borrowings during the year. Average borrowings were reduced by the elimination of the need to fund the operations of business units that were divested, a modified stock repurchase plan adopted in 1993 that provided for the deferral of repurchase payments over a four year period and the proceeds from certain life insurance policies that were received in late 1993. Ross Roy also reported in 1993, approximately $8.3 million in life insurance proceeds that were received upon the death of its former chairman.

     Provision for Taxes -- Ross Roy reported a provision for income taxes of $3 million in 1994 and a credit for income taxes of $2.6 million in 1993. The 1994 tax provision reflects the income tax liability on pretax income of $6.9 million. In 1993, the credit for income taxes arose from the tax-exempt status of the life insurance proceeds received in 1993.

     Change in Accounting Principle -- Effective January 1, 1995, Ross Roy is required to adopt Statement of Financial Accounting Standards (SFAS) No. 106, "Accounting for Postretirement Benefits Other Than Pensions," which requires accrual of retiree benefits during the years the employees provide services. The estimated impact of the adoption will be $2.5 million (net of applicable income taxes) if the transition obligation is recognized as a one-time charge in the year of adoption. Implementation of the new Standard will have no cash impact on Ross Roy.

Comparison of Results of Operations for the Years Ended December 31, 1993 and 1992

     Revenue -- In 1993, Ross Roy reported revenues from commissions and fees of $79.4 million compared to $86.4 million in 1992. This represents an 8.0% decrease from 1992. Approximately fifty percent of this decrease is attributable to the revenue reduction resulting from the business units that were divested or closed in 1992. The remainder of the decrease is due to spending reductions by clients serviced by business units that were divested in 1993. While on a net basis, Ross Roy's other business showed little movement, its core business experienced a 12% increase in revenue over 1992. Revenue increased in the areas of training, collateral services and rebate and incentive programs, among others. Offsetting these major increases, was the loss of Office Max in mid 1993.

     Operating Expenses -- In 1993, operating expenses (i.e., compensation and employee benefits, occupancy expense, general agency and other operating expense) decreased $8.1 million or 9.7 percent from 1992 levels. The 1992 divestitures accounted for nearly two-thirds of this decrease. The remainder of the decrease is attributable to the elimination of a profit sharing contribution and a substantial reduction in the amount of incentive compensation paid in 1993.

     Special Charges, Asset Write-Downs and Losses on Sale of Subsidiaries -- In 1993, Ross Roy recorded special charges that totaled $8.7 million. These charges included the write-off of fixed assets, the accrual of lease charges and the recognition of losses resulting from the disposition of three subsidiaries as well as severance costs incurred during its management reorganization. In 1992, Ross Roy recorded special and asset impairment charges of $10.6 million. These charges included $4.5 million for the impairment of intangible assets previously recorded upon the purchase of certain subsidiaries, a charge of $2.5 million for fixed asset write-downs and liabilities for lease obligations at closed subsidiaries, $1.0 million for the write-off of a note receivable that was determined to be uncollectible and $2.6 million of severance and related costs associated with Ross Roy's corporate reorganization. The special charges and asset write-downs include $2.7 million and $6.4 million of noncash charges in 1993 and 1992, respectively.

     Operating Profit Margin -- Ross Roy's 1993 operating margin excluding other income/expense increased nearly 3 percent over 1992. This increase represented the initial impact of Ross Roy's effort to refocus its business strategy and improve its profit margins.

     Other Income (Expense) -- Interest expense decreased by 8.5% in 1993 when compared to 1992. This decrease reflects lower average borrowings and lower interest rates on borrowings. Average borrowings were reduced by the elimination of the need to fund the operations of the business units that were divested, a modified stock repurchase plan that provides for the deferral of repurchase payments over a four year period and the proceeds from certain life insurance policies that were received in late 1993. The interest rate on Ross Roy's bank debt is tied to the prime rate. The reduction in its borrowing rate was due to a reduction of the prime rate. In 1993, Ross Roy also reported approximately $8.3 million in life insurance proceeds upon the death of its former chairman.

     Provision for Taxes -- Ross Roy reported a credit for income taxes of $2.6 million and $2.8 million in 1993 and 1992, respectively. Although the amounts are similar, they arose for different reasons. In 1993, the credit arose from the tax-exempt status of the life insurance proceeds received in 1993. In 1992, the credit arose from the federal income tax benefits that will result in Ross Roy's ability to reduce the taxation of future profits by the amount of its 1992 operating losses.

     Change in Accounting Principle -- Effective January 1, 1992, Ross Roy adopted SFAS No. 109, "Accounting for Income Taxes," which required the liability method of accounting for deferred income taxes and the recognition of net deferred tax assets subject to an ongoing assessment of realizability. At January 1, 1992, the adjustment of deferred tax assets and liabilities resulted in an unfavorable cumulative effect of the change in accounting principle of approximately $600,000.

                        Capital Resources and Liquidity

     Cash and equivalents at March 31, 1995 increased to $2.4 million from $1.9 million at December 31, 1994. This increase is due to the positive cash flow attributable to net stock sales partially offset by the paydown of certain year-end liabilities and payments of stock repurchase obligations. The stock repurchase obligations are recorded at the formula repurchase price set forth in the Ross Roy Articles. See "Description of Ross Roy Capital Stock" and Note 3 of Notes to Consolidated Financial Statements for a description of the stock repurchase obligations and the formula repurchase price.

     Cash and cash equivalents decreased approximately $300,000 during 1994 or to a level of $1.9 million at December 31, 1994. Ross Roy's positive net cash flow provided by operating activities was offset by cash outlays for the purchase of Ross Roy's stock net of stock sales, payments of stock repurchase obligations, expenditures for property and equipment and repayment of its long-term debt obligations.

     At December 31, 1994, accounts receivable decreased by $16.4 million and accounts payable decreased by $17.8 million from December 31, 1993 levels. This decrease was primarily due to divestitures and differences in the dates on which payments were made to media and other suppliers in 1994 compared to 1993.

     Capital expenditures for 1993, 1994 and the three months ended March 31, 1995, were $479,000, $850,000 and $30,000, respectively. These expenditures were made primarily to expand, upgrade or replace the computer equipment and software used for telemarketing, database management, desktop publishing, fulfillment and to a smaller extent, general office administration. Capital expenditures of approximately $1 million are planned for 1995. The majority of the planned spending is for telemarketing, database management and internal office automation and should improve the efficiency and productivity of client-based applications as well as Ross Roy's administrative functions.

     As of December 31, 1994, Ross Roy had approximately $11 million of net operating loss and capital loss carryforwards, subject to certain limitations, that it will use to offset future federal income tax liabilities. The Company anticipates the utilization of a portion of its loss carryforwards in 1995.

     Ross Roy maintains a $20 million revolving line of credit with a bank which is secured by the majority of Ross Roy's assets. At March 31, 1995 and December 31, 1994, respectively, Ross Roy had $13.1 million and $17.8 million available to borrow. The line of credit agreement contains certain covenants including a minimum tangible net worth requirement with which Ross Roy was not in compliance as of December 31, 1994. The bank subsequently amended the agreement to adjust this covenant whereby Ross Roy was in compliance. Ross Roy was in compliance with all covenants as of March 31, 1995.

     Pursuant to an agreement with a bank, Ross Roy guarantees borrowings from such bank by Ross Roy employees for the purpose of purchasing Ross Roy Common Stock. At March 9, 1995, such borrowings approximated $4,881,000. Upon consummation of the Merger, such guarantee obligations of Ross Roy will terminate. However, the provisions of the employee loan agreements provide Ross Roy with recourse against an employee in the event of a default. Therefore, management believes that the risk associated with guaranteeing this debt does not pose a significant risk to the operations of Ross Roy.

     Ross Roy's management believes that its cash position and the available line of credit are adequate to support Ross Roy's short-term cash requirements for the maintenance of working capital and the acquisition of computer and other capital equipment required to maintain its competitive advantage. It also anticipates that its current cash position, together with the future cash flows from operations and funds available under its existing facility will be adequate to meet its long-term cash requirements as presently contemplated.

                      DESCRIPTION OF OMNICOM CAPITAL STOCK

     Each share of Omnicom Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of shareholders. All shares of Omnicom Common Stock have equal rights and are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor and to share ratably upon liquidation in the assets available for distribution to stockholders. Omnicom is not aware of any restrictions on its present or future ability to pay dividends. However, in connection with certain borrowing facilities entered into by Omnicom and its subsidiaries, Omnicom is subject to certain restrictions on current ratio, ratio of total consolidated indebtedness to total consolidated capitalization, ratio of net cash flow to consolidated indebtedness, and limitation of investments in and loans to affiliates and unconsolidated subsidiaries. The Omnicom Common Stock is not subject to call or assessment, has no preemptive conversion or cumulative voting rights and is not subject to redemption. Omnicom's shareholders elect a classified board of directors, and may not remove a director except by an affirmative two-thirds vote of all outstanding shares. A two-thirds vote is also required for Omnicom's shareholders to amend Omnicom's by-laws or certain provisions of its charter documents, and to change the number of directors comprising the full board.

     Omnicom may issue Omnicom Preferred Stock in series having whatever rights and preferences the Board of Directors may determine. One or more series of Omnicom Preferred Stock may be made convertible into Omnicom Common Stock at rates determined by the Board of Directors, and Omnicom Preferred Stock may be given priority over the Omnicom Common Stock in payment of dividends, rights on liquidation, voting and other rights. Omnicom has no current plans to issue any Omnicom Preferred Stock. Omnicom Preferred Stock may be issued from time to time upon authorization of the Omnicom Board of Directors without action of the shareholders.

     Omnicom currently has outstanding $143,750,000 of 4.5%/6.25% Step-Up Convertible Subordinated Debentures with a scheduled maturity in 2000, which are convertible into Omnicom Common Stock at a conversion price of $54.88, subject to adjustment in certain events.

     Chemical Bank, 450 West 33rd Street, New York, New York 10001 is the transfer agent and the registrar of the Omnicom Common Stock.

                     DESCRIPTION OF ROSS ROY CAPITAL STOCK

     Ross Roy has an authorized capitalization consisting of 2,000,000 shares of Class A Common Stock, par value $1.00 per share, of which as of July 24, 1995, 348,453 were issued and outstanding, and 200,000 shares of Class B Common Stock, par value $1.00 per share, of which as of July 24, 1995, 54,800 shares were issued and outstanding.

     Except as otherwise provided by law, the shares of Class A Common Stock have no voting rights. Each share of Class B Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of shareholders. All shares of Class A and Class B Common Stock have equal rights in the payment of dividends, and the registered holders thereof are entitled to receive such dividends as may from time to time be legally declared by the Board of Directors. In connection with certain borrowing facilities entered into by Ross Roy and its subsidiaries, Ross Roy is restricted from paying any dividends without consent of certain lenders. In connection with those same borrowing facilities, Ross Roy is further subject to certain restrictions on consolidated tangible net worth, funded debt to consolidated tangible net worth ratio, fixed charge coverage, and cash redemption coverage. Ross Roy Common Stock is not subject to any call or assessment and has no preemptive conversion or cumulative voting rights. In the event of dissolution, liquidation or winding up, each share of Class A Common Stock and each share of Class B Common Stock has equal rights with all other shares of Class A Common Stock and Class B Common Stock in the distribution of the assets of the corporation.

     The shares of each class of authorized but unissued Common Stock may be issued and/or sold by the corporation only to employees of Ross Roy. The shares of each class of Common Stock after original sale and issue to an employee may be sold, assigned and delivered to Ross Roy only. Whenever a registered holder of either Class A Common Stock or Class B Common Stock ceases to be an active employee of Ross Roy, the holder must sell, assign and deliver all shares of Class A Common Stock and Class B Common Stock registered in the holder's name to Ross Roy which must purchase such stock at a formula repurchase price as described in the Ross Roy Articles. The formula repurchase price is based primarily upon book value, as adjusted for certain items determined by the Ross Roy Board of Directors and the fair value of certain investments.

                        COMPARISON OF SHAREHOLDER RIGHTS

     Upon consummation of the Merger, the shareholders of Ross Roy, a Michigan corporation, will become shareholders of Omnicom, a New York corporation, and their rights as such will be governed by New York law, as well as the Omnicom Certificate of Incorporation (the "Omnicom Certificate") and By-laws (the "Omnicom By-laws") as amended from time to time in accordance with New York law. While it is not practical to describe all changes in the rights of Ross Roy Shareholders that will result from the application of New York law in lieu of Michigan law and the differences between the Omnicom Certificate and the Omnicom By-laws and the Ross Roy Articles of Incorporation ("Ross Roy Articles") and the Ross Roy By-laws (the "Ross Roy By-laws"), the following is a summary of material differences.

     References to the "NYBCL" are to the New York Business Corporation Law, while references to the "MBCA" are to the Michigan Business Corporation Act.

Special Meetings of Shareholders

     Under Michigan law, a special meeting of shareholders may be called by the board of directors or by officers, directors or shareholders as may be provided in the by-laws. The Ross Roy By-laws provide that a special meeting of shareholders may be called by the Board of Directors, the Chairman of the Board, the President or the Chief Executive Officer and shall be called by the Board upon the written request of the holders of record of a majority of the outstanding shares entitled to vote at the meeting requested to be called. In addition, under the MBCA, upon application of the holders of not less than 10% of all the shares entitled to vote at a meeting, the circuit court of the county in which the principal place of business or registered office of the corporation is located, for good cause shown, may order a special meeting of shareholders to be called and held at such time and place, upon such notice and for the transaction of such business as may be designated in the order.

     Under New York law, a special meeting of shareholders may be called by the board of directors and by such person or persons as may be authorized to do so in the certificate of incorporation or by-laws. In addition, if an annual shareholder meeting has not been held for a certain period of time and a sufficient number of directors were not elected to conduct the business of the corporation, the board shall call a special meeting for the election of directors. If the board fails to do so, or sufficient directors are not elected within a certain period, holders of 10% of the shares entitled to vote in an election of directors may call a special meeting for such an election. The Omnicom By-laws provide that a special meeting of shareholders may be called, for any purpose or purposes, by the Board of Directors or by the President, or by the Secretary upon the request of a majority of the Board of Directors.

Removal of Directors

     Under the MBCA, the shareholders may remove one or more directors, with or without cause, unless the articles of incorporation provide that directors may be removed only for cause. The vote for removal shall be by a majority of shares entitled to vote at an election of directors except that the articles may require a higher vote for removal without cause. The MBCA also allows, in certain circumstances, for by-law provisions to modify the statutory removal provisions. The Ross Roy By-laws provide that a director may be removed from office for any reason: (i) by a two-thirds vote of the full board in attendance and voting at any meeting, but not by less than a majority of the entire board then in office, or (ii) by a vote of the holders of two-thirds of the capital stock then outstanding and entitled to vote, at a special meeting of the shareholders called for that purpose.

     Under New York law, (i) shareholders may remove any director for cause, and the certificate or provision of a by-law adopted by the shareholders may give the board such right; (ii) if the certificate or the by-laws so provide, shareholders may remove directors without cause; and (iii) an action to remove a director for cause may be brought by the attorney-general or by the holders of ten percent of the outstanding shares, whether or not entitled to vote. Neither the Omnicom Certificate nor the Omnicom By-Laws permit the removal of directors other than for cause.

Vacancies On The Board

     Under Michigan law, unless otherwise limited in the articles of incorporation, any vacancy on the board (including vacancies resulting from an increase in the number of directors) may be filled by the shareholders or the Board. If the directors remaining in office constitute fewer than a quorum, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. Under the Ross Roy By-laws, vacancies on the Board for any reason (including vacancies resulting from an increase in the number of directors) may be filled by vote of a majority of the directors then in office. A director elected to fill a vacancy shall be elected to hold office only until the next election of directors by the shareholders.

     Under New York law, newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause may be filled by vote of the board. However, the certificate of incorporation or by-laws may provide that such newly created directorships or vacancies are to be filled by vote of the shareholders. Unless the certificate of incorporation or the specific provision of a by-law adopted by the shareholders provide that the board may fill vacancies occurring in the board by reason of the removal of directors without cause, such vacancies may be filled only by vote of the shareholders. A director elected to fill a vacancy, unless elected by the shareholders, will hold office until the next meeting of shareholders at which the election of directors is in the regular order of business and until his or her successor has been elected and qualified. The Omnicom By-laws provide that any vacancy in the Omnicom Board may be filled by a majority vote of the remaining directors or by the shareholders.

Classification of the Board of Directors

     Ross Roy's Board of Directors is not classified into classes.

     Omnicom's Certificate of Incorporation provides that directors are to be classified into three classes, which are to hold office in staggered three-year terms.

Books and Records; Inspection

     Under Michigan law, any person who is a shareholder of record has the right to examine, for any purpose reasonably related to his or her interest as a shareholder, a list of the corporation's shareholders and its other books and records. Shareholders are also entitled to receive, upon written request: (i) a balance sheet of the corporation at the end of the preceding fiscal year, (ii) an income statement for the fiscal year, and (iii) if prepared by the corporation, its statement of source and application of funds for the fiscal year.

     Under New York law, only shareholders of record for at least six months and any person or the authorized agent of any person or persons holding at least five percent of any class of the outstanding shares have the right to examine the minutes of a corporation and the right to receive upon request certain financial statements of the corporation. Under the federal securities laws, shareholders of Omnicom receive financial information substantially more extensive than that required under New York law.

Amendments of the Articles/Certificate of Incorporation

     Under Michigan law, an amendment to the articles of incorporation requires an affirmative vote of a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote as a class thereon. Whether or not entitled by the articles, the holders of the outstanding shares of a class are entitled to vote on a proposed amendment if the amendment would increase or decrease the aggregate number of authorized shares of such class or alter or change the powers, preferences or special rights of such class so as to affect the class adversely. The Ross Roy Articles do not provide for any voting rights for the holders of Class A Common Stock.

     Under New York law, an amendment or change of the certificate of incorporation may be authorized by vote of the Board, followed by vote of the holders of a majority of all outstanding shares entitled to vote thereon.
Certain categories of amendments which adversely affect the rights of any holders of shares of a class or series of stock require the affirmative vote of the holders of a majority of all outstanding shares of such class or series, voting separately. The Omnicom Certificate requires the affirmative vote of 66 2/3% of the voting power of all outstanding shares of voting stock of Omnicom in order to amend or repeal the provisions of the Omnicom Certificate setting the number of directors constituting the entire Board of Directors and dividing the directors into classes, and absolving directors from personal liability pursuant to Section 719 of the NYBCL.

Amendments to By-Laws

      Under Michigan law, the by-laws of a corporation generally may be amended or repealed by the affirmative vote of the holders of a majority of the shares entitled to vote thereon. The Ross Roy By-laws provide that the By-laws may be amended, altered or repealed by the affirmative vote of the holders of two-thirds of the shares entitled to vote thereon, or by the Board of Directors by a majority vote of the members of the Board then in office.

      Under New York law, except as otherwise provided in the certificate of incorporation, by-laws may be amended, repealed or adopted by the holders of shares entitled to vote in the election of any director. When so provided in the certificate of incorporation or a by-law adopted by the shareholders, by-laws may also be amended, repealed or adopted by the board by such vote as may be therein specified, which may be greater than the vote otherwise prescribed by law, but any by-law adopted by the board may be amended or repealed by the shareholders entitled to vote thereon. Under the terms of the Omnicom Certificate and Omnicom By-laws, Omnicom By-laws may be amended, repealed or adopted only by the affirmative vote of at least 66 2/3% of the total voting power of all outstanding shares of voting stock of Omnicom.

Dividends and Distributions

     Under Michigan law, no distribution to a shareholder (i.e., a dividend, repurchase of stock, or other payment to a shareholder in his or her capacity as such) may be made if, after giving effect to the distribution, the corporation would not be able to pay its debts as they become due in the usual course of business, or the corporation's total assets would be less than the sum of its total liabilities plus, unless the articles permit otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights that are superior to those receiving the distribution.

     Under New York law, dividends may be declared or paid and other distributions may be made out of surplus only, so that the net assets of the corporation remaining after such declaration, payment or distribution must at least equal the amount of its stated capital. When any dividend is paid or any other distribution is made from sources other than earned surplus, a written notice must accompany such payment or distribution as provided by the NYBCL. A corporation may declare and pay dividends or make other distributions except when currently the corporation is insolvent or would thereby be made insolvent, or when the declaration, payment or distribution would be contrary to any restrictions contained in the corporation's certificate of incorporation.

State Takeover Legislation

     Chapters 7A and 7B of the MBCA affect attempts to acquire control of Michigan corporations. In general, under Chapter 7A, "business combinations" (defined to include, among other transactions, certain mergers, dispositions of assets or shares and recapitalizations) between covered Michigan business corporations or their subsidiaries and an "interested shareholder" (defined as the direct or indirect beneficial owner of at least 10% of the voting power of a covered corporation's outstanding shares) can be consummated only if approved by at least 90% of the votes of each class of the corporation's shares entitled to vote and by at least two-thirds of such voting shares not held by the interested shareholder or such shareholder's affiliates, unless five years have elapsed after the person involved became an "interested shareholder" and unless certain price and other conditions are satisfied. The Board may exempt "business combinations" with a particular "interested shareholder" by resolution adopted prior to the time the "interested shareholder" attained the status.

     In general, under Chapter 7B of the MBCA, an entity that acquires "Control Shares" of a corporation may vote the Control Shares on any matter only if a majority of all shares, and of all non-"Interested Shares," of each class of shares entitled to vote as a class, approve such voting rights. Interested Shares are shares owned by officers, employees or directors of the corporation and the entity making the Control Share Acquisition. Control Shares are shares that, when added to shares already owned by an entity, would give the entity voting power in the election of directors over any of three thresholds: one-fifth, one-third and a majority. The effect of the statute is to condition the acquisition of voting control of a corporation on the approval of a majority of the pre-existing disinterested shareholders. The Board has the option of choosing to amend the corporation's by-laws before a Control Share Acquisition occurs to provide that Chapter 7B does not apply to the corporation.

     The NYBCL prohibits any business combination (defined to include a variety of transactions, including mergers, consolidations, sales or dispositions of assets, issuances of stock, liquidations, reclassifications and the receipt of certain benefits from the corporation, including loans or guarantees) with, involving or proposed by any interested shareholder (defined generally as any person who, (i) directly or indirectly, beneficially owns 20% or more of the outstanding voting stock of a resident domestic New York corporation or (ii) is an affiliate or associate of such resident domestic corporation and at any time within the past five years was a beneficial owner of 20% or more of such stock) for a period of five years after the date on which the interested shareholder became such. After such five-year period a business combination between a resident domestic New York corporation and such interested shareholder is prohibited unless either certain "fair price" provisions are complied with or the business combination is approved by a majority of the outstanding voting stock not beneficially owned by such interested shareholder or its affiliates or associates. The NYBCL exempts from its prohibitions any business combination with an interested shareholder if such business combination, or the purchase of stock by the interested shareholder that caused such shareholder to become such, is approved by the board of directors of the resident domestic New York corporation prior to the date on which the interested shareholder becomes such.

     Under the NYBCL, corporations may opt to not be governed by the statute; Omnicom has not so elected.

Business Combinations

     Generally, under the MBCA, the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on the matter is required to approve mergers, consolidations, and any sales, leases or exchanges of all or substantially all of the assets of a corporation.

     Under the NYBCL, the affirmative vote of the holders of two-thirds of all outstanding shares of stock of a New York corporation entitled to vote thereon is required to approve mergers and consolidations, and for sales, leases, exchanges or other dispositions of all or substantially all the assets of a corporation, if not made in the usual or regular course of the business actually conducted by such corporation.

Rights of Dissenting Shareholders

     Under the MBCA, a shareholder is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, certain mergers, share exchanges, a sale or exchange of all (or substantially all) of the property of the corporation, certain amendments to the articles which adversely affect the shareholder, certain share issuances in connection with certain acquisitions, certain "control share acquisitions," and other corporate actions (to the extent the articles so provide). The MBCA also provides various exceptions to dissenter's rights, including transactions wherein shareholders are to receive shares listed on a national securities exchange (such as the merger of OmniSub into Ross Roy). Accordingly, in the transaction being submitted for approval by the Ross Roy shareholders, the shareholders do not have dissenters' rights.

      Shareholders of a New York corporation have the right to dissent not only in the context of a merger or consolidation, but also in the event of certain amendments or changes to the certificate of incorporation adversely affecting their shares, certain sales, exchanges or other dispositions of all or substantially all of the corporation's assets and certain share exchanges.

Indemnification of Directors, Officers and Employees

     The MBCA generally provides that a corporation may, and in certain circumstances, must, indemnify any person who is or was threatened with any action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of such corporation for expenses, judgments or settlements actually and reasonably incurred by such person in connection with suits and other legal action or proceedings if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Unless indemnification is ordered by a court, the determination of whether a director, officer, employee or agent has met the applicable standard of conduct is made (i) by a majority vote of a quorum of the board consisting of directors who are not parties or threatened to be made parties to the action, suit or proceeding, (ii) if a quorum cannot be obtained under (i), by majority vote of a committee duly designated by the board and consisting solely of two or more directors not at the time parties or threatened to be made parties to the action, suit or proceeding, (iii) by independent legal counsel in a written opinion, (iv) by all independent directors who are not parties or threatened to be made parties to the action, suit or proceeding, or (v) by the shareholders (but shares held by directors, officers, employees or agents who are parties or threatened to be made parties to the action, suit or proceeding may not be voted). The MBCA also permits a corporation to advance expenses to directors, officers and others upon a determination of eligibility, so long as the requesting party undertakes to repay the amounts advanced if it is ultimately determined that the party was not entitled to be indemnified. The aforementioned provisions relating to indemnification and advancement of expenses are not exclusive and a corporation may provide additional rights to those seeking indemnification or advancement of expenses. The Ross Roy By-laws provide for indemnification of directors, officers, employees and agents to the fullest extent authorized under the MBCA.

     Under Section 722 of the NYBCL, a corporation may indemnify any person made, or threatened to be made, a party to any action or proceeding, except for shareholder derivative suits, by reason of the fact that he or she was a director or officer of the corporation, provided such director or officer acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the corporation and, in criminal proceedings, in addition, had no reasonable cause to believe his or her conduct was unlawful. In the case of shareholder derivative suits, the corporation may indemnify any person by reason of the fact that he or she was a director or officer of the corporation if he or she acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the corporation, except that no indemnification may be made in respect of (i) a threatened action, or a pending action which is settled or otherwise disposed of, or (ii) any claim, issue or matter as to which such person has been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

     The indemnification described above under the NYBCL is not exclusive of other indemnification rights to which a director or officer may be entitled, whether contained in the certificate of incorporation or by-laws, or, when authorized by (i) such certificate of incorporation or by-laws, (ii) a resolution of shareholders, (iii) a resolution of directors, or (iv) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

     Any person who has been successful on the merits or otherwise in the defense of a civil or criminal action or proceeding will be entitled to indemnification. Except as provided in the preceding sentence, unless ordered by a court pursuant to the NYBCL, any indemnification under the NYBCL pursuant to the above paragraphs may be made only if authorized in the specific case and after a finding that the director or officer met the requisite standard of conduct (i) by the disinterested directors if a quorum is available, or (ii) in the event a quorum of disinterested directors is not available or so directs by either (A) the board upon the written opinion of independent legal counsel, or
(B) by the shareholders.

     The Omnicom By-laws provide that Omnicom shall provide indemnification to its directors and officers in respect of claims, actions, suits or proceedings based upon, arising from, relating to or by reason of the fact that any such director or officer serves or served in such capacity with Omnicom or at the request of Omnicom in any capacity with any other enterprise, and permits Omnicom to indemnify others and to advance expenses to the fullest extent permitted by law.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Omnicom or Ross Roy pursuant to the foregoing provisions, Omnicom and Ross Roy have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Limitation of Personal Liability of Directors

      The MBCA permits a corporation to include in its articles of incorporation a provision that would eliminate a director's monetary liability for breaches of his or her fiduciary duty in a lawsuit by or on behalf of the corporation or in an action by stockholders of the corporation, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. The Ross Roy Articles contain such a provision providing for the limitation of liability of directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the MBCA.

     Section 402(b) of the NYBCL provides that a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors to the corporation or its shareholders for damages for any breach of duty in such capacity. However, no such provision can eliminate or limit (i) the liability of any director if a judgment or other final adjudication adverse to such director establishes that such director's acts or omissions were in bad faith, or involved intentional misconduct or a knowing violation of law, or that the director personally gained in fact a financial profit or other advantage to which such director was not legally entitled or that the director's acts violated certain provisions of the NYBCL or (ii) the liability of any director for any act or omission prior to the adoption of such a provision in the certificate of incorporation.

     The Omnicom Certificate provides that no director shall be personally liable to Omnicom or any of its shareholders for damages for any breach of duty as a director, except for liability resulting from a judgment or other final adjudication adverse to the director (i) for acts or omissions in bad faith or which involve intentional misconduct or a knowing violation of the law, (ii) for any transaction from which the director derived a financial profit or other advantage to which the director was not legally entitled, or (iii) under Section 719 of the NYBCL.

                                 LEGAL MATTERS

     The legality of the issuance of the Common Stock to be issued in the Merger will be passed upon by Davis & Gilbert, 1740 Broadway, New York, New York 10019, counsel to Omnicom.

                                    EXPERTS

     The consolidated financial statements and schedules of Omnicom and its subsidiaries incorporated by reference in this Prospectus/Information Statement and the Registration Statement of which this Prospectus/Information Statement is a part have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as an expert in giving said reports.

     The consolidated financial statements of Ross Roy contained in this Prospectus/Information Statement and the Registration Statement of which this Prospectus/Information Statement is a part have been audited by Deloitte & Touche LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as an expert in giving said reports.

                                      ROSS ROY COMMUNICATIONS, INC.

                                            TABLE OF CONTENTS


                                                                                                         Page
                                                                                                         ----
Independent Auditors' Report ......................................................................       F-1

Consolidated Balance Sheets as of December 31, 1994 and 1993 ......................................       F-2

Consolidated Statements of Operations for each of the three years
     in the period ended December 31, 1994 ........................................................       F-3

Consolidated Statements of Common Stock Subject to Repurchase Obligations
     and Accumulated Deficit for each of the three years the period ended December 31, 1994 .......       F-4

Consolidated Statements of Cash Flows for each of the three years
     in the period ended December 31, 1994 ........................................................       F-5

Notes to Consolidated Financial Statements ........................................................       F-6

Consolidated Condensed Balance Sheets as of
     March 31, 1995 and 1994 (unaudited) ..........................................................      F-15

Consolidated Condensed Statements of Operations for the three months ended
     March 31, 1995 and 1994 (unaudited) ..........................................................      F-16

Consolidated Condensed Statements of Cash Flows for the three months ended
     March 31, 1995 and 1994 (unaudited) ..........................................................      F-17

Notes to Consolidated Condensed Financial Statements (unaudited) ..................................      F-18


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of Ross Roy Communications, Inc.
Bloomfield Hills, Michigan


     We have audited the accompanying consolidated balance sheets of Ross Roy Communications, Inc. (formerly known as Ross Roy Group, Inc.) as of December 31, 1994 and 1993, and the related consolidated statements of operations, common stock subject to repurchase obligations and accumulated deficit and cash flows for each of the three years in the period ended December 31, 1994. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

      As discussed in Note 7 to the consolidated financial statements, effective January 1, 1992, the Corporation changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109.



Deloitte & Touche LLP



March 9, 1995
Detroit, Michigan

                                      ROSS ROY COMMUNICATIONS, INC.

                                       CONSOLIDATED BALANCE SHEETS
                                        December 31, 1994 and 1993

                                                     ASSETS                                            1994                 1993
                                                                                                       ----                 ----
Current assets:
   Cash and cash equivalents (including restricted cash
      of $1,768,000 in 1994 and $220,000 in 1993) ........................................        $  1,863,032         $  2,181,338
   Accounts receivable, net of allowance for doubtful accounts
      of $278,000 in 1994 and $193,000 in 1993 ...........................................          45,376,263           61,737,403
   Billable production in process ........................................................           2,670,213            3,193,914
   Refundable income taxes ...............................................................             124,243            2,116,965
   Deferred taxes ........................................................................             709,000              264,000
   Prepaid expenses and other ............................................................           1,414,400            3,015,724
                                                                                                  ------------         ------------
            Total current assets .........................................................          52,157,151           72,509,344
Property and equipment:
   Leasehold improvements ................................................................           6,535,968            6,322,404
   Furniture and equipment ...............................................................          11,466,995           11,355,901
                                                                                                  ------------         ------------
            Total ........................................................................          18,002,963           17,678,305
   Less accumulated depreciation and amortization ........................................          (9,156,723)          (8,401,429)
                                                                                                  ------------         ------------
            Net property and equipment ...................................................           8,846,240            9,276,876
Other assets:
   Cash value of life insurance, less policy loans
      of $2,018,000 in 1994 and $2,592,000 in 1993 .......................................             620,708            1,109,825
   Notes receivable ......................................................................             179,283              201,445
   Cost of purchased assets in excess of fair value, net of accumulated
      amortization of $276,000 in 1994 and $264,000 in 1993 ..............................             512,663              780,281
   Deferred taxes ........................................................................                --              2,786,000
   Prepaid pension asset and other .......................................................          11,678,228           10,615,045
                                                                                                  ------------         ------------
            Total other assets ...........................................................          12,990,882           15,492,596
                                                                                                  ------------         ------------
            Total assets .................................................................        $ 73,994,273         $ 97,278,816
                                                                                                  ============         ============


                               LIABILITIES, COMMON STOCK SUBJECT TO REPURCHASE OBLIGATIONS AND (ACCUMULATED DEFICIT)

Current liabilities:
   Current portion of long-term debt .....................................................        $  1,214,000         $  4,930,000
   Accounts payable ......................................................................          45,809,479           63,639,499
   Compensation and employee benefits ....................................................           4,984,686            2,389,312
   Clients' advances .....................................................................           7,494,724            7,572,479
   Other accrued liabilities .............................................................           1,832,235            3,870,150
   Income taxes payable ..................................................................             142,436                 --
                                                                                                  ------------         ------------
            Total current liabilities ....................................................          61,477,560           82,401,440

Long-term liabilities:
   Long-term debt ........................................................................           3,259,000            6,487,000
   Accrued compensation ..................................................................           3,280,190            3,592,851
   Deferred income .......................................................................             716,318              859,582
   Deferred taxes ........................................................................              79,000                 --
   Other .................................................................................           2,853,113            3,814,464
                                                                                                  ------------         ------------
            Total long-term liabilities ..................................................          10,187,621           14,753,897

Common stock subject to repurchase obligations (Note 3):
  Common stock, $1 par value:
     Class A, nonvoting; authorized 2,000,000 shares,
       outstanding 224,950 shares in 1994 and 271,320 shares in 1993 .....................             224,950              271,320
     Class B, voting; authorized 200,000 shares,
        outstanding 54,800 shares in 1994 and 49,800 shares in 1993 ......................              54,800               49,800
   Repurchase obligations in excess of par value .........................................           9,405,195            9,322,114
                                                                                                  ------------         ------------
            Total common stock subject to repurchase obligations .........................           9,684,945            9,643,234
(Accumulated deficit):
   Retained deficit ......................................................................          (6,720,313)          (8,791,777)
   Cumulative translation adjustment .....................................................            (635,540)            (727,978)
                                                                                                  ------------         ------------
           Total accumulated deficit .....................................................          (7,355,853)          (9,519,755)
                                                                                                  ------------         ------------
           Total liabilities; common stock subject to repurchase
              obligations and (accumulated deficit).......................................        $ 73,994,273         $ 97,278,816
                                                                                                  ============         ============

                             See notes to consolidated financial statements.

                                      ROSS ROY COMMUNICATIONS, INC.

                                  CONSOLIDATED STATEMENTS OF OPERATIONS
                               Years ended December 31, 1994, 1993 and 1992

                                                                                  1994                1993                  1992
                                                                                  ----                ----                  ----

Revenue .............................................................        $ 65,727,498         $ 79,444,554         $ 86,443,417
Operating expenses:
  Compensation and employee benefits ................................          39,382,100           51,063,706           57,455,973
  Occupancy expense .................................................           6,550,670            9,348,406           10,699,532
  General agency expense ............................................           8,445,201           11,942,803           12,365,531
  Special charges, asset write-downs and losses
     on sales of subsidiaries .......................................           1,418,820            8,732,454           10,622,594
  Other .............................................................           1,951,983            3,248,300            3,202,992
                                                                             ------------         ------------         ------------
        Total operating expenses ....................................          57,748,774           84,335,669           94,346,622
Operating income (loss) .............................................           7,978,724           (4,891,115)          (7,903,205)

Other expense (income):
  Interest expense ..................................................           1,215,190            1,610,459            1,759,088
  Interest and investment income ....................................            (174,450)            (257,889)            (389,828)
  Life insurance proceeds and other .................................                --             (8,388,361)             384,834
                                                                             ------------         ------------         ------------
        Total other expense .........................................           1,040,740           (7,035,791)           1,754,094
Income (loss) before income taxes, minority interest and
   cumulative effect of change in accounting principle ..............           6,937,984            2,144,676           (9,657,299)
Provision (credit) income taxes:
  Current ...........................................................             602,685             (302,171)            (680,000)
  Deferred ..........................................................           2,419,842           (2,312,040)          (2,144,078)
                                                                             ------------         ------------         ------------
          Total taxes ...............................................           3,022,527           (2,614,211)          (2,824,078)
                                                                             ------------         ------------         ------------
Income (loss) before minority interest and cumulative
   effect of change in accounting principle .........................           3,915,457            4,758,887           (6,833,221)
Minority interest ...................................................             206,659              216,683              210,840
                                                                             ------------         ------------         ------------
Income (loss) before cumulative change in accounting
   principle ........................................................           3,708,798            4,542,204           (7,044,061)
Cumulative effect of change in accounting principle .................                --                   --               (600,000)
                                                                             ------------         ------------         ------------
Net income (loss) ...................................................        $  3,708,798         $  4,542,204         $ (7,644,061)
                                                                             ============         ============         ============
NET INCOME PER COMMON SHARE:
  Weighted Average Number of Shares Outstanding:
    Primary .........................................................             309,523              492,326              539,309
    Fully Diluted ...................................................             316,863              492,326              539,309
  Income Before Change in Accounting Principle:
    Primary .........................................................              $11.98                $9.23              ($13.06)
    Fully Diluted ...................................................              $11.71                $9.23              ($13.06)
  Cumulative Effect of Change in Accounting Principle:
    Primary .........................................................                --                   --                 ($1.11)
    Fully Diluted ...................................................                --                   --                 ($1.11)
  Net Income:
    Primary .........................................................              $11.98                $9.23              ($14.17)
    Fully Diluted ...................................................              $11.71                $9.23              ($14.17)



                             See notes to consolidated financial statements.

                                      ROSS ROY COMMUNICATIONS, INC.
   CONSOLIDATED STATEMENTS OF COMMON STOCK SUBJECT TO REPURCHASE OBLIGATIONS AND ACCUMULATED DEFICIT
                            Years ended December 31, 1994, 1993 and 1992


                                                              Common Stock Subject to Repurchase
                                                                    Obligations (Note 3)
                                               ------------------------------------------------------------
                                                                                Repurchase
                                                         Common Stock           Obligation
                                               ----------------------------    in Excess of
                                                  Class A         Class B        Par Value         Total
                                                  -------         -------      ------------        -----
Balance, January 1, 1992 ...................   $    452,986    $     89,800    $ 14,714,928    $ 15,257,714
  Net loss .................................           --              --              --              --
  Purchase of 32,384 Class A shares ........        (32,384)           --          (887,030)       (919,414)
  Issuance of/Option exercise for 24,100
    Class A shares .........................         24,100            --           653,351         677,451
  Net increase in obligations due to
    increase in repurchase price and other..           --              --         1,029,999       1,029,999
  Translation adjustment ...................           --              --              --              --
                                               ------------    ------------    ------------    ------------
Balance, December 31, 1992 .................        444,702          89,800      15,511,248      16,045,750
  Net income ...............................           --              --              --              --
  Purchase of 226,542 Class A shares .......       (226,542)           --        (6,573,919)     (6,800,461)
  Purchase of 55,000 Class B shares ........           --           (55,000)     (1,596,100)     (1,651,100)
  Issuance of/Option exercise for 53,160
    Class A shares .........................         53,160            --         1,390,334       1,443,494
  Issuance of 15,000 Class B shares ........           --            15,000         435,300         450,300
  Net increase in obligations due to
    increase in repurchase price and other..           --              --           155,251         155,251
  Translation adjustment ...................           --              --              --              --
                                               ------------    ------------    ------------    ------------
Balance, December 31, 1993 .................        271,320          49,800       9,322,114       9,643,234
  Net income ...............................           --              --              --              --
  Purchase of 71,557 Class A shares ........        (71,557)           --        (2,334,331)     (2,405,888)
  Purchase of 10,000 Class B shares ........           --           (10,000)       (336,200)       (346,200)
  Issuance of/Option exercise for 30,187
      Class A shares .......................         30,187            --           825,978         856,165
  Issuance of 10,000 Class B shares ........           --            10,000         290,300         300,300
  Transfer of shares .......................         (5,000)          5,000            --              --
  Net increase in obligations due to
    increase in repurchase price and other..           --              --         1,637,334       1,637,334
  Translation adjustment ...................           --              --              --              --
                                               ------------    ------------    ------------    ------------
Balance, December 31, 1994 .................   $    224,950    $     54,800    $  9,405,195    $  9,684,945
                                               ============    ============    ============    ============

                                                                               (Accumulated Deficit)
                                                  ----------------------------------------------------------------------------------
                                                                    Retained Deficit
                                                  -----------------------------------------------
                                                               Repurchases of Stock
                                                               at Amounts in Excess
                                                                 of Issuance Price                    Cumulative
                                                     Retained    and Increases in      Retained       Translation
                                                     Earnings    Repurchase Price      Deficit         Adjustment        Total
                                                  -------------    -------------    -------------    -------------    -------------
Balance, January 1, 1992 ......................   $  15,305,169    ($ 19,809,839)  ($   4,504,670)   ($    141,902)   ($  4,646,572)
  Net loss ....................................      (7,644,061)            --         (7,644,061)            --         (7,644,061)
  Purchase of 32,384 Class A shares ...........            --               --               --               --               --
  Issuance of/Option exercise for 24,100
    Class A shares ............................            --               --               --               --               --
  Net increase in obligations due to
    increase in repurchase price and other.....            --         (1,029,999)      (1,029,999)            --         (1,029,999)
  Translation adjustment ......................            --               --               --           (394,854)        (394,854)
                                                  -------------    -------------    -------------    -------------    -------------
Balance, December 31, 1992 ....................       7,661,108      (20,839,838)     (13,178,730)        (536,756)     (13,715,486)
  Net income ..................................       4,542,204             --          4,542,204             --          4,542,204
  Purchase of 226,542 Class A shares ..........            --               --               --               --               --
  Purchase of 55,000 Class B shares ...........            --               --               --               --               --
  Issuance of/Option exercise for 53,160
    Class A shares ............................            --               --               --               --               --
  Issuance of 15,000 Class B shares ...........            --               --               --               --               --
  Net increase in obligations due to increase
    in repurchase price and other..............            --           (155,251)        (155,251)            --           (155,251)
  Translation adjustment ......................            --               --               --           (191,222)        (191,222)
                                                  -------------    -------------    -------------    -------------    -------------
Balance, December 31, 1993 ....................      12,203,312      (20,995,089)      (8,791,777)        (727,978)      (9,519,755)
  Net income ..................................       3,708,798             --          3,708,798             --          3,708,798
  Purchase of 71,557 Class A shares ...........            --               --               --               --               --
  Purchase of 10,000 Class B shares ...........            --               --               --               --               --
  Issuance of/Option exercise for 30,187
    Class A shares ............................            --               --               --               --               --
  Issuance of 10,000 Class B shares ...........            --               --               --               --               --
  Transfer of shares ..........................            --               --               --               --               --
  Net increase in obligations due to increase
    in repurchase price and other .............            --         (1,637,334)      (1,637,334)            --         (1,637,334)
  Translation adjustment ......................            --               --               --             92,438           92,438
                                                  -------------    -------------    -------------    -------------    -------------
Balance, December 31, 1994 ....................   $  15,912,110    ($ 22,632,423)  ($   6,720,313)   ($    635,540)   ($  7,355,853)
                                                  =============    =============    =============    =============    =============



                See notes to consolidated financial statements.

                                                    ROSS ROY COMMUNICATIONS, INC.

                                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                            Years ended December 31, 1994, 1993 and 1992


                                                                                    1994                1993                1992
                                                                                    ----                ----                ----
Cash Flow from Operating Activities:
   Net income (loss) ...................................................       $  3,708,798        $  4,542,204        $ (7,644,061)
   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
     Cumulative effect of change in accounting
        principle ......................................................               --                  --               600,000
     Pension income recognized .........................................         (1,784,284)         (1,333,331)         (1,034,465)
     Depreciation and amortization .....................................          1,081,593           1,916,872           2,617,301
     Provision for losses on accounts receivable .......................            182,050             242,138             206,719
     Provision (credit) for deferred taxes .............................          2,419,842          (2,481,040)         (3,189,882)
     Decrease (increase) in cash value of life insurance ...............            489,117           2,309,614             (88,294)
     Special charges, asset write-downs and losses on
        sales of subsidiaries ..........................................         (1,613,872)          6,639,404           9,672,285
   Changes in operating assets and liabilities that
      provided (used) cash:
     Accounts receivable ...............................................         16,179,090          11,097,359             426,450
     Billable production in process ....................................            523,701             150,343           2,244,176
     Refundable income taxes and other current assets ..................          3,594,046          (1,175,980)         (2,860,381)
     Accounts payable and other current liabilities ....................        (15,936,193)        (12,808,418)          1,264,815
                                                                               ------------        ------------        ------------
            Total adjustments ..........................................          5,135,090           4,556,961           9,858,724
                                                                               ------------        ------------        ------------
            Net cash provided by operating activities ..................          8,843,888           9,099,165           2,214,663

Cash Flow from Investing Activities:
   Expenditures for property and equipment .............................           (850,249)           (478,866)         (1,158,046)
   Proceeds from disposals of property and equipment ...................             22,289           5,291,055              77,586
   Increase in other noncurrent assets .................................            (29,738)           (483,597)           (351,307)
   Other ...............................................................            235,127               6,558            (288,077)
                                                                               ------------        ------------        ------------
            Net cash provided by (used in) investing
              activities ...............................................           (622,571)          4,335,150          (1,719,844)

Cash Flow from Financing Activities:
   Proceeds from issuance of long-term debt ............................          1,700,000                --             1,000,000
   Repayments of long-term debt ........................................         (8,679,000)        (11,787,811)         (1,528,511)
   Purchases of stock ..................................................         (2,752,088)         (5,312,593)           (919,414)
   Issuances of stock ..................................................          1,156,465           1,893,794             677,651
   Repayments of stock repurchase obligations ..........................           (983,000)               --                  --
   Increase in stock repurchase obligations ............................          1,018,000           2,738,023                --
                                                                               ------------        ------------        ------------
         Net cash used in financing activities .........................         (8,539,623)        (12,468,587)           (770,274)
Net Increase (Decrease) in Cash and Cash Equivalents ...................           (318,306)            965,728            (275,455)
Cash and Cash Equivalents at Beginning of Year .........................          2,181,338           1,215,610           1,491,065
                                                                               ------------        ------------        ------------
Cash and Cash Equivalents at End of Year ...............................       $  1,863,032        $  2,181,338        $  1,215,610
                                                                               ============        ============        ============



                             See notes to consolidated financial statements.

                          ROSS ROY COMMUNICATIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 1994, 1993 and 1992

1. Significant Accounting Policies

     Principles of Consolidation -- Effective February 28, 1994, Ross Roy, Inc. merged into Ross Roy Group, Inc. and became known as Ross Roy Communications, Inc. The consolidated financial statements include the accounts of Ross Roy
Communications, Inc. and its subsidiaries (the "Corporation"). Upon consolidation, all significant intercompany accounts and transactions have been eliminated.

      Revenue -- The Corporation is an agency rendering principally advertising, merchandising and sales promotion services to domestic and Canadian clients under various billing and fee arrangements. Revenue derived from advertising placed with media is generally recognized based upon publication or broadcast dates. Revenue related to outside services, materials and certain internal costs billable to clients is generally billed and recognized when the service is performed or cost incurred.

      Billable Production in Process includes outside services and materials which are stated at the lower of accumulated job costs or estimated realizable amounts.

      Cash and Cash Equivalents -- For the purpose of the statement of cash flows, the Corporation considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

      Cost of Purchased Assets in Excess of Fair Value ("goodwill") is amortized on a straight-line basis over its estimated useful life not to exceed a forty-year period.

      Property and Equipment are stated at cost. Depreciation charges are computed on a straight-line basis over the estimated useful lives of furniture and equipment ranging from five to fifteen years. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the related lease or the useful life of these assets.

      Income Taxes have been accounted for according to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, adopted effective January 1, 1992, which requires the recognition of deferred tax assets and liabilities at the effective federal tax rate.

      Foreign Currency Translation -- The financial statements of the Canadian subsidiaries are translated to United States dollars using the current rate method. Under this method, translation adjustments are made directly to stockholders' equity.

     Earnings Per Share -- Earnings per share is computed by dividing net income
(loss) by the weighted average number of common and common equivalent shares, primarily stock options, outstanding during the periods presented.

      Reclassification -- Certain amounts in the previously issued consolidated financial statements have been reclassified to conform with the presentation set forth herein.

2. Segment Data

     Major Clients -- Approximately 83%, 67% and 56% of the Corporation's revenue in 1994, 1993 and 1992, respectively, was attributable to three major clients. These clients are concentrated in the automobile manufacturing and distribution, and retail industries as set forth below:

                                                  1994   1993   1992
                                                  ----   ----   ----
         Automobile manufacturing .............    61%    45%    33%
         Automobile distribution...............    10%    10%    11%
         Retail industries ....................    12%    12%    12%
                                                   --     --     --
                                                   83%    67%    56%
                                                   ==     ==     ==

      In 1994 the Corporation was informed by their major retail client of its decision to utilize another agency. It is anticipated that the Corporation will transition its responsibilities to the new agency in mid to late 1995.

                         ROSS ROY COMMUNICATIONS, INC.

     Domestic and Foreign Operations -- The following is the business segment information related to domestic and foreign operations (Canada).

                          Domestic        Foreign    Eliminations   Consolidated
                         ----------      ---------   ------------   ------------
December 31, 1994
Revenues ............    59,981,929      5,745,569        --         65,727,498
Net Income ..........     3,104,553        604,245        --          3,708,798
Identifiable Assets .    65,257,611      8,736,662        --         73,994,273
December 31, 1993
Revenues ............    73,065,183      6,379,371        --         79,444,554
Net Income ..........     4,295,892        246,312        --          4,542,204
Identifiable Assets .    85,877,093     11,401,723        --         97,278,816
December 31, 1992
Revenues ............    79,937,806      6,505,611        --         86,443,417
Net Income (Loss)....    (8,112,859)       720,898    (252,100)      (7,644,061)
Identifiable Assets .   104,255,141     10,916,185        --        115,171,326


3. Common Stock and Repurchase Obligation

      Under the Corporation's Stock Purchase Plan and Articles of Incorporation, the common stock of the Corporation is issued and purchased at a price determined by a formula, as amended and approved by the shareholders, based primarily upon book value, adjusted for certain items determined by the Board of Directors (the "Board"), and the fair value of certain investments. At December 31, 1994, 1993 and 1992, the issuance/repurchase price was $34.62, $30.03 and $30.02 per share, respectively.

      All of the common stock of the Corporation is owned by the employees and the Corporation is obligated to repurchase its common stock from its shareholders upon termination of employment. At the Corporation's option, amounts payable upon repurchase greater than $100,000 are payable in equal installments over a four year period and are classified as long-term debt (See Debt Footnote 4). Amounts payable upon repurchase less than $100,000 are recorded in other accrued liabilities. The Corporation has an agreement with a bank whereby an employee may borrow funds from the bank to purchase stock and the borrowings are guaranteed by the Corporation. These guaranteed borrowings approximated $4,881,000 at the date of this report.

      The Corporation maintains two stock option plans, adopted in 1990 and as amended (the "1990 Plan") and in 1982 (the "1982 Plan"), in which 250,000 and 160,000 shares of the Corporation's common stock, respectively, were reserved for sale to officers and other key employees at a price equal to the stock repurchase price at the date of grant. Options are granted by the Stock Option Committee of the Board. Options under the 1990 Plan expire eight years from the date of grant and become exercisable in full or in such cumulative installments as determined by the Stock Option Committee. Options under the 1982 Plan expire seven years from the date of grant and become exercisable in 20% cumulative installments beginning one year from the date of grant.

     A summary of changes in outstanding options for the years ended December 31, 1994, 1993 and 1992 is as follows:

                                                                       1990 Plan                              1982 Plan
                                                         -----------------------------------      ----------------------------------
                                                          1994         1993          1992          1994          1993          1992
                                                          ----         ----          ----          ----          ----          ----
Shares under option (at prices ranging
   from $15.37 to $30.03) --
   Beginning of year .............................       78,500       125,000        91,000        7,892        19,072        19,072
Options granted (at prices ranging from
   $28.03 to $30.03) .............................       59,500         5,000        34,000         --            --            --
Options exercised (at prices ranging from
   $15.37 to $28.11) .............................      (13,100)      (42,500)         --         (3,157)      (11,180)         --
Options forfeited ................................       (9,400)       (9,000)         --           (789)         --            --
                                                        -------        ------       -------        -----         -----        ------
Options under option (at prices ranging
   $15.37 to $30.03)-- End of year ...............      115,500        78,500       125,000        3,946         7,892        19,072
                                                        =======        ======       =======        =====         =====        ======
Shares exercisable ...............................       99,000        68,100       105,000        3,946         6,312        17,492
                                                        =======        ======       =======        =====         =====        ======

     All of the exercisable shares at December 31, 1994 under the 1990 and 1982 Plans were exercised subsequent to year-end.

     As part of its program to retain key management employees, the Corporation has a supplemental compensation plan which enables such key executives to earn payments on units awarded under the plan. The payments are based on appreciation in the repurchase price of the Corporation's common stock. The cost of the plan, which is not significant, is accrued as earned.

                         ROSS ROY COMMUNICATIONS, INC.

4. Debt

      Long-term debt consists of the following at December 31, 1994 and 1993:

                                                         1994            1993
                                                         ----            ----
      Term note payable to bank .................    $      --       $ 3,781,000
      Revolving line of credit agreement ........     1,700,000        4,802,000
      Stock repurchase obligations ..............     2,773,000        2,738,000
      Capital lease obligation ..................           --            96,000
                                                     ----------      -----------
         Total ..................................     4,473,000       11,417,000
      Less current portion ......................     1,214,000        4,930,000
                                                     ----------      -----------
      Long-term portion .........................    $3,259,000      $ 6,487,000
                                                     ==========      ===========

      During 1994, the Corporation negotiated a new revolving line of credit agreement with a bank. The Corporation's revolving line of credit agreement with the bank for $20,000,000 is effective through July 31, 1996. The facility allows borrowings based on a calculation tied primarily to accounts receivable, work in process and media payables. The interest rate on this revolver fluctuates between prime and 0.5% above prime, based on the borrowing level. The interest rate was 8.75% at December 31, 1994. As of December 31, 1994, $1,700,000 was drawn on the line of credit by the Corporation and $500,000 of the revolver was used for a letter of credit. The available line of credit is further reduced by certain shareholder loans for which the Corporation serves as a guarantor. These guaranteed borrowings approximated $3,072,000 as of the date of this report.
Borrowings under this agreement are collateralized by the majority of the Corporation's assets. The lending agreement requires the Corporation to meet certain financial covenants, including a minimum tangible net worth, a maximum leverage ratio and a fixed charge coverage requirement. As of December 31, 1994, the Corporation was not in compliance with its minimum tangible net worth covenant. However, the bank has amended the Agreement subsequent to year-end to adjust the minimum tangible net worth covenant whereby the Corporation is in compliance.

      The term note payable to a bank and the revolving credit agreement with the prior lender were paid on June 30, 1994 coincident with the establishment of the new bank facility.

      Principal maturities of long-term debt during the three years following 1994 are as follows:

                                    Revolving          Stock
                                      Credit         Repurchase
       Year                         Agreement        Obligations        Total
       ----                         ---------        -----------        -----
      1995 ....................    $    --           $1,214,000       $1,214,000
      1996 ....................     1,700,000           885,000        2,585,000
      1997 ....................         --              674,000          674,000
                                   ----------        ----------       ----------
         Total ................    $1,700,000        $2,773,000       $4,473,000
                                   ==========        ==========       ==========

5. Lease Arrangements

      Certain operations of the Corporation and its subsidiaries are conducted on premises under operating leases which expire at various dates through 1999, including an operating lease for its major operating facility leased from a partnership in which the Corporation owns a 50% interest, which is accounted for under the equity method of accounting. Rental payments made to this partnership are accounted for as rent expense in the Corporation's financial statements. The Corporation also has other noncancelable operating leases for the use of computers, automobiles, telephones, and other equipment.

      Future minimum payments under noncancelable operating lease obligations (including payments to related parties) as of December 31, 1994 are shown below. These amounts include $1,824,000 of lease costs that have been accrued as of December 31, 1994.

                         ROSS ROY COMMUNICATIONS, INC.

      Year                               Gross Rent  Sublease Income   Net Rent
      ----                               ----------  ---------------   --------
      1995 ..........................   $ 7,087,000    $  283,000   $  6,804,000
      1996 ..........................     6,149,000       308,000      5,841,000
      1997 ..........................     5,618,000       345,000      5,273,000
      1998 ..........................     5,055,000       370,000      4,685,000
      1999 ..........................     4,772,000       189,000      4,583,000
                                        -----------    ----------    -----------
        Total minimum lease payment .   $28,681,000    $1,495,000    $27,186,000
                                        ===========    ==========    ===========


      During 1994, 1993 and 1992, $267,000,  $63,000 and $76,000,  respectively, in sublease rental income was received. Rental expense aggregated $5,490,000, $7,890,000 and $8,272,000 during the years ended December 31, 1994, 1993 and 1992, respectively (including payments to the related partnership of $3,045,000, $2,659,000 and $2,678,000 for 1994, 1993 and 1992, respectively).

      At December 31, 1993, equipment under a capital lease had a cost of approximately $282,000 and accumulated depreciation of $207,000. The capital lease was repaid in 1994.

6. Employee Benefit Plans

      The Corporation has defined contribution plans covering substantially all domestic and Canadian employees. All employees are permitted to make contributions to the plans. Amounts of the employer contributions, if any, are determined by each subsidiary. The cost of benefits under the defined contribution plans totaled $1,289,000 in 1994, $213,000 in 1993 and $1,461,000 in 1992.

      The Corporation also has a defined benefit pension plan covering certain domestic salaried employees. Effective December 31, 1989, the Corporation amended the defined benefit plan which fully vested all participants and froze the Basic Retirement Benefits for most participants at the amount determined as of that date. For certain employees meeting specified age and service requirements, benefits continue to accrue on a revised formula. Benefits are calculated based on a percentage of the participants' salary as defined in the agreement.

      The components of net periodic pension income related to the defined benefit plan include the following:

                                                                 1994             1993              1992
                                                                 ----             ----              ----
      Service cost (benefits earned during the year) .....   $    58,000       $   106,000      $   113,000
      Interest cost on projected benefit obligation ......     1,443,000         1,578,000        1,568,000
      Actual (return) loss on plan assets ................     1,692,000        (2,690,000)      (1,961,000)
      Net amortization and deferral ......................    (4,977,000)         (295,000)        (838,000)
                                                             -----------       -----------      -----------
      Net pension income .................................   $(1,784,000)      $(1,301,000)     $(1,118,000)
                                                             ===========       ===========      ===========

      Net amortization and deferral consists of amortization of the net asset or overfunded position at the date of adoption of SFAS No. 87 and the deferral of subsequent net gains and losses caused by the actual plan and investment experience differing from that assumed. The assumptions used to determine gains and losses are a discount rate of 8.5% in 1994, 7.5% in 1993 and 8.0% in 1992, an expected annual long-term rate of return on plan assets of 9.5% and an annual increase in the long-term level of compensation of 5.5% for all years. The plan assets consist primarily of investments in equity securities.

      The following table provides a reconciliation of the funded status of the defined benefit pension plan with the amounts recognized in the balance sheet as of December 31:

                         ROSS ROY COMMUNICATIONS, INC.

                                                                               1994                  1993                  1992
                                                                               ----                  ----                  ----
Actuarial present value of:
   Vested benefit obligation .....................................         $ 17,601,000          $ 21,114,000          $ 20,028,000
                                                                           ============          ============          ============

   Accumulated benefit obligation ................................         $ 17,757,000          $ 21,343,000          $ 20,067,000
                                                                           ============          ============          ============

   Projected benefit obligation ..................................         $ 17,964,000          $ 21,742,000          $ 20,407,000
   Plan assets at fair value .....................................           27,904,000            31,160,000            29,959,000
                                                                           ------------          ------------          ------------
       Excess of assets over projected
          benefit obligation .....................................            9,940,000             9,418,000             9,552,000
   Unrecognized prior service cost ...............................              643,000               245,000               251,000
   Unrecognized net loss .........................................            3,085,000             2,763,000             1,855,000
   Unrecognized net asset ........................................           (3,236,000)           (3,776,000)           (4,315,000)
                                                                           ------------          ------------          ------------
   Prepaid pension costs recorded in other assets ................         $ 10,432,000          $  8,650,000          $  7,343,000
                                                                           ============          ============          ============

      In addition to the benefit plans described above, the Corporation provides certain health and life insurance benefits to eligible employees and retirees. The cost of these benefits, which approximated $1,644,000 in 1994, $2,029,000 in 1993 and $2,635,000 in 1992 are accounted for as expenses in the Corporation's consolidated financial statements in the year they are incurred.

      The Financial Accounting Standards Board has issued SFAS No. 106, "Accounting for Postretirement Benefits Other Than Pensions," which requires accrual of retiree benefits during the years the employees provide services, which will be adopted by the Corporation effective January 1, 1995. The estimated impact of the adoption will be $2,500,000 (net of applicable income taxes) if the transition obligation is recognized as a one-time charge in the year of adoption. Implementation of the new Standard will have no cash impact on the Corporation.

7. Income Taxes

      Effective January 1, 1992, the Corporation adopted SFAS No. 109, "Accounting for Income Taxes," which requires the liability method of accounting for deferred income taxes and the recognition of net deferred tax assets subject to an ongoing assessment of realizability. At January 1, 1992, the adjustment of deferred tax assets and liabilities resulted in an unfavorable cumulative effect of the change in accounting principle of approximately $600,000.

                         ROSS ROY COMMUNICATIONS, INC.

      Income (loss) before taxes and the provision (credit) for taxes consisted of the amounts shown below:

                                                   1994            1993          1992
                                                   ----            ----          ----

Income (loss) before income taxes, minority
   interest and cumulative effect of change
   in accounting principle:
  Domestic ................................   $  5,466,592    $  1,411,817    $(11,030,505)
  International ...........................      1,471,392         732,859       1,373,206
                                              ------------    ------------    ------------
      Total ...............................   $  6,937,984    $  2,144,676    $ (9,657,299)
                                              ============    ============    ============
Provision (credit), income taxes:
  Current:
      Federal .............................           --          (547,901)     (1,426,645)
      State and local .....................        (61,361)        (24,135)         53,077
      International .......................        664,046         269,865         693,568
                                              ------------    ------------    ------------
                                                   602,685        (302,171)       (680,000)
                                              ------------    ------------    ------------
  Deferred--Federal .......................      2,419,842      (2,312,040)     (2,144,078)
                                              ------------    ------------    ------------
      Total ...............................   $  3,022,527    $ (2,614,211)   $ (2,824,078)
                                              ============    ============    ============


      The Corporation's effective income tax rate varied from the statutory federal income tax rate as a result of the following factors:

                                                                       1994             1993              1992
                                                                       ----             ----              ----

      Statutory federal income tax (benefit) rate .................    34.0%            34.0 %            (34.0)%
      International subsidiaries' tax rate in excess of
         federal statutory rate ...................................     2.3              1.0                2.3
      Nondeductible amortization of goodwill ......................     1.3              1.1                2.7
      Nondeductible travel and entertainment expenses .............     2.0              3.7                1.2
      Receipts from life insurance policies, payment of
         premiums for life insurance policies and other ...........     4.0           (163.4)              (1.4)
                                                                       ----           ------              -----
      Effective  rate .............................................    43.6%          (123.6)%            (29.2)%
                                                                       ====           ======              =====

                         ROSS ROY COMMUNICATIONS, INC.

      Temporary differences and carryforwards which give rise to significant deferred tax assets and liabilities at December 31, 1994 and 1993 are as follows:

                                                         1994            1993
                                                         ----            ----
Deferred tax assets:
  Alternative minimum tax carryforwards ..........   $   414,000    $   401,000
  Net operating and capital loss carryforwards ...     3,714,000      4,584,000
  Contribution carryforwards .....................       213,000        274,000
  Reserves .......................................     2,202,000      3,325,000
  Lease transactions .............................       951,000        644,000
  Bad debt expense ...............................       187,000        333,000
                                                     -----------    -----------
     Total deferred tax assets ...................     7,681,000      9,561,000
Less valuation allowance for certain carryforwards      (570,000)      (568,000)
                                                     -----------    -----------
     Net deferred tax assets .....................     7,111,000      8,993,000
Current portion ..................................       735,000        274,000
                                                     -----------    -----------
Long-term portion ................................   $ 6,376,000    $ 8,719,000
                                                     ===========    ===========
Deferred tax liabilities:
  Installment receivables ........................   $   357,000    $   357,000
  Depreciation ...................................       902,000        962,000
  Pension income .................................     3,572,000      3,127,000
  Deferred investment income .....................     1,640,000      1,446,000
  Other ..........................................        10,000         51,000
                                                     -----------    -----------
     Total deferred tax liabilities ..............     6,481,000      5,943,000
Current portion ..................................        26,000         10,000
                                                     -----------    -----------
Long-term portion ................................     6,455,000      5,933,000
                                                     -----------    -----------
Deferred tax asset ...............................   $   630,000    $ 3,050,000
                                                     ===========    ===========

      At December 31, 1994, the Corporation had alternative minimum tax credit carryforwards of approximately $414,000, which have no expiration dates, and net operating loss and capital loss carryforwards of approximately $10,924,000 (which is a $3,714,000 benefit at a statutory tax rate of 34%), which expire in 1998 for the capital loss carryforwards and in the year 2008 for the net operating loss carryforwards.

8. Cash Flow Reporting

      During 1994, 1993 and 1992, respectively, the Corporation made cash payments of approximately $1,408,000, $1,462,000 and $2,006,000 for interest, and $640,000, $1,510,000 and $330,000 for federal and international income taxes.

9. Special Charges, Asset Write-Downs, and Losses on Sales of Subsidiaries

      During  1994,   the   Corporation   recorded  a  net  special   charge  of
approximately $1,419,000. The 1994 charges included $800,000 of severance and employee termination costs and $300,000 of asset write-downs associated with the closure of Ross Roy's New York office both of which resulted from the loss of a major client as described in Note 2. Twenty-seven employees are to be terminated to reduce the staffing levels as a result of the client loss. The employees that have been impacted by the staff reductions were in creative, account service, media, research and planning, broadcast production and accounting. Severance benefits varied by employee, but included severance pay, extended medical and dental insurance and unused vacation pay. The 1994 charges also included a $900,000 write-down of notes receivable from the sales of previously divested subsidiaries determined to be uncollectible. These amounts were partially offset by a $600,000 adjustment to lease accruals related to subsidiaries that were divested in 1992 and 1993 and were settled for amounts less than Corporate management originally estimated. The original estimates were recorded in 1992 and 1993, the years in which the related subsidiaries were divested.

                         ROSS ROY COMMUNICATIONS, INC.

      As of December 31, 1994, approximately $3.6 million of the total special charges accrued during the years 1992 through 1994 (including $800,000 of the severance costs recorded in 1994) remain unpaid. The composition of this liability and expected payment dates are shown below:

                                                Severance and
                                                   Employee
                                                 Termination                 Lease
Year                                                Costs                    Accrual                 Other                   Total
- ----                                                -----                    -------                 -----                   -----
1995 .......................................      $1,119,000              $  428,000              $  180,000              $1,727,000
1996 .......................................          13,000                 425,000                    --                   438,000
1997 .......................................          13,000                 396,000                    --                   409,000
1998 .......................................          15,000                 382,000                    --                   397,000
1999 .......................................          18,000                 199,000                    --                   217,000
Thereafter .................................         412,000                    --                      --                   412,000
                                                  ----------              ----------              ----------              ----------
                                                  $1,590,000              $1,830,000              $  180,000              $3,600,000
                                                  ==========              ==========              ==========              ==========

      During 1993 and 1992, the Corporation recognized costs and write-downs of approximately $8,732,000 and $10,623,000, respectively, related to the sale of certain subsidiaries, the divestiture of certain operations and the impairment of certain assets. The following table sets forth the composition of such charges as determined by the Corporation's management for 1993 and 1992.

                                                                                                     1993                   1992
                                                                                                     ----                   ----
Losses incurred on the sale of subsidiaries ........................................             $ 2,800,000             $    --
Severance and other termination costs associated
   with Corporate reorganization based upon Ross
   Roy's severance practices or severance agreements,
   where applicable ................................................................               1,800,000               2,623,000
Write-down of fixed assets and other to net realizable
   value based upon purchase offers at disposed
   subsidiaries ....................................................................               1,300,000               1,400,000
Liabilities for lease obligations of disposed subsidiaries,
   net of estimated sublease income, pursuant to terms
   of lease and sublease agreements ................................................               2,832,000               1,100,000
Impairment of intangible assets based upon decision
   to close/sell certain subsidiaries and major client
   losses at others ................................................................                    --                 4,500,000
Write-off of uncollectible note receivable .........................................                    --                 1,000,000
                                                                                                 -----------             -----------
                                                                                                 $ 8,732,000             $10,623,000
                                                                                                 ===========             ===========


                         ROSS ROY COMMUNICATIONS, INC.

10. Sales of Subsidiaries

      As discussed in Note 9, the Corporation has taken several steps to reposition itself to concentrate on activities that management feels are in fulfillment of its long-term goals and will maximize shareholder value. A major factor in this repositioning was the sale of three subsidiaries which management believed were not a part of the Corporation's long-term goals. Two of the subsidiaries, Anthony M. Franco, Inc. and Griswold, Inc. were sold on December 31, 1993. The other subsidiary, Calet, Hirsch & Ferrell, Inc., was sold in the first quarter of 1994. The unaudited proforma information below is intended to show the results of these transactions as if the transactions had occurred on January 1, 1993. Management believes the proforma results are fairly stated, however, such results are not necessarily indicative of the results to be expected for future years.

                                                                   For the Year Ended December 31, 1993
                                                            ------------------------------------------------
                                                                               Unaudited         Unaudited
                                                                              Amounts of         Proforma
                                                            Consolidated       Disposed         Amounts of
                                                             Amounts as         or Sold          Retained
                                                              Reported       Subsidiaries        Business
                                                             -----------     ------------        ---------
      Revenue ...........................................    $79,444,554      $ 13,949,649      $65,494,905

      Operating Expenses:
         Compensation and employee benefits .............     51,063,706        12,277,053       38,786,653
         Occupancy ......................................      9,348,406         2,439,541        6,908,865
         General agency expense .........................     11,942,803         2,668,713        9,274,090
         Special charges ................................      8,732,454         7,540,654        1,191,800
         Other ..........................................      3,248,300         1,248,484        1,999,816
                                                             -----------      ------------      -----------
              Total operating expenses ..................     84,335,669        26,174,445       58,161,224
                                                             -----------      ------------      -----------
      Operating Income (Loss) ...........................    $(4,891,115)     $(12,224,796)     $ 7,333,681
                                                             ===========      ============      ===========

11. Other Income

      Included in other income for 1993 are the tax-exempt proceeds of life insurance policies of approximately $8,363,000 received during 1993 upon the death of an officer of the Corporation.

                                      ROSS ROY COMMUNICATIONS, INC.
                            CONSOLIDATED CONDENSED BALANCE SHEETS (Unaudited)
                                         March 31, 1995 and 1994

                                                     ASSETS                                            1995                1994
                                                                                                       ----                ----
Current assets:
   Cash and cash equivalents (including restricted cash
      of $1,847,000 in 1995 and $72,000 in 1994) .........................................        $  2,400,405         $  1,972,655
   Accounts receivable, net of allowance for doubtful accounts
      of $214,000 in 1995 and $247,000 in 1994 ...........................................          47,683,680           45,591,027
   Billable production in process ........................................................           4,369,636            3,813,983
   Refundable income taxes ...............................................................              14,880            1,455,423
   Prepaid expenses and other ............................................................           1,318,562            1,225,979
                                                                                                  ------------         ------------
           Total current assets ..........................................................          55,787,163           54,059,067
                                                                                                  ------------         ------------
Property and Equipment:
   Leasehold improvements ................................................................           6,539,302            6,291,142
   Furniture and fixtures ................................................................          11,502,031           11,351,942
                                                                                                  ------------         ------------
            Total ........................................................................          18,041,333           17,643,084
   Less--accumulated depreciation and amortization .......................................          (9,415,070)          (8,609,061)
                                                                                                  ------------         ------------
            Net property and equipment ...................................................           8,626,263            9,034,023
                                                                                                  ------------         ------------
Other assets:
   Cash value of life insurance, less policy loans
      of $2,025,000 in 1995 and $2,669,000 in 1994 .......................................             875,958            1,271,828
   Notes receivable ......................................................................             179,283              179,283
   Cost of purchased assets in excess of fair value ......................................             508,741              750,067
   Deferred taxes ........................................................................           3,121,000            2,786,000
   Prepaid pension asset and other .......................................................          12,074,889           11,096,774
                                                                                                  ------------         ------------
     Total other assets ..................................................................          16,759,871           16,083,952
                                                                                                  ------------         ------------
            Total Assets .................................................................        $ 81,173,297         $ 79,177,042
                                                                                                  ============         ============


                         LIABILITIES, COMMON STOCK SUBJECT TO REPURCHASE OBLIGATIONS AND (ACCUMULATED DEFICIT)
Current liabilities:
   Current portion of long-term debt .....................................................        $    951,211         $  4,879,749
   Accounts payable ......................................................................          44,328,977           38,141,846
   Compensation and employee benefits ....................................................           3,207,370            2,810,224
   Clients' advances .....................................................................           9,388,414            5,318,719
   Other accrued liabilities .............................................................           1,571,524            2,846,063
                                                                                                  ------------         ------------
           Total current liabilities .....................................................          59,447,496           53,996,601
                                                                                                  ------------         ------------
Long-term liabilities:
   Long-term debt ........................................................................           4,543,242           15,487,200
   Accrued compensation ..................................................................           2,804,039            3,511,311
   Deferred income .......................................................................             680,502              823,766
   Deferred income taxes .................................................................                --                616,528
   Other .................................................................................          12,746,049            3,909,682
                                                                                                  ------------         ------------
            Total long-term liabilities ..................................................          20,773,832           24,348,487
                                                                                                  ------------         ------------
Common Stock subject to repurchase obligations:
  Common stock, $1 par value:
     Class A, nonvoting; authorized 2,000,000 shares,
       outstanding 343,703 shares in 1995 and 251,420 shares in 1994 .....................             343,703              251,420
     Class B, voting; authorized 200,000 shares,
        outstanding 54,800 shares in 1995 and 1994 .......................................              54,800               54,800
   Repurchase obligations in excess of par value .........................................          13,397,671            8,889,566
                                                                                                  ------------         ------------
       Total common stock subject to repurchase obligations ..............................          13,796,174            9,195,786
                                                                                                  ------------         ------------
   (Accumulated deficit):
     Retained deficit ....................................................................         (12,225,490)          (7,442,705)
     Cumulative translation adjustment ...................................................            (618,715)            (921,127)
                                                                                                  ------------         ------------
            Total accumulated deficit ....................................................         (12,844,205)          (8,363,832)
                                                                                                  ------------         ------------
            Total liabilities, common stock subject to repurchase obligations
                  and (accumulated deficit) ..............................................        $ 81,173,297         $ 79,177,042
                                                                                                  ============         ============



            See notes to consolidated condensed financial statements.

                          ROSS ROY COMMUNICATIONS, INC.

           CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS (Unaudited)
                     Quarters ended March 31, 1995 and 1994


                                                                                                 1995                       1994
                                                                                                 ----                       ----
Revenue ........................................................................             $ 16,988,442              $ 15,843,609
Operating expenses:
  Compensation and employee benefits ...........................................               10,071,735                 9,443,097
  Occupancy expense ............................................................                1,642,722                 1,657,072
  General agency expense .......................................................                1,785,056                 1,892,668
  Other ........................................................................                  491,712                   324,200
                                                                                             ------------              ------------
        Total operating expenses ...............................................               13,991,225                13,317,037
                                                                                             ------------              ------------

Operating income ...............................................................                2,997,217                 2,526,572

Other expense (income):
  Interest expense .............................................................                  196,537                   262,872
  Interest and investment income ...............................................                  (32,643)                 (108,299)
                                                                                             ------------              ------------

        Total other expense ....................................................                  163,894                   154,573

Income before income taxes, minority interest and
   cumulative effect of change in accounting principle .........................                2,833,323                 2,371,999

Provision for federal and international taxes ..................................                1,053,415                   880,528
                                                                                             ------------              ------------
Net income before minority interest and cumulative
   effect of change in accounting principle ....................................                1,779,908                 1,491,471
Minority interest ..............................................................                   91,719                   142,549
                                                                                             ------------              ------------
Net income before cumulative effect of change in
   accounting principle ........................................................                1,688,189                 1,348,922

Cumulative effect of change in accounting principle ............................               (6,600,000)                     --
                                                                                             ------------              ------------
Net (loss) income ..............................................................             $ (4,911,811)             $  1,348,922
                                                                                             ============              ============
NET INCOME PER COMMON SHARE:
  Weighted Average Number of Shares Outstanding:
    Primary ....................................................................                  331,561                   317,074
    Fully Diluted ..............................................................                  331,561                   317,074
  Income Before Change in Accounting Principle:
    Primary ....................................................................                    $5.09                     $4.25
    Fully Diluted ..............................................................                    $5.09                     $4.25
  Cumulative Effect of Change in Accounting Principle:
    Primary ....................................................................                  ($19.90)                     --
    Fully Diluted ..............................................................                  ($19.90)                     --
  Net Income:
    Primary ....................................................................                  ($14.81)                    $4.25
    Fully Diluted ..............................................................                  ($14.81)                    $4.25



            See Notes to consolidated condensed financial statements.

                                   ROSS ROY COMMUNICATIONS, INC.

                             CONSOLIDATED CONDENSED STATEMENTS OF CASH
                                  FLOWS (Unaudited) Quarters Ended
                                      March 31, 1995 and 1994


                                                                              1995             1994
                                                                              ----             ----
Cash Flow from Operating Activities:
Net (loss) income ....................................................   $ (4,911,811)   $  1,348,922
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
   Pension income recognized .........................................       (450,000)       (300,000)
   Depreciation and amortization .....................................        250,303         280,398
   Provision (credit) for losses on accounts receivable ..............          9,137         (10,165)
   Provision (credit) for deferred taxes .............................     (2,251,277)        880,528
   Increase in cash value of life insurance ..........................       (255,250)       (162,003)
   Increase in long-term liabilities .................................      9,900,000            --
   Special charges, asset write-downs and losses on sales
      of subsidiaries ................................................       (285,054)       (779,243)
Changes in operating assets and liabilities that provided (used) cash:
   Accounts receivable ...............................................     (2,316,983)     15,993,527
   Billable production in process ....................................     (1,699,423)       (620,069)
   Refundable income taxes and other current assets ..................        205,201       2,380,821
   Accounts payable and other current liabilities ....................     (2,032,511)    (27,935,435)
                                                                         ------------    ------------
            Total adjustments ........................................      1,074,143     (10,271,641)
                                                                         ------------    ------------
            Net cash provided by operating activities ................     (3,837,668)     (8,922,719)
                                                                         ------------    ------------

Cash Flow from Investing Activities:
    Expenditures for property and equipment ..........................        (28,652)       (126,124)
    Decrease in other noncurrent assets ..............................         53,339          16,855
    Other, net .......................................................       (189,237)        225,482
                                                                         ------------    ------------
           Net cash provided by (used in) investing activities .......       (164,550)        116,213
                                                                         ------------    ------------

Cash Flow from Financing Activities:
   Proceeds from issuance of long-term debt ..........................      1,600,000       9,700,000
   Repayments of long-term debt ......................................           --           (26,438)
   Purchases of stock ................................................       (152,328)       (597,398)
   Issuances of stock ................................................      3,670,190         150,100
   Repayments to stock repurchase obligations ........................       (743,511)       (628,441)
   Increase in stock repurchase obligations ..........................        165,240            --
                                                                         ------------    ------------
          Net cash used in financing activities ......................      4,539,591       8,597,823
                                                                         ------------    ------------
Net Increase (Decrease) in Cash and Cash Equivalents .................        537,373        (208,683)
Cash and Cash Equivalents at Beginning of Year .......................      1,863,032       2,181,338
                                                                         ------------    ------------
Cash and Cash Equivalents at End of Quarter ..........................   $  2,400,405    $  1,972,655
                                                                         ============    ============




           See notes to consolidated condensed financial statements.

                          ROSS ROY COMMUNICATIONS, INC.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

      1. The consolidated condensed interim financial statements included herein have been prepared by the Corporation without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, although the Corporation believes that the disclosures are adequate to make the information presented not misleading.

      2. These statements reflect all adjustments consisting of normal recurring accruals which, in the opinion of management, are necessary for a fair presentation of the information contained therein. Certain reclassifications have been made to the March 31, 1994 reported amounts to conform them to the March 31, 1995 presentation. It is suggested that these consolidated condensed financial statements be read in conjunction with the Corporation's audited consolidated financial statements and notes thereto as of December 31, 1994.

      3. Results of operations for the interim periods are not necessarily indicative of annual results.

      4. The Corporation's 1990 stock option plan, as amended, reserved 250,000 shares of Class A common stock for sale to key employees at a price equal to the stock repurchase price at the date of grant. There were options for 115,500 shares outstanding as of January 1, 1995. Options for 102,300 shares were exercised in February, 1995, at exercise prices ranging from $28.03 to $30.03 per share depending upon the date of grant. There were 3,600 options exercised during the first quarter of 1994.

      The Corporation's 1982 incentive stock option plan reserved 160,000 shares of Class A common stock for sale to key employees at a price equal to the stock repurchase price at the date of grant. There were options for 3,946 shares outstanding at January 1, 1995. These options were exercised in February 1995 at an exercise price of $25.34. There were 3,157 options exercised during the first quarter of 1994.

      5. The Corporation adopted the provisions of Statement of Financial Accounting Standards No. 106, "Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1995. The impact of the adoption is $6.6 million (net of applicable income taxes) and is recognized as a one-time charge to net income. This statement requires the accrual of postretirement benefits during the years in which eligible employees provide services. Previously, such costs were expensed as paid.

      The Corporation offers postretirement health care benefits to certain eligible employees and retirees in the United States. Such coverage is self-insured but is administered by an insurance company. The pay-as-you-go cost for postretirement health care benefits was $310,000 and $290,000 for the calendar years ended 1994 and 1993, respectively, the majority of which was funded by reimbursements from The Ross Roy Pension Plan's Retiree Health Account pursuant to Section 401(h) of the Internal Revenue Code of 1986.

      The components of periodic expense for postretirement health care benefits for 1995 are estimated as follows:

                                                                         1995
                                                                         ----
Service cost ................................................        $   881,000
Interest cost ...............................................            906,000
                                                                     -----------
Net periodic postretirement health care cost ................          1,787,000
Recognition of initial transition obligation ................          9,900,000
                                                                     -----------
Total postretirement health care costs ......................        $11,687,000
                                                                     ===========

                          ROSS ROY COMMUNICATIONS, INC.

      The following table sets forth the funded status and amounts recognized for the Corporations's postretirement health care benefits in its consolidated balance sheet as of March 31, 1995:

Accumulated postretirement benefit obligation (APBO):
    Retirees .....................................................   $ 4,560,000
    Fully eligible active plan participants ......................     2,041,000
    Other active plan participants ...............................     3,714,000
                                                                     -----------
                                                                      10,315,000
Less market value of plan assets .................................          --
                                                                     -----------
Postretirement benefit liability recognized in the balance sheet
   as of March 31, 1995 ..........................................   $10,315,000
                                                                     ===========

      A discount rate of 8.5% was used in determining the APBO at March 31, 1995. The calculation of postretirement health care benefits was based upon an actuarial assumption of 9% for medical inflation in 1995. This rate is assumed to decrease to 8% in 1996 and remain at that level thereafter. The effect of a one-percentage-point annual increase in the assumed medical inflation rates would increase the APBO by approximately $1.7 million; the annual service cost would increase by approximately $400,000.

      6. For the quarters ended March 31, 1995 and 1994, respectively, the Corporation made cash payments of approximately $193,000 and $169,000 for interest, and for the quarter ended March 31, 1995 the Corporation made cash payments of $287,000 for income taxes.

      During the quarter ended March 31, 1995, in accordance with the provisions of a supplemental compensation plan, $585,000 of obligations under the plan were paid by delivery of 16,907 shares of common stock.

      7. In late 1994, the Corporation was informed by its major retail client of its decision to utilize another agency. The Corporation expects to complete the transition of its responsibilities to the successor agency in late 1995.

      8. In May 1995, the Corporation's Board of Directors approved a merger with a subsidiary of Omnicom Group Inc. The merger is subject to shareholder approval which is expected to be voted upon in August 1995.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

      The Registrant's Certificate of Incorporation contains a provision limiting the liability of directors (except for approving statutorily prohibited dividends, share repurchases or redemptions, distributions of assets on dissolution or loans to directors) to acts or omissions in bad faith, involving intentional misconduct or a knowing violation of the law, or resulting in personal gain to which the director was not legally entitled. The Registrant's By-Laws provide that an officer or director will be indemnified against any costs or liabilities, including attorneys fees and amounts paid in settlement with the consent of the registrant in connection with any claim, action or proceeding to the fullest extent permitted by the New York Business Corporation Law.

      Section 722(a) of the New York Business Corporation Law provides that a corporation may indemnify any officer or director, made or threatened to be made, a party to an action other than one by or in the right of the corporation, including an action by or in the right of any other corporation or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, because he was a director or officer of the corporation, or served such other corporation or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or in the case of service for any other corporation or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions, in addition, had no reasonable cause to believe that his conduct was unlawful.

      Section 722(c) of the New York Business Corporation Law provides that a corporation may indemnify any officer or director made, or threatened to be made, a party to an action by or in the right of the corporation by reason of the fact that he is or was a director of the corporation, or is or was serving at the request of the corporation as a director of officer of any other corporation of any type or kind, or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for another corporation or other enterprise, not opposed to, the best interests of the corporation. The corporation may not, however, indemnify any officer or director pursuant to Section 722(c) in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought or, if no action was brought, any court of competent jurisdiction, determines in its discretion, that the person is fairly and reasonably entitled to indemnity for such portion of the settlement and expenses as the court deems proper.

      Section 723 of the New York Business Corporation Law provides that an officer or director who has been successful on the merits or otherwise in the defense of a civil or criminal action of the character set forth in Section 722 is entitled to indemnification as permitted in such section. Section 724 of the New York Business Corporation Law permits a court to award the indemnification required by Section 722.

      The Registrant has entered into agreements with its directors to indemnify them for liabilities or costs arising out of any alleged or actual breach of duty, neglect, errors or omissions while serving as a director. The Registrant also maintains and pays premiums for directors' and officers' liability insurance policies.

Item 21.  Exhibits and Financial Statement Schedules.

      (a) See Exhibit Index

      (b) See the financial statement schedules included in the Annual Report on Form 10-K incorporated in this Prospectus/Information Statement included in this Registration Statement.

Item 22.  Undertakings.

       (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (b) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

      (c) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 under the Securities Act, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus/Information Statement pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such requests, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of the responding to the request.

      (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to Registration Statement No. 33-60347 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 3, 1995.



                                         OMNICOM GROUP INC.
                                         Registrant

                                         By:  /s/ BRUCE CRAWFORD
                                            ----------------------
                                                  Bruce Crawford
                                                  President and Chief
                                                  Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


            Signature                                          Title                                 Date
            ---------                                          -----                                 ----

     /s/ (Bruce Crawford)                               President and Chief                     August 3, 1995
- ------------------------------                     Executive Officer and Director
         (Bruce Crawford)                          (Principal Executive Officer)

     /s/ (Fred J. Meyer)                              Chief Financial Officer                   August 3, 1995
- ------------------------------                              and Director
         (Fred J. Meyer)                           (Principal Financial Officer)

     /s/ (Dale A. Adams)                                 Controller (Principal                  August 3, 1995
- ------------------------------                            Accounting Officer)
         (Dale A. Adams)

     /s/ (Bernard Brochand)*                                  Director                          August 3, 1995
- ------------------------------
         (Bernard Brochand)

     /s/ (Leonard S. Coleman, Jr.)*                           Director                          August 3, 1995
- ------------------------------
         (Leonard S. Coleman, Jr.)

                                                              Director
- ------------------------------
         (Robert J. Callander)

     /s/ (James A. Cannon)*                                   Director                          August 3, 1995
- ------------------------------
         (James A. Cannon)

     /s/ (Peter I. Jones)*                                    Director                          August 3, 1995
- ------------------------------
         (Peter I. Jones)

     /s/ (John R. Purcell)*                                   Director                          August 3, 1995
- ------------------------------
         (John R. Purcell)

     /s/ (Keith L. Reinhard)*                                 Director                          August 3, 1995
- ------------------------------
         (Keith L. Reinhard)

     /s/ (Allen Rosenshine)*                                  Director                          August 3, 1995
- ------------------------------
         (Allen Rosenshine)

     /s/ (Gary L. Roubos)*                                    Director                          August 3, 1995
- ------------------------------
         (Gary L. Roubos)

                                                              Director
- ------------------------------
         (Quentin I. Smith, Jr.)

     /s/ (Robin B. Smith)*                                    Director                          August 3, 1995
- ------------------------------
         (Robin B. Smith)

     /s/ (William G. Tragos)*                                 Director                          August 3, 1995
- ------------------------------
         (William G. Tragos)

     /s/ (John D. Wren)*                                      Director                          August 3, 1995
- ------------------------------
         (John D. Wren)

     /s/ (Egon P.S. Zehnder)*                                 Director                          August 3, 1995
- ------------------------------
         (Egon P.S. Zehnder)

- ----------
* By Barry J. Wagner, as Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit
   No.                                           Description                                            Page
- -------                                          -----------                                            ----
  2.1*     Agreement and Plan of Merger dated as of June 15, 1995, among Omnicom
           Group Inc., RRC Acquisition Inc. and Ross Roy Communications, Inc.

  2.2*     Form of Escrow Agreement among Omnicom Group Inc., Ross Roy
           Communications, Inc., the Ross Roy Shareholder Representative, and The Chase
           Manhattan Bank, N.A. as Escrow Agent

  5.1*     Opinion of Davis & Gilbert as to the legality of the Omnicom Common Stock registered hereunder

  8.1      Opinion of Deloitte & Touche LLP regarding tax matters


  8.2      Opinion of McDonald & Company Securities, Inc. as to the fairness from a financial point of view, of the Merger


  23.1*    Consent of Arthur Andersen LLP as to financial statements of Omnicom Group Inc.

  23.2* Consent of Deloitte & Touche LLP as to financial statements of Ross Roy Communications, Inc.

  23.3*    Consent of Davis & Gilbert (included in Exhibit 5.1)

  23.4     Consent of Deloitte & Touche LLP

  23.5*    Consent of McDonald & Company Securities, Inc.

  24*      Power of Attorney (included on signature page)

- --------------
*  Previously filed.